As filed with the Securities and Exchange Commission on October 19, 2007

Registration No. 333-146645

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

012 SMILE.COMMUNICATIONS LTD.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	8413	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 Hasivim Street,

Petach-Tikva, 49170 Israel

972-72-2002111

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

P.O. Box 885

Newark, Delaware 19715

Tel. (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Steven J. Glusband, Esq. Anna Maria Vistica, Esq. Karmit Galili, Esq. Carter Ledyard & Milburn LLP Two Wall Street New York, NY 10005 Tel: 212-732-3200 Fax: 212-732-3232	Moshe H. Ne’eman, Adv. Itai Leshem, Adv. Ami Barlev, Adv. Shibolet & Co. Museum Tower 4 Berkowitz Street Tel-Aviv 64238 Tel: 972-3-777-8333 Fax: 972-3-777-8444	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Tel: 212-735-3000 Fax: 212-735-2000	Alon Sahar, Adv. Hanan Haviv, Adv. Eyal Orgad, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann St. Tel Aviv 64239, Israel Tel: 972-3-692-2020 Fax: 972-3-696-6464

Approximate date of commencement of proposed sale to the public:    As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject To Completion, Dated October 19, 2007

6,675,000 Shares

012 Smile.Communications Ltd.

Ordinary Shares

This is the initial public offering of ordinary shares of 012 Smile.Communications Ltd. The 6,675,000 ordinary shares are being sold by us. Prior to this offering, there has been no public market for our ordinary shares. We currently expect the initial public offering price per ordinary share to be between $14.00 and $16.00. We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “SMLC”.

We are a wholly-owned subsidiary of Internet Gold-Golden Lines Ltd., a public company traded on The NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Following this offering, Internet Gold will own approximately 73.3% of our outstanding ordinary shares.

Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,001,250 ordinary shares to cover over-allotments, if any, at the public offering price per ordinary share, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                 , 2007.

CIBC World Markets	Cowen and Company

RBC Capital Markets

Thomas Weisel Partners LLC

Oppenheimer & Co.

The date of this prospectus is                     , 2007.

WiMax

WiFi

BroadBand

LOCAL TELEPHONY

Virtual Private Networks

Mobile

TRADITIONAL VOICE

Voice Over Broadband

Hosting Services

WIRELESS

IP Seamless Mobility

012

call... just because

:-)

smile

Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our,” “us” “012 Smile” and “012 Smile.Communications” means 012 Smile.Communications Ltd. and its subsidiaries; “Internet Gold” means Internet Gold-Golden Lines Ltd. and its subsidiaries (other than us); and “012 Golden Lines” means 012 Golden Lines Ltd. including its wholly-owned subsidiary, 012 Telecom Ltd. The term “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

You should rely only on the information contained in this prospectus and in any free writing prospectus which we file with the Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus or such free writing prospectus, if any. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Presentation of Financial Information

Unless otherwise indicated, U.S. dollar translations of the NIS amounts presented in this prospectus are translated using the rate of NIS 4.249 to $1.00, the representative rate of exchange as of June 30, 2007 as published by the Bank of Israel.

In reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Effects of Currency Fluctuations.”

i

Prospectus Summary

This summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the risks of investing in our ordinary shares discussed under “Risk Factors” beginning on page 9, our financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In this prospectus, the description of our business assets and liabilities speaks as if such assets and liabilities were ours for all historical periods described in this prospectus. The historical financial information included in this prospectus has been derived from Internet Gold’s accounting records. Internet Gold did not account for our business, and we did not operate, as a separate, stand-alone company for the historical periods presented other than for the six months ended June 30, 2007. Accordingly, our historical financial results as part of Internet Gold may not reflect our financial results in the future as a separate stand-alone company or what our financial results would have been had we operated as a separate stand-alone company during such periods. We have also provided certain unaudited pro forma financial information to illustrate the estimated effects of the acquisition of 012 Golden Lines on our historical financial position and results of operations. We derived the combined pro forma financial information for the year ended December 31, 2006 from our audited combined financial statements and from audited consolidated financial statements of 012 Golden Lines. We derived the combined pro forma financial information for the six months ended June 30, 2006 from our unaudited combined financial statements and from the unaudited consolidated financial statements of 012 Golden Lines. The unaudited pro forma financial information may not be indicative of what our financial results would have been had the acquisition of 012 Golden Lines occurred during the periods presented, or that may be expected to occur in the future.

012 Smile.Communications Ltd.

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in the 2006 annual report of Bezeq The Israel Telecommunications Corp. Ltd., or Bezeq, the incumbent local telephony provider, and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. We believe that we will be able to enjoy significant future savings as a result of efficiencies of scale and our increased buying power. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. For the year ended December 31, 2006, we had revenues of NIS 1,038.5 million ($244.4 million) on a pro forma basis, and for the six months ended June 30, 2007, we had revenues of NIS 551.3 million ($129.7 million).

In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base that, as of June 30, 2007, was over 1,080,000 households and businesses and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer. We also believe that the expected implementation of the number portability program mandated by the Ministry of Communications to occur at the end of 2007 provides us an opportunity to increase our penetration of the local telephony market. We are also considering the expansion of our service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, at such time as commercial licenses for such services become available.

We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using Internet protocol, or IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the “open access” policy that the Ministry of Communications has mandated, Bezeq and HOT-Telecommunications Systems Ltd., or HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the “open access” policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

•

Significant market share. We have a diversified residential and business customer base, and we believe we have a leading market share in Israel in the broadband and the traditional voice markets. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had.

•

High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel and are associated with reliability and quality of service. In a survey we commissioned in December 2006, our 012 brand, recognized by 91% of Israeli consumers, was one of the most recognized international telephony and broadband Internet access services brands in Israel.

•

Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage.

•

Demonstrated ability to capitalize on the evolving communications technology landscape. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB, WiFi and, on a trial basis, WiMAX. We were the first company to provide VoB services in Israel and the first to obtain a commercial license to offer VoB services without any limitation on the number of subscribers. Similarly, in March 2007, we were awarded the first license to conduct fixed WiMAX technology trials in Israel, which was later amended to also include mobile WiMAX trials.

•

Experienced management team and strong equity sponsorship. After the acquisition of 012 Golden Lines in 2006, we integrated our and 012 Golden Lines’ management teams. Our executive officers have an average of approximately 10 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold, is a public company controlled by Eurocom Communications, one of Israel’s major communications groups. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

Our growth strategy includes the following components:

•

Maximize customer satisfaction, retention and growth. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

•

Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base and our strong brand recognition to increase our average revenue per user, or ARPU, by cross-selling our existing services.

•

Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase our number of local telephony customers and achieve a greater share of the local telephony market.

•

Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. We will also consider expanding our service offerings in the future to include IPTV as well as MVNO services.

•

Selectively pursue growth opportunities. We plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours. We currently have no plans, proposals or arrangements with respect to any such acquisitions.

Our Corporate Information

Prior to this offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on The NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Following this offering, Internet Gold will continue to own approximately 73.3% of our ordinary shares. In November 2004, Internet Gold became our sole shareholder after purchasing our ordinary shares from our prior shareholders. As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd. Eurocom Communications owned 58.0% of Internet Gold’s outstanding shares as of June 30, 2007. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Our principal executive offices are located at 25 Hasivim Street, Petach-Tikva, 49170 Israel, and our telephone number is + 972-72-2002111. We were incorporated under the laws of the State of Israel in 1999 as Gold—E Ltd., changed our name to Goldtrade Electronic Trading Ltd. in 2006, changed our name to Smile.Communications Ltd. in 2006 and changed our name to 012 Smile.Communications Ltd. in 2007 following our acquisition of 012 Golden Lines Ltd. Our website address is www.012.net. The information contained on our website is not part of this prospectus.

We have obtained a license from Internet Gold for the use of our “Smile” logo and intend to apply for trademark registration of “012 Smile.Communications” in Israel. 012 and 012Mobile logos are registered trademarks in Israel. All other registered trademarks appearing in this prospectus are owned by their holders.

The Offering

Ordinary shares offered by us	6,675,000 shares

Ordinary shares to be outstanding after the offering	25,045,000 shares

Use of proceeds

We estimate that we will receive net proceeds of approximately $91.3 million from the sale by us of 6,675,000 ordinary shares in this offering based on the assumed initial public offering price of $15.00 per ordinary share, after deducting assumed underwriting discounts and commissions and the estimated offering expenses. We intend to use the net proceeds of this offering to repay $24.3 million of our short-term debt, to redeem $15.7 million of our Series A Debentures, to pay $967,000 of additional contingent purchase price consideration to a former minority shareholder in 012 Golden Lines, and for general corporate purposes, including working capital. We may also use a portion of the proceeds to enhance our infrastructure and to acquire additional businesses. We currently have no plans, proposals or arrangements with respect to any such acquisition.

Proposed NASDAQ Global Market Symbol	“SMLC”

Over-allotment option	1,001,250 shares

Risk factors	See “Risk Factors” beginning on page 9, and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

The number of our ordinary shares outstanding after this offering does not include 2,250,000 ordinary shares issuable under our proposed 2007 Equity Incentive Plan. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to 1,001,250 additional ordinary shares.

Summary Combined Financial Data

The following tables set forth summary historical combined statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 and have been derived from our audited combined financial statements included elsewhere in this prospectus. The following tables also set forth summary unaudited pro forma statement of operations data for the year ended December 31, 2006 and have been derived from our audited combined financial statements and the audited consolidated financial statements of 012 Golden Lines included elsewhere in this prospectus. The following tables also set forth summary financial information as of June 30, 2007 and for the six months periods ended June 30, 2006 and 2007 and have been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The summary unaudited pro forma operating data for the six months ended June 30, 2006 included in the following tables have been derived from our unaudited combined financial statements and the unaudited consolidated financial statements of 012 Golden Lines. Our historical results and the pro forma information are not necessarily indicative of our results for any future period. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes to those statements included elsewhere in this prospectus. Our statement of operations data for 2006 excludes the results of 012 Golden Lines, which was acquired on December 31, 2006. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

Combined Statement of Operations Data	Year ended December 31,				Year ended December 31, 2006		Six months ended June 30,
	2004	2005	2006	2006	Pro Forma(1)		2006	2006 Pro Forma(1)	2007
					(unaudited)		(unaudited)
	NIS			$	NIS	$	NIS		NIS	$
	(NIS and Dollars in thousands, except per share data)
Revenue	182,215	244,376	343,086	80,745	1,038,450	244,399	158,090	486,363	551,298	129,748
Costs and operating expenses:
Cost of revenue	77,295	136,856	224,565	52,851	753,672	177,376	101,700	348,757	387,352	91,163
Selling and marketing	66,235	60,595	59,864	14,089	165,145	38,867	30,354	85,816	78,168	18,397
General and administrative	17,389	22,859	22,921	5,394	48,936	11,517	11,301	25,490	26,524	6,242
Impairment and other charges	–	–	10,187	2,398	18,833	4,432	–	3,668	1,907	449

Total costs and operating expenses	160,919	220,310	317,537	74,732	986,586	232,192	143,355	463,731	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	51,864	12,207	14,735	22,632	57,347	13,497
Financial income	1,894	1,197	1,829	430	9,456	2,225	858	6,174	2,532	596
Financial expenses	430	6,539	19,095	4,494	70,164	16,513	3,170	22,706	26,292	6,188

Income (loss) before income taxes	22,760	18,724	8,283	1,949	(8,844)	(2,081)	12,423	6,100	33,587	7,905
Income tax expenses	8,371	6,972	10,315	2,428	8,084	1,903	4,100	3,347	12,426	2,925

Net income (loss) from continuing operations					(16,928)	(3,984)		2,753

Net income (loss)	14,389	11,752	(2,032)	(479)			8,323		21,161	4,980

Earnings (loss) per share:
Basic and diluted earnings (loss) per share from continuing operations					(0.81)	(0.19)		0.13
Basic and diluted earnings (loss) per share	0.78	0.64	(0.11)	(0.03)			0.45		1.15	0.27
Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000	18,370,000	18,370,000	18,370,000	20,803,000	20,803,000	18,370,000	20,803,000	18,370,000	18,370,000
Pro forma earnings per share(2):
Basic and diluted earnings per share									1.18	0.28
Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share									20,803,000	20,803,000
Other data
Adjusted EBITDA(3)	40,800	46,885	57,169	13,456	191,667	45,109	26,278	91,104	114,372	26,918
Capital expenditures	20,704	14,098	11,175	2,630	86,136	20,272	6,593	50,309	25,245	5,941
Depreciation and amortization	19,504	22,819	21,433	5,045	120,970	28,470	11,543	64,804	55,118	12,972
Subscribers(4):
Registered customers	329	339	356		1,053		334	1,010	1,080
Active customers	192	208	247		694		223	665	704

Combined Balance Sheet Data	As at June 30, 2007
	Actual		As Adjusted(5)
	NIS	$	NIS	$
	(NIS and Dollars in thousands)
Cash and cash equivalents	47,518	11,183	261,579	61,563
Total assets	1,392,049	327,618	1,610,219	378,964
Total short-term debt	157,246	37,008	53,995	12,708
Total long-term debt, net of current maturities	535,702	126,078	468,993	110,377
Parent company investment and additional paid in capital	345,007	81,197	733,137	172,543

(1)	The summary unaudited pro forma statement of operations data for the year ended December 31, 2006 and for the six months ended June 30, 2006 is adjusted to give effect to the acquisition of 012 Golden Lines, including amortization and financial expenses resulting from the acquisition as of January 1, 2006, and to the application of a portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness.

(2)	The pro forma basic and diluted earnings per share are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during the period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and include 2,433,000 ordinary shares to be sold in this offering, the proceeds of which will be used to repay debt incurred in the acquisition of 012 Golden Lines. The number of shares used for this calculation is based on an assumed initial public offering price of $15.00, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. The pro forma net income for the six months ended June 30, 2007 used to calculate the pro forma earnings per share reflects reduced interest expense of NIS 3,397 ($799) resulting from the repayment of NIS 169,960 ($40,000) of our outstanding indebtedness from the net proceeds of this offering. The reduced interest expenses were calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(3)	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before financial income, financial expenses, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income (loss) before financial income, financial expenses, impairment and other charges, income tax expenses, and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

The following is a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,				Year ended December 31, 2006 Pro Forma(1)		Six months ended June 30,
	2004	2005	2006	2006			2006	2006 Pro Forma(1)	2007
	NIS			$	NIS	$	NIS		NIS	$
	(NIS and Dollars in thousands)
Net income (loss)	14,389	11,752	(2,032)	(479)	(16,928)	(3,984)	8,323	2,753	21,161	4,980
Financial income	1,894	1,197	1,829	430	9,456	2,225	858	6,174	2,532	596
Financial expenses	430	6,539	19,095	4,494	70,164	16,513	3,170	22,706	26,292	6,188
Impairment and other charges	–	–	10,187	2,398	18,833	4,432	–	3,668	1,907	449
Income tax expenses	8,371	6,972	10,315	2,428	8,084	1,903	4,100	3,347	12,426	2,925
Depreciation and amortization(6)	19,504	22,819	21,433	5,045	120,970	28,470	11,543	64,804	55,118	12,972
Adjusted EBITDA	40,800	46,885	57,169	13,456	191,667	45,109	26,278	91,104	114,372	26,918

(4)	Subscriber data refers to the following:

Registered customers—customers who have registered to receive services from us as of the end of the period. Active customers—customers who were billed by us during the 12 months preceding the end of the period.

(5)	The summary as adjusted unaudited balance sheet data as of June 30, 2007, reflects our receipt of estimated net proceeds of $91.3 million from our sale of the ordinary shares in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses, and the application of a portion of such net proceeds to repay $24.3 million of our short-term debt, to redeem $15.7 million of our outstanding Series A Debentures, and to pay $967,000 of additional contingent purchase price consideration to a former minority shareholder in 012 Golden Lines, each as described under “Use of Proceeds.”

(6)	The pro forma depreciation and amortization expenses for the year ended December 31, 2006 is comprised of our historical depreciation and amortization in the amount of NIS 21,433,000, the historical depreciation and amortization and expenses related to ROU of international fiber optic cables of 012 Golden Lines in the amount of NIS 67,599,000, and the pro forma adjustment for amortization and depreciation expenses of NIS 31,938,000.

The pro forma depreciation and amortization expenses for the six month period ended June 30, 2006 is comprised of our historical depreciation and amortization in the amount of NIS 11,543,000, the historical depreciation and amortization and expenses related to ROU of international fiber optic cables of 012 Golden Lines in the amount of NIS 37,292,000, and the pro forma adjustment for amortization and depreciation expenses of NIS 15,969,000.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

We have experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain our revenues and profitability.

As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. With this acquisition, our total assets increased to NIS 1,371.6 million ($322.8 million) as at December 31, 2006 from NIS 223.4 million as at December 31, 2005, and our revenues increased to 1,038.5 million ($244.4 million) for the year ended December 31, 2006 on a pro forma basis. Our revenues increased to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007 from NIS 158.1 million for the six months ended June 30, 2006 primarily due to our acquisition of 012 Golden Lines. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues increased to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. Our organic growth and the recent acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business.

Another part of our growth strategy is managing and reducing the costs associated with delivering our services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

We may not be successful in integrating the operations of 012 Golden Lines, which could limit our ability to achieve the expected benefits from the acquisition and could adversely affect our operations; and we may incur substantial costs in the future in connection with our integration efforts, which could reduce our net income.

Our ability to successfully integrate the business of 012 Golden Lines is uncertain. For the year ended December 31, 2006, 012 Golden Lines had revenues of approximately NIS 696.8 million ($164.0 million) and we more than doubled in size primarily as a result of the acquisition. We have begun to integrate our operations with the operations of 012 Golden Lines according to a plan that is intended to result in cost savings and other synergies. As part of this plan, we need to, among other things, integrate our and 012 Golden Lines’ network platforms, operating and billing systems and other software, consolidate the workforce and facilities, while continuing to provide quality services and accurate bills to our combined customer base.

Our goal is to optimize our ability to provide services to our customers, while controlling costs and improving the profitability of our integrated business. However, we may not be successful in implementing our integration plan and may incur substantial costs, including costs we may not anticipate, in connection with our integration efforts, which could reduce our net income. For example, if the integration of our and the 012 Golden Lines’ billing systems or the consolidation of our call centers is not successful, we could experience an adverse effect on our customer service, customer churn rate and an increase in the cost of maintaining these systems going forward. We could also experience operational failures related to billing and collection of revenue from our customers, which could have a material adverse effect on our business.

The demands on our management with respect to our integration have impacted the amount of time available to operate our business and plan and implement our growth strategy. Moreover, our new management team has only worked together for a limited period of time and there can be no assurance that they will be effective in implementing our integration plan or growth strategy. If we are not able to successfully implement our integration plan, we may not achieve the expected benefits, including the expected cost savings and synergies, from the 012 Golden Lines acquisition and our business, financial condition and results of operations may be adversely affected.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues increased at a compound annual growth rate, or CAGR, of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a growing communication services provider.

Changes in the regulatory and legal compliance environment could adversely affect our operations and business activities and could result in increased competition and reduced revenues and profitability.

We operate in a highly regulated industry in Israel, which limits our flexibility in managing our business. We are subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications, as well as changes in laws, regulations or government policy affecting our business activities, such as the following:

•	Deregulating the monopoly-based restrictions imposed on Bezeq, Israel’s incumbent telephony operator, and its affiliates;

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Deregulating the restriction imposed on the Bezeq and its affiliates, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing VoB services;

•	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

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Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

•	Changing the regulations affecting our interconnection arrangements with other operators;

•	Changing call termination tariffs;

•	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

•	Limiting the prices that we may charge our customers;

•	Broadening or increasing the range of revenues on which royalties are paid; and

•	Changing the regulations affecting our international and local telephony business.

Such actions could result in increased competition and expenses, and reduced revenues and profitability.

The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to our business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of our licenses are subject to the administrative discretion of the Ministry of Communications.

Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq could change in the future and result in increased competition, and a reduction in our revenues from interconnect fees.

Bezeq is currently subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market, and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services. Once Bezeq’s market share falls below certain thresholds, Bezeq may apply to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV. Bezeq may also apply to the Ministry of Communications to offer discounts on its supervised tariffs in the domestic fixed telephony market.

Bezeq pays us interconnect fees with respect to calls being made from Bezeq fixed-lines to our VoB lines. Bezeq has raised the claim that it should not be paying us interconnect fees because we use its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay us interconnect fees for calls originated from Bezeq fixed-lines to our lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay us interconnect fees at then current rates or at all.

Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market. Furthermore, the Ministry of Communications will, after February 2008, examine the competitive position of YES. We cannot be certain that the Ministry of Communications will not allow YES to enter the VoB market if its competitive position deteriorates. If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services.

We depend on maintaining and renewing our existing regulatory licenses in order to fully conduct our business. Our inability to maintain and renew our existing licenses would negatively impact our operations, revenues and profitability.

Our ability to offer our broadband and traditional voice services depends on our ability to maintain and renew the licenses we have received from the Ministry of Communications. Although we are entitled to renew our licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which we now operate. Any such change in the terms and conditions of our licenses may materially and adversely affect our results of operations. Our licenses may be suspended or revoked by the Ministry of Communications if we default under or violate their terms. Each license requires us to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed by us in providing the services, maintenance and support procedures and protocols, our communications with customers and information to be provided to the Ministry of Communications on a regular basis.

The regulations promulgated under the Israeli Communications Law, 1982, or the Communications Law, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See “Government Regulation—Licenses and Applications.”

The domestic fixed-line, or DFL, license granted to our wholly-owned subsidiary, 012 Telecom, in February 2007 requires us to provide subscribers to our local telephony services the ability to make international calls through the international operator in Israel of their choice. Currently, due to technical limitations, our subscribers can dial abroad only through our system, but we expect to be able to resolve the issue by January 2008. We received a letter from the Ministry stating that we are allegedly in breach of the license and requesting our response.

While we believe that we are currently in compliance with all other material requirements of our licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of our compliance. Accordingly, we cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The industry in which we operate is dynamic, and we will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. Our inability to obtain any such new license may negatively impact our growth opportunities and revenues.

The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to us or to our competitors and not to us, or on what terms they may be granted to us or to our competitors. Our ability to introduce new services, such as those based on WiMAX technologies, depends upon our ability to receive the appropriate licenses. To date, no licenses to provide WiMAX services on a commercial basis have been granted. In September 2007, the Ministry of Communication announced its intention to publish, following a public hearing, its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies, and it does not specify the weight that will be given to each consideration.

Our introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which may be extended by the Ministry of Communications. Such review may cause us to lose critical time in bringing new services to market.

Furthermore, the Ministry of Communications may refuse to allow us to introduce such new services or make the introduction of the services subject to various conditions. We are also considering the expansion of our service offerings to include IPTV, as well as MVNO, but have not yet applied for or received a license from the Ministry of Communication to provide such services, and the regulatory framework for the granting of such licenses has not yet been established by the Ministry of Communications. Our inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or to introduce new services under an existing license, may negatively impact our growth opportunities and revenues.

We operate in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition, increase our expenses and limit our ability to maintain or increase our market share.

We are subject to intense competition, which we expect will continue in the future. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but has chosen not to do so. While we cannot predict if or when HOT will become an ISP, its entry into the market could significantly harm our competitive position in the broadband access market.

The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require us to lower our prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, recently, the operations of several of our competitors, NetVision, Barak and Globcall, were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. This development could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm our competitive position.

We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services, when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact our ability to increase our market share.

We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

A reduced demand for hubbing services by one or more of our significant hubbing services customers could significantly reduce our hubbing services revenues.

The profitability of our hubbing services business is driven by the needs of our customers whose demand for hubbing services is constantly fluctuating. As a result, our hubbing services business is subject to a high degree of volatility and could result in fluctuations in our reported revenues and net income on a quarterly basis. A significant reduction in demand for hubbing services by one or more of our principal hubbing services customers would have an adverse affect on our operating results and profitability.

We operate in a market which already exhibits maturity and high user penetration, and we may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on our profitability.

The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market, as demonstrated by the estimated 91% household penetration of fixed telephone lines and 62% broadband access penetration rate as of June 30, 2006, according to latest information published by the Ministry of Communications. Our future revenues will depend significantly on our ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers and we may not be successful in doing so. In addition, the competitive market environment has required us in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing our rates. If adopted in the future, we cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We are reliant on our senior management team and our managers and employees, and a loss of any key member of our senior management or the inability to retain highly qualified managers and employees could have an adverse effect on our future operations and profitability.

Our future development is dependent upon our present and prospective management team, including Eli Holtzman, our vice chairman, Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer and vice president finance. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our senior management for any reason may have an adverse effect on our operations and profitability. In addition, our success depends on our ability to attract and retain highly qualified managers and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and mangers to fulfill our current or future needs. This could adversely impact our operations and financial performance.

We may be subject to fines or face claims of being in violation of the Communications Law or in violation of the Ministry’s number portability plan in connection with the requirement to provide number portability, which could adversely affect our profitability.

As a result of an amendment to the Communications Law in March 2005, international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability would permit our local telephony subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, we may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, all of the cellular and landline telephony operators, including us and our subsidiary, 012 Telecom, our landline telephony operator, were notified by the Ministry of Communications that failure to implement the number portability program constituted a continued violation of the Communications Law and the number portability plan published by the Ministry of Communications in August 2005. We were notified that the Ministry of Communications is considering imposing fines of NIS 2,032,750 ($478,407) and additional daily fines of NIS 6,450 ($1,518), beginning May 25, 2007. We submitted our response to the notifications on July 5, 2007. To date, the Ministry of Communications has not imposed the fines. We are currently conducting tests of our number portability program and expect to be able to implement number portability by December 1, 2007, the date that the cellular and landline telephony operators have also targeted as the launch date for number portability in Israel. If the Ministry of Communications does impose fines prior to our ability to provide number portability, or if we are unsuccessful in implementing number portability, our profitability could be adversely affected.

Our VoB services are not the same as traditional voice services and may not be adopted by mainstream customers, which could harm our future growth.

Our VoB services are not the same as traditional voice services. The quality of our VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT, over which we have no control. Among the differences between our VoB service and traditional voice services are:

•	If our customers experience a loss of power, our services will be interrupted;

•	Our VoB services will be interrupted if our customers experience interruption in broadband access; and

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Depending on the quality of the broadband access provided to our customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

The growth of our VoB business is dependent on the adoption of our services by mainstream customers and therefore the rate of adoption may have a significant effect on our growth. If customers do not accept these differences between our service and traditional voice service, they may choose to continue using traditional voice services or may choose to return to services provided by traditional telephone companies.

Our operations depend on our ability to successfully expand and upgrade our network and integrate new technologies and equipment into our network. Any future system failures or difficulty in expanding or upgrading our network, or making new features available, could increase our expenses and negatively impact our financial results.

Capacity constraints within our networks and those of our suppliers have occurred in the past and will likely occur in the future. As the number of our customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we may need to expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading our network, or making new features available could increase our expenses and negatively impact our financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect our ability to compete and increase our expenses.

The markets in which we compete are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that we use and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our services or technologies. The development and expansion of our services is dependent upon adopting new technologies and updating our systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. Our future success will depend on our ability to continually improve the performance, features and reliability of our broadband and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which we have little or no control, and even though we estimate the cost of such projects based on our previous experience, costs may exceed our estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase our expenses and have a negative impact on our results of operations or financial performance.

We may not be successful in our introduction of WiMAX services, which may adversely affect our growth strategy.

In March 2007, we were awarded the first technology experimental license to conduct fixed WiMAX trials in Israel, which was later amended to also include mobile WiMAX trials. We commenced fixed WiMAX trials and intend to broaden our trials to include mobile WiMAX in the near future. WiMAX technology delivers transmissions via a wireless broadband connection from a single point to multi-points. The use of mobile WiMAX is not widespread and only a few operators in other countries have had any experience in operating such services on a commercial basis. If we are not successful in our introduction of WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

We may not be able to retain our present customers who use our legacy 015 international telephony prefix when we attempt to transfer them to our 012 international telephony prefix in accordance with regulatory requirements, which could result in a reduction in recurring revenues.

In connection with our obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry of Communications required us to cease offering our legacy 015 international telephony prefix by January 2008, but the Ministry of Communication will consider, upon request, extending the date in light of the competitive situation in the international telephony market. For the year ended December 31, 2006, we had NIS 160 million ($38 million) of revenues from this service and we believe we have substantially retained this customer base since the acquisition. We may not be able to retain the customers who continue to use the 015 prefix when we attempt to transfer them to our 012 prefix, which we expect to occur prior to January 2008. This could have a negative impact on our recurring revenues.

If we do not successfully continue to develop our brand, we may be unable to attract enough customers to our services to maintain or increase our market share or to recover our selling and marketing expenses, which could harm our future revenues or our ability to implement our growth strategy and our net income may be adversely affected.

We believe that we must maintain and strengthen awareness of our 012 Smile brand. If we do not successfully continue to develop our brand, we may be unable to attract additional customers and increase our market share. Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues or implement our growth strategy and our net income may be adversely affected.

We are dependent on certain suppliers and, if any of our arrangements with these suppliers are terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

We rely on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by our customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge us for use of their infrastructure. If such restriction is deregulated, we may incur substantial costs, which may adversely affect our profitability.

Our ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in our customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that we provide to our customers. An increase in our cost of access to Israel’s fixed-line communications infrastructure could adversely impact our results of operations. We also depend on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, our services may be disrupted.

Many of our services are dependent on the submarine infrastructure made available by MedNautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. MedNautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long term basis and our contract with MedNautilus sets out the prices to be paid by us for additional capacity for approximately two years, MedNautilus has the ability to raise prices without us being able to seek an alternative supplier for additional capacity.

Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and communications carriers sell or lease services to our competitors and may be, or in the future may become, competitors themselves. If any of our arrangements with third parties is terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

We are exposed to risks in connection with our network infrastructure and are dependent on services we receive from our external suppliers. If the level of service we receive from our external suppliers decreases, we may not be able to maintain the quality and breadth of our services, which could reduce our revenues and harm our operations.

Our network platform is highly complex. Multiple faults occurring at the same time could severely affect our service. Although our engineering staff is trained to operate and maintain our systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact our ability to properly maintain and operate our systems and therefore have a direct effect on our service. Also, as VoB technology continues to evolve, we will be faced with the risks associated with the use of new software.

We do not have a direct network connection to all the possible call destinations around the world and depend on our business partners to connect calls generated by our customers to their final destinations worldwide. Our level of service is largely dependent on the level of service we receive from our international partners with respect to both call completion as well as call quality. Although we make extensive efforts to ensure quality of the calls as well as the breadth of our services, we cannot be sure that our partners will provide an adequate level of service, that we would be able to successfully replace a partner should that become necessary or that we will be able to maintain and increase the quality and breadth of our services.

We may be subject to challenges to our trademarks and may lose our ability to use key third party intellectual property rights, which could negatively impact our operations and harm our future growth.

We have various trademarks, trade secrets and copyrightable materials, as well as licenses to use third party software and trademarks. If we are not successful in protecting our intellectual property, our business and financial results could suffer. There is no guarantee that trademarks we use will not be subject to infringement proceedings or that we will obtain registration of other trademarks for which we may seek protection in the future.

We hold licenses to use various third party software and hardware products. We cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate our business will be available as needed. While our third party licensors have represented to us that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, we cannot guarantee that our use of third party software and hardware does not infringe the rights of others. Application for some of our trademarks and service marks containing the SMILE logo were opposed. While the opposition proceeding was terminated due to the failure of the opponent of the file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to our reputation and the expenditure of significant financial and managerial resources.

Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all, which could negatively impact our ability to compete and our financial results.

The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

•	Consumers may not subscribe to our services;

•	We may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

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We may lack the financial and operational resources necessary to enable migration toward WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	Existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

Our systems and operations are vulnerable to damage or interruption, which could expose us to material risk of loss or litigation and harm our reputation.

Our systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and customer growth could decrease. While we currently have partially redundant systems, we do not have full redundancy, or alternative providers of hosting services. In addition, we do not have a formal disaster recovery plan, and do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We may be exposed to substantial liabilities arising out of our broadband and traditional voice services, which could increase our costs, divert management time and resources and adversely affect our results of operations.

The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by our customers. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. In addition, our professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore, new legislation and court decisions may expose us to liabilities or affect our services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry of Communications is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

It is also possible that if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based e-mail services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that we are found responsible for any such liability and are required to pay damages, our results of operations may be adversely affected. Even if we ultimately succeed, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity. We may also be forced to implement costly measures to alter the way our services are provided to avoid any further potential liability.

Concern about alleged health risks relating to radio frequency radiation from wireless and WiMAX antennae may subject us to litigation, discourage the use of our services and have an adverse effect on our business and revenues.

There have been suggestions that radio frequency radiation from wireless and WiMAX antennae may be linked to health concerns, including increased incidences of cancer. Although medical reviews have concluded that evidence does not support a finding of adverse health effects as a result of wireless and WiMAX antennae, some studies have suggested that radio frequency emissions may cause certain adverse biological effects. Research on these and other health concerns is ongoing and may demonstrate a link between radio frequency radiation and health concerns.

We and other wireless communications providers may be subject to litigation relating to these and other health concerns. Concerns over radio frequency radiation may discourage the use of our services and have an adverse effect on our business and revenues.

Our VoB emergency calling service is different from the traditional emergency calling service and may expose us to significant liability.

Our VoB emergency calling service is different from the traditional emergency calling service in ways that may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. The only location information that our VoB emergency calling service can transmit to a dispatcher at a public safety answering point is the information that our customers have registered with us. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can make calls almost anywhere a broadband connection is available. In these instances, emergency callers must verbally advise the operator of their location at the time of the call and, in some cases, provide a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

Moreover, if a customer experiences a broadband or power outage, or if a network failure occurs, the customer will not be able to reach an emergency services provider. Customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

We may need to raise additional funds in the future, which may subject you to dilution, and may be unable to do so on favorable or acceptable terms or at all, which may harm our ability to expand, develop new or enhanced services, or respond to competitive pressures.

If cash generated from our operations is insufficient to meet our operating and strategic needs, we may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including our operating performance, our ability to issue equity and market conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of our ordinary shares. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms.

Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.

Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future results.

The historical financial information included in this prospectus has been derived from Internet Gold’s accounting records. Internet Gold did not separately account for our business, and we did not operate as a separate, stand-alone company, for the historical periods presented. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a separate stand-alone company prior to December 31, 2006 or what our results will be in the future. This is primarily a result of the following factors:

•	Our historical financial results reflect allocations of corporate expenses from Internet Gold;

•

Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of Internet Gold. After this offering, Internet Gold will not be required to provide us with funds to finance our working capital or other cash requirements and we may in the future need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. In addition, we may have a credit rating that is lower than Internet Gold’s credit rating and may incur debt on terms and at interest rates that will not be as favorable as those generally enjoyed in the past; and

•

Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public subsidiary of Internet Gold. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by Internet Gold and Smile.Media, the need for additional personnel to perform services currently provided by Internet Gold and the legal, accounting, compliance and other costs associated with being a public company with equity securities traded on The NASDAQ Global Market.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of any shareholder vote.

After this offering, Internet Gold will own approximately 73.3% of our outstanding ordinary shares. Eurocom Communications owned 58.0% of Internet Gold’s outstanding shares as of June 30, 2007. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

For as long as Internet Gold has a controlling interest in our company, it, Eurocom Communications and Mr. Elovitch indirectly, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), prevent an acquisition or any other change in control of us. Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders. See “Description of Share Capital” and “Related Party Transactions.”

Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

Conflicts of interest may arise between Internet Gold, Eurocom Communications, and us in a number of areas relating to our past and ongoing relationships. After this offering, three of our directors will continue to serve as directors of Internet Gold. Areas in which conflicts of interest between Internet Gold and us could arise include, but are not limited to, the following:

•

Loss of opportunities. Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth. Eurocom Communications, or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. Affiliates of Eurocom Communications include YES, Partner Communications Company Ltd., or Partner, a major cellular operator, and Eurocom Cellular Communications Ltd., a distributor and official representative of Nokia in Israel, and a major supplier of Partner and Cellcom Israel Ltd.;

•

Cross officerships, directorships and share ownership. The ownership interests of our directors in the ordinary shares of Internet Gold could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Internet Gold and Eurocom Communications, disagreement over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Internet Gold may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

•

Intercompany transactions. From time to time, Internet Gold, Eurocom Communications, other companies within the Eurocom group or Smile.Media may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to This Offering

Our ordinary shares have not been publicly traded, and we expect that the price of our ordinary shares will fluctuate substantially.

Before this offering, there has been no public market for our ordinary shares. An active public trading market may not develop after the completion of this offering or, if developed, may not be sustained. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any securities analyst that may cover our company in the future. Moreover, we cannot assure you that any securities analyst will initiate or maintain research coverage of our company and our ordinary shares. The price of the ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. The market price for our ordinary shares after this offering will be affected by a number of factors some of which are beyond our control, including:

•	Any increase or decrease in our revenue;

•	The recruitment or departure of key personnel;

•	Quarterly variations in our or our competitors’ results of operations;

•	Announcements or introductions of technological innovation, new services or new licenses, or pricing policies by us or competitors;

•	Announcements related to litigation;

•	Announcements related to our parent company, Internet Gold, or our sister company, Smile.Media;

•	Regulatory developments;

•	Changes in earnings’ estimates, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	Developments in our industry; and

•	General market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

Future sales or distributions of our ordinary shares by Internet Gold could depress the market price for our ordinary shares.

After this offering, Internet Gold may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights described elsewhere in this prospectus, or distribute those shares to its shareholders. Sales or distributions by Internet Gold of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares. Internet Gold has advised us that it currently intends to continue to hold all of our ordinary shares that it owns following this offering. Internet Gold has agreed not to sell, spin off, split off or otherwise dispose of any of our ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of CIBC World Markets Corp., subject to certain limited exceptions. Furthermore, to effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, Internet Gold undertook not to sell ordinary shares constituting more than 10% of its holdings in us until the end of 2008. Internet Gold has also undertaken to comply with the ownership requirements of the licenses we obtained from the Ministry of Communications in any sale, transfer or disposition of our ordinary shares. Our licenses require that Israeli residents and citizens have minimum shareholdings. Throughout the terms of our VoB and DFL licenses, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. See “Business—Government Regulation—Licenses and Applications.” However, we cannot assure you that Internet Gold will maintain its ownership of our ordinary shares after the 180-day period following this offering.

We will incur increased costs as a result of being a public company and our net income will be adversely affected.

The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission and NASDAQ require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept broader policy limits and reduced coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal controls over financial reporting, and our independent auditors will be required to issue an opinion on management’s assessment of those matters. In connection with our separation from Internet Gold, we will need to begin the documentation and testing of our internal controls. As a new public company, we will be required to include a report by management under Section 404(a) of the Sarbanes-Oxley Act and an attestation report by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act for the first time starting with the filing of our second annual report on Form 20-F, which will be our annual report for the fiscal year ending December 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per ordinary share is substantially higher than the pro forma net tangible book value per ordinary share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $14.06 per ordinary share, based on an assumed initial public offering price of $15.00 per ordinary share, or $13.56 per ordinary share if the underwriters exercise their option to purchase additional ordinary shares. As a result of this dilution, investors purchasing ordinary shares from us will have contributed 57.0% of the total amount invested in us but will own only 26.7% of our outstanding ordinary shares. In addition, future equity issuances may result in further dilution to investors and current shareholders.

We do not anticipate paying dividends on our ordinary shares and the success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. Our ordinary shares may not appreciate in value or even maintain the price at which you purchased your ordinary shares.

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, to repay $24.3 million of our short-term debt, redeem $15.7 million of our Series A Debentures, and to pay $967,000 of additional contingent purchase price consideration to a former minority shareholder in 012 Golden Lines. We also may use a portion of the proceeds for additional investment in our infrastructure and to acquire or make investments in other complementary or similar businesses. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on The NASDAQ Global Market, we expect to follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we expect to follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. For a description of the material corporate governance differences between the NASDAQ Marketplace Rules and Israeli Law see “Description of Share Capital—Material Corporate Governance Differences Between NASDAQ Marketplace Rules and Israeli Law.”

If U.S. tax authorities were to treat us as a “passive foreign investment company,” that could have adverse consequences on U.S. holders.

Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of noncorporate U.S. shareholders.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our ordinary shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we expect that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2007. See “United States Federal Income Tax Considerations.” However, no assurances can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations. You are urged to consult your tax advisors regarding the application of the passive foreign investment company rules.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and our business focuses on the Israeli audience, therefore our results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

We may be restricted in the conduct of our operations during periods of national emergency, which could negatively affect our business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities empowered by law may issue various instructions regarding the use of our network, including the use of the network by the security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies, our currency hedging positions and by changes in the Israeli Consumer Price Index.

Our purchases of international bandwidth and other international transactions expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, as the principal amount of, and interest that we pay on, our Series A Debentures are linked to the Israeli Consumer Price Index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this prospectus, or asserting U.S. securities law claims in Israel.

We are incorporated in Israel and all of our executive officers, substantially all of our directors and the Israeli experts named in this prospectus reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors and some of the experts named in this prospectus are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and certain of the experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

Provisions of Israeli law, our licenses, our articles of association and the tax ruling issued to us may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including Israeli shareholders and shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. See “Description of Share Capital—Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

The regulations promulgated under the Israeli Communications Law, 1982, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents. Under the regulations applicable to our VoB and DFL licenses, at least 20% of our means of control must be held by an Israeli citizen and resident. Under the regulations applicable to our international telephony license at least 26% of our means of control must be held by Israeli citizens and residents at all times. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of our means of control or for the acquisition of our means of control providing its holder with the direct or indirect ability to have a significant influence over our operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of our means of control or for acquisition of our means of control providing its holder with the direct or indirect ability to direct our operations. The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as means of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of traded means of control does not involve a change of control. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition. In addition, we are required to apply to the Ministry of Communications for approval within 21 days of becoming aware of (i) an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 10% or more of our means of control, (ii) an acquisition of 25% or more of our Traded Means of Control, or (iii) an acquisition of our Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us.

Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See “Business—Government Regulation.” In addition, such requirements may delay, prevent or make difficult an acquisition of our company.

The tax ruling issued to us by the Israeli Tax Authority in connection with the transfer of the Communications Business from Internet Gold includes certain provisions that may prevent an acquisition or change of control until the end of 2008. The ruling requires that we do not sell more than 50% of the assets transferred to us by Internet Gold, and prohibits Internet Gold from selling ordinary shares constituting more than 10% of its holdings in us until the end of 2008. See “Israeli Taxation—Ruling Issued by the Israeli Tax Authority.”

Note Regarding Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Managements’ Discussion and Analysis of Financial Conditions and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

Market Data

This prospectus contains information about our market share, market position and industry data that we obtained from industry publications and reports. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Central Bureau of Statistics of Israel and surveys and other data published by the Israeli media or our competitors.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High	Low
March 2007	4.222	4.155
April 2007	4.155	4.014
May 2007	4.065	3.932
June 2007	4.291	4.062
July 2007	4.342	4.183
August 2007	4.337	4.113
September 2007	4.137	4.013

The following table shows, for the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average
2002	4.736
2003	4.512
2004	4.483
2005	4.503
2006	4.442

As of October 18, 2007, the daily representative rate of exchange between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 4.013 to $1.00.

The effect of exchange rate fluctuations on our business and operations is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk.”

Use of Proceeds

We estimate that we will receive net proceeds of approximately $91.3 million from the sale by us of 6,675,000 ordinary shares in this offering based on the assumed initial public offering price of $15.00 per ordinary share, after deducting assumed underwriting discounts and commissions and the estimated offering expenses. A $1.00 increase (or decrease) in the assumed initial offering price of $15.00, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) net proceeds to us from this offering by approximately $6.21 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital, and to repay the NIS 103.1 million ($24.3 million) of our short-term debt incurred for working capital that we owed as of June 30, 2007 under our lines of credit of NIS 8.8 million ($2.1 million) to First International Bank of Israel, which bears interest at an annual rate of 4.7%, NIS 26.5 million ($6.2 million) to Discount Bank, which bears interest at an annual rate of 4.7%, NIS 1.8 million ($400,000) to Bank Hapoalim, which bears interest at an annual rate of 4.75%, NIS 12.2 million ($2.9 million) to Mizrahi Bank, which bears interest at an annual rate of 4.7% and which is guaranteed by Internet Gold, and NIS 40.6 million ($9.6 million) to Bank Leumi, which bears interest at an annual rate of 4.6%. None of these lines of credit have a specified maturity date, but they may be called by each bank at any time. We also intend to redeem NIS 66.7 million ($15.7 million) of our Series A Debentures that we issued to repay short-term debt used to purchase 012 Golden Lines. The Series A Debentures bear annual interest at the rate of 5.85%, which will decrease to an annual interest rate of 4.75% in the event they are listed for trading on the Tel Aviv Stock Exchange. We will also pay NIS 4.1 million ($967,000), based on the assumed initial public offering price of $15.00 per ordinary share, to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest. Pursuant to the terms of the acquisition agreement, the amount we must pay is based on the valuation of our company in this offering. See “Managements’ Discussion and Analysis of Financial Condition and Results of Operations—Overview” for a description of how the payment amount is calculated. We may use a portion of the proceeds for additional investments in our infrastructure and to acquire or make investments in other complementary or similar businesses. We currently have no plans, proposals or arrangements with respect to any such acquisition.

Under the terms of our Series A Debentures, we may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments or deposit the net proceeds in bank accounts in Israel or outside of Israel.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and other factors our board of directors may deem relevant.

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law). See “Description of Share Capital.”

Capitalization

The following table presents our capitalization as of August 31, 2007, (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of 6,675,000 ordinary shares in this offering at an assumed initial public offering price of $15.00 per ordinary share, (b) the repayment of $24.3 million of short-term debt incurred for working capital purposes, (c) the redemption of $15.7 million of Series A Debentures, (d) the payment of $967,000 to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest, and (e) the receipt by us of estimated net proceeds of approximately $91.3 million, after deducting assumed underwriting discounts and commissions and the estimated offering expenses. See “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the related notes appearing elsewhere in this prospectus.

	As of August 31, 2007
	Actual	As Adjusted(1)(2)
	NIS	NIS	$
	(unaudited in thousands)
Short-term bank debt	138,041	34,790	8,188
Current maturities of long term debt	6,467	6,467	1,522
Long term debt, net of current maturities	542,836	476,127	112,056

	687,344	517,384	121,766
Shareholders’ equity and parent company investment:
Ordinary shares: NIS 0.1 par value; 50,000,000 shares authorized, 18,370,000 shares issued and outstanding, actual; 25,045,000 shares issued and outstanding, as adjusted	1,837	2,505	589
Parent company investment and additional paid in capital	322,009	709,472	166,974
Retained earnings	19,970	19,970	4,700

Total shareholders’ equity	343,816	731,947	172,263

Total capitalization	1,031,160	1,249,331	294,029

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	A $1.00 increase (or decrease) in the assumed initial public offering price of $15.00, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) each of shareholders’ equity, parent company investment and total capitalization by $6.21 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the adjusted net tangible book value per ordinary share after this offering.

Our pro forma net tangible book value as of June 30, 2007 was ($66.8) million or ($2.67) per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of ordinary shares outstanding upon consummation of this offering.

Our pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma basis. After giving effect to the sale of 6,675,000 ordinary shares by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the assumed underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us, after deducting $967,000 of additional contingent purchase price consideration to a former minority shareholder of 012 Golden Lines, our pro forma net tangible book value would have been $23.6 million, or approximately $0.94 per ordinary share based on 25,045,000 shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $3.61 per ordinary share to existing shareholders and an immediate dilution of $14.06 per ordinary share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share		$15.00
Net tangible book value of an ordinary share as of June 30, 2007	($2.67)
Increase in net tangible book value per ordinary share attributable to this offering	$3.61
Net tangible book value per share after the offering		$0.94

Dilution per share to new investors		$14.06

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $1.44 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $13.56 per share.

A $1.00 increase (or decrease) in the assumed initial public offering price of $15.00 per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the pro forma tangible book value as of June 30, 2007 by $6.21 million or $0.25 per ordinary share and the dilution per share to new investors by $14.81 per ordinary share, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations

of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd.

For the Year Ended December 31, 2006

The following unaudited pro forma condensed combined financial statement of operations has been prepared to give effect to the acquisition of 012 Golden Lines under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes, including the application of a portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 gives effect to the acquisition as if it had occurred on January 1, 2006 and combine the historical statement of operations of 012 Smile.Communications and 012 Golden Lines for these periods. Integration costs are not included in the accompanying pro forma condensed combined financial statements.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of 012 Smile.Communications and 012 Golden Lines included elsewhere in this prospectus.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

These unaudited pro forma condensed combined financial statement of operations is based upon the respective historical financial statements of 012 Smile.Communications, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP, and 012 Golden Lines, which have been prepared in accordance with Israeli GAAP and reconciled to U.S. GAAP, and notes to the consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statement of operations do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statement of operations. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

012 Smile.Communications Ltd.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations

For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

	Historical		Combined pro forma adjustments	References	Pro forma combined
	012 Smile. Communications	012 Golden Lines
	NIS	NIS	NIS		NIS	$
Revenue	343,086	696,788	(1,424)	2(A)	1,038,450	244,399
Costs and operating expenses:
Cost of revenues	224,565	529,563	(456)	2(B)	753,672	177,376
Selling and marketing	59,864	72,887	32,394	2(C)	165,145	38,867
General and administrative	22,921	26,015			48,936	11,517
Impairment and other non recurring charges	10,187	8,646			18,833	4,432

Total costs and operating expenses	317,537	637,111	31,938		986,586	232,192

Income from operations	25,549	59,677	(33,362)		51,864	12,207
Financial income	1,829	7,627			9,456	2,225
Financial expenses	19,095	31,126	19,943	2(D); 2(E)	70,164	16,513

Net income (loss) after financial expenses	8,283	36,178	(53,305)		(8,844)	(2,081)
Income tax expenses	10,315	14,294	(16,525)	2(F)	8,084	1,903

Net income (loss) from continuing operations	(2,032)	21,884	(36,780)		(16,928)	(3,984)

Basic and diluted earning per share:
Loss per share from continuing operations	(0.11)				(0.81)	(0.19)

Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000				20,803,000	20,803,000

See accompanying notes to unaudited pro forma condensed combined statement of operations.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

Note 1—Basis of Pro Forma Presentation

On December 31, 2006, we completed the acquisition of all of the issued and outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% from the dates the acquisition agreements were signed. The acquisition was first financed by shareholders’ loans and capital contribution, and by short-term bank credit, which was later refinanced by the issuance of debentures in the amount of NIS 425.0 million ($100 million) made in 2007. In addition, upon completion of this offering, we are obligated to pay additional consideration to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest, which will be calculated by multiplying a factor of 1.28% by the amount by which the value of the company in this offering exceeds $200 million. This contingent consideration will be accounted for upon completion of this offering, and such additional purchase price will be allocated to goodwill.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence of certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 Golden Lines acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

Note 1—Basis of Pro Forma Presentation (cont’d)

The following table summarizes the preliminary estimated fair values of the 012 Golden Lines’ assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

	NIS	$
Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years). ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement (their useful lives) which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option. The useful lives were revised in light of the company’s and 012 Golden Lines’ successful broadband and traditional voice service offering, and the absence of any genuine alternative technology to fiber optic cables capable of supporting our needs. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on cash flows generated from such assets. Accordingly, no specific forecasts can be made with respect to future trends.

Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets.”

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

Note 2—Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to 012 Golden Lines’ net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

012 Smile.Communications has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(A) The pro forma adjustment made to the historical revenues reported for the year ended December 31, 2006 was made to eliminate the deferred revenue 012 Golden Lines had on its balance sheet as of December 31, 2005. The deferred revenue from prepaid calling cards that was outstanding at the end of 2005 was recognized in the first quarter of 2006 and was eliminated in the pro forma presentation as the fair value of this deferred revenue was zero.

(B) To reflect amortization expenses of licenses acquired in the amount of NIS 53,000 for the year ended December 31, 2006, which is being amortized over the contractual term of the license (20 years), net of an adjustment made to lower depreciation expenses of property and equipment in the amount of NIS 509,000 for the year ended December 31, 2006, which was recorded using the estimated replacement cost fair market value that was lower than the book value of these assets on the balance sheet of 012 Golden Lines on the date of acquisition. The property and equipment is depreciated using the straight-line method over a weighted average life of five years. These adjustments resulted from the appraisals performed to record these assets based on their fair value (See Note 1).

(C) To reflect amortization expenses of customer relationships which are being amortized based on the expected economic benefit from these assets each period. This adjustment resulted from the appraisals performed by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, to record these assets based on their fair value (See Note 1).

The expected annual amortization expenses for customer relationships for the next five years is as follows:

NIS
2007	32,394
2008	27,735
2009	23,337
2010	18,952
2011	15,201

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

Note 2—Pro Forma Adjustments (cont’d)

(D) To reflect an increase in interest expense of NIS 26,738 for the year ended December 31, 2006, resulting from the issuance of Series A Debentures in 2007 and the incurrence of debt used to finance the acquisition of 012 Golden Lines.

(E) To reflect a decrease in interest expense of NIS 6,795 for the year ended December 31, 2006, resulting from the NIS 169,960 ($40,000) repayment of a portion of our outstanding indebtedness from the net proceeds of this offering. The reduced interest expense was calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(F) To reduce income tax expense as a result of a lower earnings on a pro forma basis.

Note 3—Pro Forma Net Income Per Share

The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2006 are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during each period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and includes 2,433,000 ordinary shares to be sold in this offering, the proceeds of which will be used to repay debt incurred in the acquisition. The number of shares used for this calculation is based on an assumed initial public offering price of $15.00, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations

of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd.

For the Six Month Period Ended June 30, 2006

The following unaudited pro forma condensed combined financial statement of operations has been prepared to give effect to the acquisition of 012 Golden Lines under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes, including the application of a portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness.

The unaudited pro forma condensed combined statement of operations for the six month period ended June 30, 2006 gives effect to the acquisition as if it had occurred on January 1, 2006 and combine the historical statement of operations of 012 Smile.Communications and 012 Golden Lines for these periods. Integration costs are not included in the accompanying pro forma condensed combined financial statements.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of 012 Smile.Communications included elsewhere in this prospectus.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

These unaudited pro forma condensed combined financial statement of operations is based upon the respective historical financial statements of 012 Smile.Communications, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP, and 012 Golden Lines, which have been prepared in accordance with Israeli GAAP and reconciled to U.S. GAAP, and notes to the consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statement of operations do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statement of operations. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

012 Smile.Communications Ltd.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations

For the Six Month Period Ended June 30, 2006

(All amounts are in thousands except per share data)

	Historical		Combined pro forma adjustments	References	Pro forma combined
	012 Smile. Communications	012 Golden Lines
	NIS	NIS	NIS		NIS	$
Revenue	158,090	329,697	(1,424)	2(A)	486,363	114,465
Costs and operating expenses:
Cost of revenues	101,700	247,285	(228)	2(B)	348,757	82,080
Selling and marketing	30,354	39,265	16,197	2(C)	85,816	20,197
General and administrative	11,301	14,189			25,490	5,999
Impairment and other non recurring charges		3,668			3,668	863

Total costs and operating expenses	143,355	304,407	15,969		463,731	109,139

Income from operations	14,735	25,290	(17,393)		22,632	5,326
Financial income	858	5,316	–		6,174	1,453
Financial expenses	3,170	9,565	9,971	2(D); 2(E)	22,706	5,344

Net income (loss) after financial expenses	12,423	21,041	(27,364)		6,100	1,435
Income tax expenses (income)	4,100	7,730	(8,483)	2(F)	3,347	788

Net income (loss) from continuing operations	8,323	13,311	(18,881)		2,753	647

Basic and diluted earning per share:
Earnings per share from continuing operations	0.45				0.13	0.03

Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000				20,803,000	20,803,000

See accompanying notes to unaudited pro forma condensed combined statement of operations.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Month Period Ended June 30, 2006

(All amounts are in thousands except per share data)

Note 1—Basis of Pro Forma Presentation

On December 31, 2006, we completed the acquisition of all of the issued and outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% from the dates the acquisition agreements were signed. The acquisition was first financed by shareholders’ loans and capital contribution, and by short-term bank credit, which was later refinanced by the issuance of debentures in the amount of NIS 425.0 million ($100 million) made in 2007. In addition, upon completion of this offering, we are obligated to pay additional consideration to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest, which will be calculated by multiplying a factor of 1.28% by the amount by which the value of the company in this offering exceeds $200 million. This contingent consideration will be accounted for upon completion of this offering, and such additional purchase price will be allocated to goodwill.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence of certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 Golden Lines acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Month Period Ended June 30, 2006

(All amounts are in thousands except per share data)

Note 1—Basis of Pro Forma Presentation (cont’d)

The following table summarizes the preliminary estimated fair values of the 012 Golden Lines’ assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

	NIS	$
Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years). ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement (their useful lives) which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option. The useful lives were revised in light of the company’s and 012 Golden Lines’ successful broadband and traditional voice service offering, and the absence of any genuine alternative technology to fiber optic cables capable of supporting our needs. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on cash flows generated from such assets. Accordingly, no specific forecasts can be made with respect to future trends.

Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets.”

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Month Period Ended June 30, 2006

(All amounts are in thousands except per share data)

Note 2—Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to 012 Golden Lines’ net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

012 Smile.Communications has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(A) The pro forma adjustment made to the historical revenues reported for the six month period ended June 30, 2006 was made to eliminate the deferred revenue 012 Golden Lines had on its balance sheet as of December 31, 2005. The deferred revenue from prepaid calling cards that was outstanding at the end of 2005 was recognized in the first quarter of 2006 and was eliminated in the pro forma presentation as the fair value of this deferred revenue was zero.

(B) To reflect amortization expenses of licenses acquired in the amount of NIS 26,000 for the six month period ended June 30, 2006, which is being amortized over the contractual term of the license (20 years), net of an adjustment made to lower depreciation expenses of property and equipment in the amount of NIS 254,000 for the six month period ended June 30, 2006, which was recorded using the estimated replacement cost fair market value that was lower than the book value of these assets on the balance sheet of 012 Golden Lines on the date of acquisition. The property and equipment is depreciated using the straight-line method over a weighted average life of five years. These adjustments resulted from the appraisals performed to record these assets based on their fair value (See Note 1).

(C) To reflect amortization expenses of customer relationships which are being amortized based on the expected economic benefit from these assets each period. This adjustment resulted from the appraisals performed by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, to record these assets based on their fair value (See Note 1).

The expected annual amortization expenses for customer relationships for the next five years is as follows:

NIS
2007	32,394
2008	27,735
2009	23,337
2010	18,952
2011	15,201

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Month Period Ended June 30, 2006

(All amounts are in thousands except per share data)

Note 2—Pro Forma Adjustments (cont’d)

(D) To reflect an increase in interest expense of NIS 13,368 for the six month period ended June 30, 2006, resulting from the issuance of Series A Debentures in 2007 and the incurrence of debt used to finance the acquisition of 012 Golden Lines.

(E) To reflect a decrease in interest expense of NIS 3,397 for the six month period ended June 30, 2006, resulting from the NIS 169,960 ($40,000) repayment of a portion of our outstanding indebtedness from the net proceeds of this offering. The reduced interest expense was calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(F) To reduce income tax expense as a result of a lower earnings on a pro forma basis.

Note 3—Pro Forma Net Income Per Share

The unaudited pro forma basic and diluted earnings per share for the six months ended June 30, 2006 are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during each period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and includes 2,433,000 ordinary shares to be sold in this offering, the proceeds of which will be used to repay debt incurred in the acquisition. The number of shares used for this calculation is based on an assumed initial public offering price of $15.00, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Selected Combined Financial Data of 012 Smile.Communications

You should read the following selected combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. The combined statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the combined balance sheet data as at December 31, 2005 and 2006 are derived from our audited combined financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of results to be expected for any future period. Statement of operations data for 2006 excludes the results of 012 Golden Lines, which was acquired on December 31, 2006. The balance sheet data as of December 31, 2006 includes the acquisition of 012 Golden Lines. The summary financial information as of June 30, 2007 and for the six months periods ended June 30, 2006 and 2007 has been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00). We have omitted the selected consolidated financial data as of and for the years ended December 31, 2002 and 2003. In 2002 and 2003, our business was operated by our parent company, Internet Gold, and our financial statements have been derived from the financial statements and accounting records of Internet Gold, using the historical results of operations and historical basis of the assets and liabilities of the Communications Business transferred to us by Internet Gold. We are unable to prepare the selected combined financial data as of and for the years ended December 31, 2002 and 2003 without undue burden and financial hardship in preparing such information.

Combined Statements of Operations Data:	Year ended December 31,				Six months ended June 30,
	2004	2005	2006	2006	2006	2007
	NIS			$	NIS	NIS	$
	(NIS and Dollars in thousands, except per share data)
Revenue	182,215	244,376	343,086	80,745	158,090	551,298	129,748
Costs and operating expenses:
Cost of revenue	77,295	136,856	224,565	52,851	101,700	387,352	91,163
Selling and marketing	66,235	60,595	59,864	14,089	30,354	78,168	18,397
General and administrative	17,389	22,859	22,921	5,394	11,301	26,524	6,242
Impairment and other charges	–	–	10,187	2,398	–	1,907	449

Total costs and operating expenses	160,919	220,310	317,537	74,732	143,355	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	14,735	57,347	13,497
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188

Income before income taxes	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925

Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980

Earnings per share
Basic and diluted earnings per share	0.78	0.64	(0.11)	(0.03)	0.45	1.15	0.27
Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000
Pro forma earnings per share(1)
Basic and diluted earnings per share			0.22	0.05	0.56	1.18	0.28
Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share			20,803,000	20,803,000	20,803,000	20,803,000	20,803,000
Other data:
Adjusted EBITDA(2)	40,800	46,885	57,169	13,456	26,278	114,372	26,918
Capital expenditures	20,704	14,098	11,175	2,630	6,593	25,245	5,941
Depreciation and amortization	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Subscribers(3):
Registered customers	329	339	356		334	1,080
Active customers	192	208	247		223	704

Combined Balance Sheet Data:

	As at December 31,
	2005	2006		As at June 30, 2007
	NIS		$	NIS	$
Cash and cash equivalents	–	37,987	8,940	47,518	11,183
Total assets	223,420	1,371,562	322,796	1,392,049	327,618
Total short-term debt	35,587	343,136	80,757	157,246	37,008
Total long-term debt, net of current maturities	10,171	2,871	676	535,702	126,077
Parent company investment	136,537	144,549	34,020	345,007	81,197

(1)	The pro forma basic and diluted earnings per share are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during the period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and include 2,433,000 ordinary shares to be sold in this offering, the proceeds of which will be used to repay debt incurred in the acquisition of 012 Golden Lines. The number of shares used for this calculation is based on an assumed initial public offering price of $15.00, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. The pro forma net income for the six months ended June 30, 2007 used to calculate the pro forma earnings per share reflects reduced interest expense of NIS 3,397 ($799) resulting from the repayment of NIS 169,960 ($40,000) of our outstanding indebtedness from the net proceeds of this offering. The reduced interest expenses were calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(2)	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income, financial expenses, impairment and other charges, income tax expenses, and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in the overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

The following is a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,				Six months ended June 30,
	2004	2005	2006		2006	2007
	NIS			$	NIS	NIS	$
Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188
Impairment and other charges	–	–	10,187	2,398	–	1,907	449
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925
Depreciation and amortization	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Adjusted EBITDA	40,800	46,885	57,169	13,456	26,278	114,372	26,918

(3)	Subscriber data refers to the following:

Registered customers—customers who have registered to receive services from us as of the end of the period. Active customers—customers who were billed by us during the 12 months preceding the end of the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations should be read together with our combined financial statements and the related notes, included elsewhere in this prospectus. The discussion of our financial condition and historical results of operations assumes that we operated as a stand-alone entity for the periods presented. Unless otherwise stated, this discussion does not give effect to our acquisition of 012 Golden Lines. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

Overview

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

Prior to this offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold is controlled by Eurocom Communications Ltd., one of Israel’s major communications groups. Internet Gold began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

We began to plan for the integration with 012 Golden Lines upon the announcement of the acquisition in 2006 and have integrated our management team with that of 012 Golden Lines. We are now in the process of executing our integration plan, which is scheduled to be completed in the fourth quarter of 2007, and we estimate that we will achieve annual operating synergies, including cost savings of approximately $10.0 million, upon the completion of the integration. The synergies and the cost savings are expected to come primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. We believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

The cost of our acquisition of 012 Golden Lines was NIS 598.4 million ($140.8 million), including expenses incurred with respect to the transaction, but not including NIS 289.6 million ($68.2 million) of debt, which represents the outstanding debt of 012 Golden Lines as of the date of acquisition. The consideration for the acquisition was paid in two installments in January 2007 and March 2007 including interest of 6.5% accrued from the dates the acquisition agreements were signed. We also agreed that upon a successful completion of a public offering of our securities, that a former minority shareholder of 012 Golden Lines will be entitled to receive additional consideration based on a formula. The additional consideration to paid to the former minority shareholder will be calculated by multiplying a factor of 1.28% by the amount by which the value of our company in this offering exceeds $200 million. Upon completion of this offering, we will pay the minority shareholder $967,000, based on the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. See “Use of Proceeds.” In order to refinance a portion of the short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 425.0 million ($100.0 million) Series A debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

Our revenues increased at a compound annual growth rate, or CAGR, of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. In an effort to further expand our customer base and increase penetration into existing markets, we plan to cross-sell our services and leverage advanced technologies to broaden our service offerings. We expect our revenues will continue to increase as we capitalize on our strategic position to offer VoB services and realize synergies from the acquisition.

We operate in a highly regulated industry in Israel, which has undergone significant changes in the past decade, transitioning from a slow moving market, with a single state-owned carrier, Bezeq, to one that, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and Bezeq, each with interests in several communications sub-sectors. The Ministry of Communications has mandated an “open access” policy, which requires Bezeq and HOT, the incumbent local cable provider, to provide access to their infrastructure, including last-mile access to homes and offices. The Ministry of Communications has also adopted a policy to encourage new entrants into the communications market, which has led to increased competition in the market. We face competition in all segments of our operations and we believe we maintain our competitive position based on the quality of our services and competitiveness of our price.

As a result of an amendment to the Communications Law, local and international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability will permit local telephony subscribers to change to another network operator without having to change their telephone numbers. We are currently conducting tests of our number portability program and expect to be able to provide number portability by December 1, 2007, the date which the cellular and fixed line telephony operators have also targeted as the launch date for number portability in Israel. We expect that the implementation of the number portability plan will provide us with an opportunity to increase our penetration of the local telephony market, because it will substantially reduce the entry barriers in this market, and will help us in promoting our VoB services. We believe that number portability will increase the potential of new subscribers for our VoB services, because we believe that a certain portion of telephony users will switch to a new operator only if they are able to keep their current telephone number, which will be possible once the number portability plan is implemented. See “Risk Factors—Risks Related to our Business—We may be subject to fines or face claims of being in violation of the Communications Law or in violation of the Ministry’s number portability plan in connection with the requirement to provide number portability, which could adversely affect our profitability.”

Revenues

We earn revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers. Our customers can use our services on an as needed basis or enter into monthly or longer term arrangements. Most of our subscribers may cancel their subscriptions at any time. We bill our residential customers for our services on a monthly basis and we are typically paid by credit card or bank debit order. Business customers are also billed on a monthly basis, and we generally receive payment in full within 10 to 70 days of invoice. We bill our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received. Our revenues are directly affected by the total number of residential and business customers we have, the volume of traffic from our cellular and carrier customers and the rates we charge for our service.

During the years 2004 to 2006, both the broadband and traditional voice services markets experienced price erosion. The effect of the price erosion was partially offset in the broadband services market by the increased use of higher bandwidth by our customers for which we charged higher fees, and in the traditional voice market by the continued growth of the market and the increase in minutes used. We were able to further maintain our operating margins and profitability in the broadband and traditional voice services segments despite the price erosion by continued cost reductions. In 2007, we believe that prices have stabilized in both the broadband and traditional voice services markets as a result of the consolidation in these markets.

Broadband services revenues primarily consist of monthly subscriptions for broadband access to the Internet. We also earn revenues from offering a diverse suite of value-added services that are incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services. We earn revenues for these services based either on fixed prices for the service or a negotiated fee. We also provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: capacity, distance and the type of technology used. Most specialized data services are provided under one to two year contracts.

Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of June 30, 2007, we had approximately 831,000 customers registered in our database, of which approximately 411,000 customers used our voice services and were billed by us in the prior 12 months. In addition, we bill Israeli carriers for their customers’ use of our services, which in the last 12 months were generated from over 771,000 lines. We provide termination services to over 100 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

Over the last three years, we have experienced significant growth, and expect future revenue growth in both our broadband and traditional voice segments. We believe that our VoB local telephony services will contribute to the growth in revenues from our broadband services segment.

Most of our revenues are denominated in NIS, and the remainder is principally denominated in U.S. dollars.

Customer Concentration. We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Costs and Operating Expenses

We believe that our costs and operating expenses will be significantly impacted in 2007 by our acquisition of 012 Golden Lines. While we expect that our costs and operating expenses will increase significantly because of the increased scope of our operations, we believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

Cost of Revenues. Our cost of revenues consists primarily of costs of network services, salaries and related expenses, facilities costs and depreciation and amortization expenses. Our network services costs include costs of connecting local telephone lines into our points of presence, international termination costs, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connections between our regional network operations centers, points of presence and the Internet backbone. We also include in our cost of revenues telecommunication services expenses related to traditional voice services. We have entered into interconnect agreements with several international carriers to allow us to provide global connectivity to our customers, and have spent significant sums on acquiring rights of use, or ROU, of international marine fiber-optic cables to ensure the availability of adequate domestic and international bandwidth.

We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing broadband and traditional voice services to our subscribers. Our cost of revenues also includes the costs of facilities used to provide technical services, royalties to the Ministry of Communications and the direct cost of the equipment sold to customers.

The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Local termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications. Cellular termination costs have gradually decreased since 2005 under the regulations issued by the Ministry of Communications and will further decrease on March 1, 2008.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives and channel marketing program partners and facilities costs related to sales and marketing.

As a result of our integration with 012 Golden Lines, we expect to reduce the amounts spent on media advertisement, compared to the amounts spent in 2006, on a pro forma basis, and to reduce costs by achieving additional efficiency in managing our combined telemarketing and customer service operations.

General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and other pay.

We expect that our general and administrative expenses will increase in future periods, principally due to additional costs associated with our becoming an independent public company. Among such costs will be professional fees that will be incurred in connection with on-going compliance associated with us becoming a publicly traded company, including the establishment, documentation and testing of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act. We also expect to incur additional costs, such as directors’ and officers’ insurance and investor relations and communications. These additional costs will be partially offset by the synergies and cost savings we expect to achieve upon the completion of our integration with 012 Golden Lines, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems.

Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to our network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2004, 2005 and 2006 and for the six month periods ended June 30, 2006 and 2007 are as follows:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(NIS in millions)
Cost of revenues	15.9	19.1	18.0	9.8	35.7
Selling and marketing expenses	2.0	2.0	1.9	0.9	17.7
General and administrative expenses	1.5	1.7	1.5	0.8	1.7

A significant portion of the expenses are allocated to our two operating segments, depending upon the department and segment to which the depreciated asset relates. Expenses are not allocated in circumstances where the costs have been incurred in relation to assets, such as network components and billing systems, serving both segments. We will incur additional costs in future periods resulting from the amortization of intangible assets resulting from our acquisition of 012 Golden Lines.

Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments.

Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks and related parties and on our Series A Debentures. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were made in 2007, we entered into several hedging transactions. These transactions resulted in losses of NIS 15.6 million ($3.7 million). In 2007, we expect increased interest expense in respect of our Senior A Debentures issued to partially finance the acquisition of 012 Golden Lines.

Income Tax. We record deferred tax assets based on the assessment of management. Management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits (expenses) that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize tax loss carry forwards.

On May 9, 2007, we received an authorization from the Israeli Tax Authorities for the transfer of the Communications Business on a tax free basis. As part of this authorization, we will be able to utilize our accumulated tax losses and expect to recognize during 2007 a deferred tax asset in respect of our tax losses. As of June 30, 2007, we and our subsidiaries had operating loss carryforwards for tax purposes of approximately NIS 65.2 ($15.3 million). These operating loss carryforwards are linked to the Israeli Consumer Price Index and have no expiration date. However, the use of such operating loss carryforward is restricted under the tax ruling issued to us by the Israeli Tax Authority. See “Israeli Taxation—Ruling Issued by the Israeli Tax Authority.”

Our management has assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

In determining the potential requirement to establish a valuation allowance, we have evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, we have recorded a valuation allowance against our deferred tax assets resulting from capital loss carryforwards and our subsidiary’s operating loss carryforwards.

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order)—2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007, the tax rate will be 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

Key Performance Indicators. Our management evaluates our performance through focusing on our key performance indicators: number of registered and active customers, operating income and adjusted EBITDA. These key performance indicators are affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We monitor key operating and customer service metrics to review the overall performance of our business, improve customer service, maintain the quality of our network and reduce costs.

Non-GAAP Financial Measure

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before financial income, financial expenses, impairment and other charges, income tax expenses, depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). We also believe that this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if any adjustments to current spending decisions are needed.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss), cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect interest expense, income taxes, depreciation and amortization, impairment and non-recurring charges, or currency fluctuations, which are charges impacting our net income (loss). As a result, adjusted EBITDA is not a substitute for net income (loss) or net income (loss) per share, which are performance measures widely used by investors;

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our markets may calculate adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, adjusted EBITDA should not be considered as a measure of performance in compliance with GAAP. We compensate for this limitation by relying primarily on our GAAP results and using adjusted EBITDA only supplementally. We strongly urge you to review the reconciliation of adjusted EBITDA to GAAP net income (loss) under “Prospectus Summary—Summary Combined Financial Data,” along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business.

Impact of Critical Accounting Policies

Our discussion and analysis of our financial condition and the results of our operations are based on our combined financial statements which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We, on an ongoing basis, evaluate our estimates, which are used for, but not limited to, the accounting for revenue recognition, allocations from Internet Gold, goodwill and intangible asset impairments, loss contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Basis of Presentation. Our combined financial statements have been derived from the financial statements and accounting records of Internet Gold using the historical results of operations and historical basis of the assets and liabilities of the Communication Business transferred to us by Internet Gold. Significant assumptions and estimates have been used in the determination of cost allocations from Internet Gold included in our combined financial statements and the preparation of our historical financial information prior to our separation from Internet Gold. We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our future results of operations, financial position and cash flows, or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented. The combined financial statements include allocations of certain of Internet Gold’s corporate headquarters’ assets, liabilities and expenses directly relating to the Communication Business that have been transferred to us. In addition, general corporate overhead has been allocated to us either based on the ratio of our costs and operating expenses to Internet Gold’s total costs and expenses or based on the our revenue as a percentage of Internet Gold’s total revenue. The costs of these services charged to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company.

Revenue Recognition. Substantially all of our revenue is derived from broadband and traditional voice services. Our remaining revenue, representing less than 5% of our total revenue, in each of the three years ended December 31, 2004, 2005 and 2006, and the six month period ended June 30, 2007, was earned from ancillary sales of broadband equipment and products, such as routers. Revenue from broadband services is recognized as services are performed. Revenues from traditional voice services are recognized based on the number of minutes the service is used by customers and the destination of the calls. We apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. We have determined that EITF No. 00-21 requires us to account for the sale of products and the related cost of such products as a separate unit of accounting when such products are sold with accompanying services in a multiple element transaction. Product sales revenue is recognized upon the delivery of the product to the customer, based on its relative fair value only up to the amount of the consideration that is not contingent upon the completion/execution of other elements of the contract.

Allowance for Doubtful Accounts. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for carrier and large business customers. We consider a number of factors in determining the proper level of the allowance, including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of our customers. We evaluate our guidelines for providing for doubtful accounts on a frequent basis and examine the material parameters that might affect the assessment of our doubtful accounts, such as the tendency of a customer segment to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

Valuation of Long-lived Assets. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that we expect to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

We make significant assumptions and estimates in this process regarding matters such as determining asset groups and estimating future cash flows, remaining useful lives, discount rates and growth rates. We make assumptions about the remaining useful life of our long-lived assets based on the average life of our historical capital asset additions and our historical asset purchase trend. Because of the nature of our industry, we also assume that the technology changes in the industry render all equipment obsolete with no salvage value after their useful lives.

Valuation of Goodwill. Under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (on December 31) for impairment, or more frequently, if impairment indicators arise. Intangible assets that have finite lives will be amortized over their useful lives and are subject to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment analysis for goodwill and other indefinite-lived intangible assets is also triggered by the performance of a SFAS No. 144 analysis.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management. Furthermore, management measures results and allocates resources for the segment as a whole.

Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

We generally determine the fair value of our reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we would perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

Accounting for Income Taxes. We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined more likely than not to be recoverable.

We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance, including the evaluation of all positive and negative evidence, including our work plans and the analysis of scenarios for achieving these work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments.

Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of any reserves required for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses. We evaluate whether a liability must be recorded for contingencies based on whether a liability is probable and estimable.

Acquisition of 012 Golden Lines. We accounted for the acquisition of 012 Golden Lines utilizing the purchase method of accounting. The application of purchase method accounting under SFAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert. Long-lived assets such as property and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values, for example, customer relationships that were developed by the acquired company. Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill. These values are subject to adjustment for one year after the close of the transaction as additional information is obtained.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to, future expected discounted cash flows for customer relationships, current replacement cost for similar capacity and obsolescence for certain property and equipment, comparable market rates for contractual obligations and certain investments and liabilities, expected settlement amounts for litigation and contingencies, and appropriate discount rates and growth rates.

Determining the particular economic life for intangible assets and for tangible fixed assets involves the exercise of judgment and can materially affect the reported amounts for amortization of intangible assets and for depreciation for tangible fixed assets.

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Results of Operations

The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2004		2005		2006		2006		2007
	NIS	%	NIS	%	NIS	%	NIS	%	NIS	%
Revenues:
Broadband	172,834	94.9	176,317	72.1	183,096	53.4	89,950	56.9	225,074	40.8
Traditional voice	9,381	5.1	68,059	27.9	159,990	46.6	68,140	43.1	326,224	59.2

Total revenues	182,215	100.0	244,376	100.0	343,086	100.0	158,090	100.0	551,298	100.0

Costs and operating expenses:
Cost of revenues	77,295	42.4	136,856	56.0	224,565	65.5	101,700	64.3	387,352	70.3
Selling and marketing	66,235	36.3	60,595	24.8	59,864	17.4	30,354	19.2	78,168	14.2
General and administrative	17,389	9.5	22,859	9.3	22,921	6.7	11,301	7.2	26,524	4.8
Impairment and other charges	–	–	–	–	10,187	3.0	–	–	1,907	0.3

Total costs and operating expenses	160,919	88.2	220,310	90.1	317,537	92.6	143,355	90.7	493,951	89.6

Income from operations	21,296	11.8	24,066	9.9	25,549	7.4	14,735	9.3	57,347	10.4
Financial income	1,894	1.0	1,197	0.5	1,829	0.5	858	0.6	2,532	0.5
Financial expenses	430	0.2	6,539	2.7	19,095	5.5	3,170	2.0	26,292	4.8

Net income after financial expenses	22,760	12.6	18,724	7.7	8,283	2.4	12,423	7.9	33,587	6.1
Income tax expenses (income)	8,371	4.6	6,972	2.9	10,315	3.0	4,100	2.6	12,426	2.3

Net income (loss)	14,389	8.0	11,752	4.8	(2,032)	(0.6)	8,323	5.3	21,161	3.8

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2007

Revenues. Our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 361.7 million ($85.1 million) of the increase. Excluding 012 Golden Lines’ revenues, revenues were NIS 189.6 million ($44.6 million) for the six months ended June 30, 2007, representing an increase of 19.9% compared to the six months ended June 30, 2006, and is attributable to the 150.2% growth in broadband services including Internet access and business services and to the 378.8% growth from our traditional voice services.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 40.8% of our total revenues for the six months ended June 30, 2007, increased by 150.2% from NIS 89.9 million for the six months ended June 30, 2006 to NIS 225.1 ($53.0 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 134.4 million ($31.6 million) of the increase. Excluding 012 Golden Lines’ broadband services revenues, broadband services revenues were NIS 90.7 million ($21.3 million) for the six months ended June 30, 2007, representing an increase of 0.8% compared to the six months ended June 30, 2006. The increase is attributable to the growth in broadband services including Internet access, reflecting a steady growth of our business services.

Traditional voice services revenues, which represented 59.2% of our total revenues for the six months ended June 30, 2007, increased by 378.8% from NIS 68.1 million for the six months ended June 30, 2006 to NIS 326.2 million ($76.8 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 227.4 million ($53.5 million) of the increase and also reflects our success in securing high-volume traffic contracts. Excluding 012 Golden Lines’ traditional voice services revenues, traditional voice services revenues were NIS 98.8 million ($23.3 million) for the six months ended June 30, 2007, representing an increase of 45.1% compared to the six months ended June 30, 2006 resulting primarily from the increase in revenues from hubbing services for carriers.

Cost of Revenues. Our cost of revenues increased by 280.9% from NIS 101.7 million for the six months ended June 30, 2006 to NIS 387.4 million ($91.2 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 267.4 million ($62.9 million) of the increase. Excluding 012 Golden Lines’ cost of revenues, cost of revenues were NIS 119.9 million ($28.2 million) for the six months ended June 30, 2007, representing an increase of 17.9% compared to the six months ended June 30, 2006. The increase is attributable to the expenses related to the growth in broadband services and the substantial growth in traditional voice services. Our cost of revenues as a percentage of revenues increased from 64.3% for the six months ended June 30, 2006 to 70.3% for the six months ended June 30, 2007 primarily from the increase in revenues from hubbing services for carriers, which historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 157.5% from NIS 30.4 million for the six months ended June 30, 2006 to NIS 78.2 million ($18.4 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 51.0 million ($12.0 million) of the increase including NIS 16.2 million ($3.8 million) relating to the amortization of the intangible assets (primarily customer relationships) acquired from 012 Golden Lines. Excluding 012 Golden Lines’ selling and marketing expenses, selling and marketing expenses were NIS 27.2 million ($6.4 million) for the six months ended June 30, 2007, representing a decrease of 10.5% compared to the six months ended June 30, 2006. The decrease was primarily due to more cost efficient marketing activities and as a result of our integration with 012 Golden Lines. As a result of the integration we reduced the amount spent on media advertisement and achieved additional efficiencies in managing our combined telemarketing and customer service operations. Our selling and marketing expenses as a percentage of revenue decreased from 19.2% for the six months ended June 30, 2006 to 14.2% for the six months ended June 30, 2007.

General and Administrative Expenses. Our general and administrative expenses increased by 134.7% from NIS 11.3 million for the six months ended June 30, 2006 to NIS 26.5 million ($6.2 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 15.6 million ($3.7 million) of the increase. Excluding 012 Golden Lines’ general and administrative expenses, general and administrative expenses were NIS 10.9 million ($2.6 million) for the six months ended June 30, 2007, representing a decrease of 3.4% compared to the six months ended June 30, 2006. Our general and administrative expenses as a percentage of revenues decreased from 7.2% for the six months ended June 30, 2006 to 4.8% for the six months ended June 30, 2007. The decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

Impairment and Other Charges. Our impairment and other charges were NIS 1.9 million ($0.4 million) for the six months ended June 30, 2007 which represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

Income from Operations. Our income from operations increased by 289% from NIS 14.7 million for six months ended June 30, 2006 to NIS 57.3 million ($13.5 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines results for the first time, which accounts for NIS 26.1 million ($6.1 million) of the increase. Excluding 012 Golden Lines’ operating income, our income from operations increased by 112.2% from NIS 14.7 million for six months ended June 30, 2006 to NIS 31.2 million ($7.3 million) for the six months ended June 30, 2007. The increase was due to the NIS 16.6 million ($3.9 million) increase in our income from operations from broadband services resulting from the growth in our broadband customer base, and to the NIS 14.6 million ($3.4 million) increase in our income from operations from our traditional voice services, which was derived primarily from the continuing growth in revenues and income from outgoing traffic and hubbing services for carriers.

Financial Income. Our financial income increased from NIS 858,000 in the six months ended June 30, 2006 to NIS 2.5 million ($596,000) for the six months ended June 30, 2007. The increase is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time which accounted for NIS 800,000 ($188,000) of the increase.

Financial Expenses. Our financial expenses increased from NIS 3.2 million for the six months ended June 30, 2006 to NIS 26.3 million ($6.2 million) for the six months ended June 30, 2007. The increase is related to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 9.8 million ($2.2 million) of the increase. The increase was also due to financing expenses with respect to the NIS 425 million ($100.0 million) of debentures that we issued since March 2007. Our financial expenses net as a percentage of revenues increased from 1.5% for the six months ended June 30, 2006 to 4.3% for the six months ended June 30, 2007.

Income Tax Expenses. Our income tax expenses increased from NIS 4.1 million for the six months ended June 30, 2006 to NIS 12.4 million ($2.9 million) for the six months ended June 30, 2007. Income taxes for the six months ended June 30, 2007 include 012 Golden Lines’ income tax expenses, net, of NIS 7.0 million ($1.6 million). On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the Communications Business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

Net Income. Net income for the six months ended June 30, 2007 was NIS 21.2 million ($5.0 million) compared with NIS 8.3 million for the six months ended June 30, 2006. The increase is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 9.4 million ($2.2 million) of the increase.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2006

Revenues. Our revenues increased by 40.4% from NIS 244.4 million for the year ended December 31, 2005 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. The increase was primarily due to the NIS 91.9 million increase in our revenues from our traditional voice services as well as the NIS 6.8 million increase in revenues from our broadband services.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 53.4% of our total revenues for the year ended December 31, 2006, increased by 3.9% from NIS 176.3 million for the year ended December 31, 2005 to NIS 183.1 million ($43.1 million) for the year ended December 31, 2006. The increase was due to the 20% increase in the number of customers and a greater number of value-added services sold to our customers.

Traditional voice services revenues, which represented 46.6% of our total revenues for the year ended December 31, 2006, increased by 135% from NIS 68.1 million for the year ended December 31, 2005 to NIS 160.0 million ($37.7 million) for the year ended December 31, 2006. The increase was primarily due to our aggressive penetration of the traditional voice market in Israel, which resulted in a 416% increase in revenues from hubbing services for carriers.

Cost of Revenues. Our cost of revenues increased by 64.1% from NIS 136.9 million for the year ended December 31, 2005 to NIS 224.6 million ($52.9 million) for the year ended December 31, 2006. Our cost of revenues as a percentage of revenues increased from 56% for the year ended December 31, 2005 to 65.5% for the year ended December 31, 2006. The increase is related to the increase in our revenues and is primarily due to NIS 84.6 million ($20.5 million) of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 1.2% from NIS 60.6 million for the year ended December 31, 2005 to NIS 59.9 million ($15.1 million) for the year ended December 31, 2006. Our selling and marketing expenses as a percentage of revenues decreased from 24.8% for the year ended December 31, 2005 to 17.4% for the year ended December 31, 2006. The decrease is primarily attributable to a decrease in salaries and related expenses of NIS 2.4 million ($560,000) and the fact that we were able to maintain the same level of expenses while continuing to increase our revenues. We were also more effective in our advertising and marketing initiatives, which were 11.1% of total revenues in 2005, but only 8.5% of total revenues in 2006.

General and Administrative Expenses. Our general and administrative expenses remained constant at NIS 22.9 million ($5.4 million) for the year ended December 31, 2005 and 2006. Our general and administrative expenses as a percentage of revenues decreased from 9.3% for the year ended December 31, 2005 to 6.7% for the year ended December 31, 2006, due to the fact that we were able to maintain the same level of expenses while continuing to increase our revenues.

Impairment and Other Charges. In the year ended December 31, 2006, we had impairment and other charges of NIS 10.2 million ($2.4 million). We did not incur any such charges in 2005. Our impairment and other charges, as a percentage of revenues was 3% for the year ended December 31, 2006. On December 31, 2006, as a result of the 012 Golden Lines acquisition, we decided to abandon our previous plans to develop our own billing and customer relationship management, or CRM, software systems, and to gradually integrate and migrate our existing systems to the 012 Golden Lines billing and CRM application. At the date of acquisition, we ceased the development of our billing and CRM systems and wrote off all of the capitalized software that was under development.

Income from Operations. Our income from operations increased by 6.2% from NIS 24.1 million for the year ended December 31, 2005 to NIS 25.5 million ($6.0 million) for the year ended December 31, 2006. The increase was due to the NIS 10.4 million ($2.4 million) increase in our income from operations from our traditional voice services, which was derived primarily from our penetration of the traditional voice market in Israel and resulted in increased revenues and income from outgoing traffic and hubbing services for carriers. This increase was partially offset by a NIS 8.9 million ($2.1 million) decline in our income from operations from our broadband services resulting from our reduction in prices in response to increased competition.

Financial Income. Our financial income increased by 52.8% from NIS 1.2 million in the year ended December 31, 2005 to NIS 1.8 million ($430,000) for the year ended December 31, 2006. The increase was primarily due to the devaluation of the dollar against the NIS.

Financial Expenses. Our financial expenses increased by 192% from NIS 6.6 million for the year ended December 31, 2005 to NIS 19.1 million ($4.5 million) for the year ended December 31, 2006. Our financial expenses as a percentage of revenues increased from 2.7% for the year ended December 31, 2005 to 5.6% for the year ended December 31, 2006. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were to be made in 2007, we entered into hedging transactions. These transactions resulted in losses of NIS 15.6 million ($3.7 million).

Income Tax Expenses. Our income tax expenses increased by 47.9% from NIS 7.0 million for the year ended December 31, 2005 to NIS 10.3 million ($2.4 million) for the year ended December 31, 2006. Our income tax expenses as a percentage of revenues increased from 2.9% for the year ended December 31, 2005 to 3.0% for the year ended December 31, 2006. The increase was primarily due to certain expenses that cannot be deducted for tax purposes, which are directly or indirectly related to the acquisition of 012 Golden Lines.

Net Income (Loss). For the year ended December 31, 2006, we had net loss of NIS 2.0 million ($479,000) compared with a net income of NIS 11.8 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006 includes the effect of one-time charges and the impairment of certain assets made in anticipation of the acquisition of 012 Golden Lines and financial expenses incurred from hedging transactions associated with the acquisition of 012 Golden Lines.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues. Our revenues increased by 34.1% from NIS 182.2 million for the year ended December 31, 2004 to NIS 244.4 million for the year ended December 31, 2005. The increase was primarily due to increased revenues from our traditional voice services as well as a reduction in churn rate for our broadband services due to our after-sale customer service efforts.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 72.1% of our total revenues for the year ended December 31, 2005, increased by 2% from NIS 172.8 million for the year ended December 31, 2004 to NIS 176.3 million for the year ended December 31, 2005. The increase was primarily due to an increased number of customers and a greater number of value-added services sold to our customers.

Traditional voice services revenues, which represented 27.9% of our total revenues for the year ended December 31, 2005, increased by 625% from NIS 9.4 million for the year ended December 31, 2004 to NIS 68.1 million for the year ended December 31, 2005. The significant increase was due to our newly introduced 015 traditional voice service that was launched in August 2004 and the subsequent growth in this business during 2005.

Cost of Revenues. Our cost of revenues increased by 77.1% from NIS 77.3 million for the year ended December 31, 2004 to NIS 136.9 million for the year ended December 31, 2005. Our cost of revenues as a percentage of revenues increased from 42.4% for the year ended December 31, 2004 to 56% for the year ended December 31, 2005. The increase was primarily due to NIS 42.0 million of network costs related to providing our traditional voice services. The increase in revenues required us to enter into agreements with several international carriers for the purchase of global international long distance voice services.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 8.5% from NIS 66.2 million for the year ended December 31, 2004 to NIS 60.6 million for the year ended December 31, 2005. Our selling and marketing expenses as a percentage of revenues decreased from 36.3% for the year ended December 31, 2004 to 24.8% for the year ended December 31, 2005. The decrease was primarily due to our initial intensive marketing campaign and other marketing activities made in the year ended December 31, 2004 in connection with the launch of our 015 traditional voice service, which increased our total advertising and public relations expenses for the year ended December 31, 2004 to NIS 40.4 million, compared with only NIS 27.2 million in the year ended December 31, 2005.

General and Administrative Expenses. Our general and administrative expenses increased by 31.6% from NIS 17.4 million for the year ended December 31, 2004 to NIS 22.9 million for the year ended December 31, 2005. Our general and administrative expenses as a percentage of revenues decreased from 9.5% for the year ended December 31, 2004 to 9.3% for the year ended December 31, 2005. The decrease was primarily due to the fact that the additional general and administrative expenses related to the launch of our 015 traditional voice service in August 2004 and to our preparations to be able to successfully operate in this new segment, were much lower than the substantial increase in revenues that this new segment generated.

Income from Operations. Our income from operations increased by 13.0% from NIS 21.3 million for the year ended December 31, 2004 to NIS 24.1 million for the year ended December 31, 2005. The increase was due to the NIS 17.2 million increase in our income from operations from our traditional voice services, which generated a loss from operations of NIS 8.2 million for the year ended December 31, 2004, while in the year ended December 31, 2005, it generated income from operations of NIS 9.0 million. The significant increase was primarily due to the increased revenues from our newly introduced 015 traditional voice service that was first launched in August 2004 and the subsequent growth in this business. This increase was partially offset by a NIS 14.4 million decline in our income from operations from our broadband services resulting from our reduction in prices in response to increased competition.

Financial Income. Our financial income decreased by 36.8% from NIS 1.9 million for the year ended December 31, 2004 to NIS 1.2 million for the year ended December 31, 2005. Our financial income as a percentage of revenues decreased from 1.0% for the year ended December 31, 2004 to 0.5% for the year ended December 31, 2005. The decrease was primarily attributable to foreign exchange gains with respect to embedded derivatives. The embedded foreign currency derivatives are marked to market each reporting period against net income.

Financial Expenses. Our financial expenses increased by 1,421% from NIS 430,000 for the year ended December 31, 2004 to NIS 6.5 million for the year ended December 31, 2005. Our financial expenses as a percentage of revenues increased from 0.2% for the year ended December 31, 2004 to 2.7% for the year ended December 31, 2005. The increase was primarily due to exchange rate difference in respect of payments for our ROU of international fiber optic cables recorded in the year ended December 31, 2005.

Income Tax Expenses. Our income tax expenses decreased by 16.7% from NIS 8.4 million for the year ended December 31, 2004 to NIS 7.0 million for the year ended December 31, 2005. Our income tax expenses as a percentage of revenues decreased from 4.6% for the year ended December 31, 2004 to 2.9% for the year ended December 31, 2005. Our effective tax rates were 37% and 37% for the year ended December 31, 2004 and 2005, respectively, compared with statutory tax rates of 35% and 34% for those years. The differences between the effective and the statutory tax rates derive mainly from non-deductible expenses.

Net Income. Our net income decreased by 18.3% from NIS 14.4 million for the year ended December 31, 2004 to NIS 11.8 million for the year ended December 31, 2005. Our net income as a percentage of revenues was 8.0% for the year ended December 31, 2004 and 4.8% for the year ended December 31, 2005.

Seasonality

We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services by tourists during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, traditional voice segment may continue to be higher in the third quarter, which could result in our revenues being flat or slightly down in the fourth quarter.

Off-balance Sheet Arrangements

As of June 30, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Liquidity and Capital Resources

Since our inception in 1999, we have operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent from its financial resources. Our parent company has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with additional long-term financing, which amounted to NIS 102.9 million ($24.2 million) at June 30, 2007, bearing an interest rate of the prime interest published from time to time by the Bank of Israel, which was 5.0% as of June 30, 2007. Prior to our acquisition of 012 Golden Lines, 012 Golden Lines financed its investments and operations principally from cash flow from operations and through short-term bank loans and revolving short-term bank credit. As of December 31, 2006, 012 Golden Lines had cash and cash equivalents of NIS 8.7 million ($2.0 million) and a working capital deficit of NIS 301.1 million ($70.9 million). During the six months ended June 30, 2007, we raised NIS 425.0 million ($100.0 million) by issuing debentures, as further described below, and received shareholder loans and capital contributions from our parent company in the amounts of NIS 102.9 million ($24.2 million) and NIS 179.3 million ($42.2 million), respectively. As a result, our short-term bank credit decreased from NIS 331.6 million at December 31, 2006, to NIS 150.6 million ($35.5 million) at June 30, 2007, and our working capital deficit decreased from NIS 882.7 million to NIS 150.1 million ($35.3 million) during this period.

During the period from March 2007 to May 2007, we issued a total of NIS 425.0 million ($100.0 million) of Series A Debentures. The Series A Debentures were issued to repay the indebtedness we incurred in connection with the acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which will decrease to an annual interest rate of 4.75% in the event they are listed for trading on the Tel Aviv Stock Exchange.

The Series A Debentures allow us to issue additional series on the same terms, providing that such actions do not cause the credit rating of the Series A Debentures to decrease below the rating existing prior to the issuance of the additional series. We are prohibited from creating any liens on our assets without the prior approval of a majority of the holders of the Series A Debentures. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. We are entitled to make an early redemption of the Series A Debentures, in whole or in part, in the last two weeks of each quarter upon payment of the higher of the principal, accrued interest and linkage differences as at that date, or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%. The Series A Debenture holders are entitled to demand the immediate repayment of the Series A Debentures or are obligated to do so if a resolution is passed in a general meeting of the Series A Debenture holders by a majority vote in the event of the winding-up, dissolution or liquidation of our company, non-payment of any amounts due and payable, foreclosure of our principal assets, or a breach of a material provisions of the Series A Debenture agreement. As of the date of this prospectus we are in compliance with the above covenants.

The Series A Debenture holders are entitled to demand immediate redemption of the Series A Debentures if they are not listed for trading on the Tel Aviv Stock Exchange by December 5, 2007. In addition, until the Series A Debentures are listed for trading on the Tel Aviv Stock Exchange, the Series A Debenture holders are entitled to require us to redeem the Series A Debentures if they are given a credit rating lower than “Baa1” by the Israeli rating agency that initially rated the Series A Debentures, or another authorized rating agency in Israel, or if Eurocom Communications is no longer the controlling shareholder of Internet Gold. Following this offering, we intend to list our shares and the Series A Debentures on the Tel Aviv Stock Exchange.

Eurocom Communications, the controlling shareholder of our parent company, has provided us with a commitment to provide, directly or indirectly, substitute financing, which will become due not earlier than July 1, 2008, in the event that a demand for a repayment of any of the Series A Debentures is made prior to the listing of the Series A Debentures for trading on the Tel Aviv Stock Exchange. In order to have sufficient funds to refinance the Series A Debentures if repayment is required, we also obtained an open line credit commitment from Discount Bank through January 1, 2008 in the amount of NIS 425 million ($100.0 million) bearing the customary interest of Discount Bank plus 1.5%, which, if used, would be guaranteed by Internet Gold.

As of December 31, 2006 and June 30, 2007, we had cash and cash equivalents of NIS 38.0 million ($8.9 million) and NIS 47.5 million ($11.2 million), respectively, and we had working capital deficit of NIS 882.7 million ($207.7) and working capital deficit of NIS 150.1 million ($35.3 million), respectively, reflecting our incurrence of NIS 584.6 million debt in connection with our acquisition of 012 Golden Lines.

As of June 30, 2007, we had borrowings of NIS 150.6 million ($35.4 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 75.9 million. The lines of credit provide for interest at annual rates ranging from 4.6% to 4.75% and an average rate of 4.65%. In relation to these credit lines, we agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of these credit lines, Internet Gold is required to maintain its ownership position in our company above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

As of June 30, 2007, we also owed NIS 102.9 million ($24.2 million) to Internet Gold pursuant to a long term loan. As at June 30, 2007, the effective interest rate on this loan was 5.5%. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. See “Related Party Transactions.”

Over the next 12 months, we expect cash flows from our operating activities, along with the net proceeds from this offering and our existing cash and cash equivalents, to be sufficient to fund our operations. We intend to use a portion of the net proceeds of this offering to repay NIS 103.4 million ($24.3 million) of the short-term debt that we assumed in connection with our acquisition of 012 Golden Lines, bearing an average rate of interest of 4.65%, to redeem NIS 66.7 million ($15.7 million) of the Series A Debentures, and for general corporate purposes, including working capital. We will also pay $967,000, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, to a former minority shareholder in 012 Golden Lines as additional contingent consideration for his interest. Pursuant to the terms of the acquisition agreement, the amount we must pay is based on the valuation of our company in this offering. We may use a portion of the proceeds to acquire additional businesses. We currently have no plans, proposals or arrangements with respect to any such acquisition.

We made capital expenditures for property and equipment of NIS 20.7 million in the year ended December 31, 2004, NIS 14.1 million in the year ended December 31, 2005, NIS 11.2 million ($2.6 million) in the year ended December 31, 2006, and NIS 25.2 million ($5.9 million) in the six months ended June 30, 2007. The significant increase in our property and equipment as of December 31, 2006 resulted from our acquisition of 012 Golden Lines.

We also entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 30.5 million in the year ended December 31, 2004, NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million ($8.3 million) in the year ended December 31, 2006, and NIS 22.1 million ($5.2 million) in the six months ended June 30, 2007. In addition, through the acquisition of 012 Golden Lines, we purchased ROU of international fiber optic cables in the amount of NIS 173.2 ($40.8 million).

Our capital expenditure plans for the remainder of 2007 are estimated to be NIS 43.0 million ($10.1 million), mainly for implementation of number portability and for continued integration of our network and construction of new hosting premises.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007 (as restated)*
	(NIS in thousands)
Net cash provided by operating activities	17,971	18,941	38,105	27,676	118,778
Net cash used in investing activities	(19,658)	(13,582)	(16,293)	(6,593)	(609,866)
Net cash provided by (used in) financing activities	1,678	(5,359)	16,175	(21,083)	500,619
Net (decrease) increase in cash and cash equivalents	(9)	–	37,987	–	9,531
Cash and cash equivalents at beginning of period	9	–	–	–	37,987
Cash and cash equivalents at end of period	–	–	37,987	–	47,518

*	As discussed in Note 1 to our combined financial statements, on December 31, 2006, we completed the acquisition of 012 Golden Lines Ltd. for a total consideration of NIS 598,422. The majority of the consideration for the acquisition was paid in January 2007 and March 2007 subsequent to the acquisition date. Amounts have been revised and the accompanying financial statements restated to reflect the payment of NIS 584,621 made in respect of the acquisition of 012 Golden Lines Ltd. as part of “net cash used in investing activities.” Such amount has been reclassified out of “other payables and accrued expenses” and into “purchase of a subsidiary company, net of cash acquired.” Amounts for “other payables and accrued expenses,” “net cash provided by operating activities,” “purchase of a subsidiary company, net of cash acquired” and “net cash used in investing activities” for the six months ended June 30, 2007 were NIS (570,728), NIS (465,843), NIS 0 and NIS (25,245), respectively.

Operating Activities

Our revenues increased at a CAGR of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. During this period, our cash balances have been materially affected on both a quarterly and annual basis by our net income from operations, depreciation and amortization and by other changes in our working capital.

Net cash provided by operating activities in 2004, 2005 and 2006 was NIS 18.0 million, NIS 18.9 million, NIS 38.1 million ($9.0 million), respectively. In the six month periods ended June 30, 2006 and 2007, net cash of NIS 27.7 million and NIS 118.8 million ($28.0 million), respectively, was provided by operating activities. The increase in the net cash provided by operating activities in the six months ended June 30, 2007 is primarily a result of our consolidating the results of 012 Golden Lines for the first time.

We expect that our cash flow from operating activities in the year ending December 31, 2007 will be significantly greater than in 2006 as a result of the acquisition of 012 Golden Lines and the synergies and cost savings expected from the integration of the two companies.

Investing Activities

Net cash used in our investing activities was NIS 19.7 million in 2004, NIS 13.6 million in 2005, NIS 16.3 million ($3.8 million) in 2006, and NIS 6.6 million and NIS 609.9 million ($143.6 million) in the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively. The increase in the net cash used in investing activities in the six months ended June 30, 2007 is mainly due to the payment of NIS 584.6 million ($137.6 million) of payables related to the 012 Golden Lines acquisition.

Financing Activities

Net cash provided by (used in) financing activities in 2004 and 2005 was NIS 1.7 million, NIS (5.4) million, while net cash provided by financing activities was NIS 16.2 million ($3.8 million) in 2006. In the six month period ended June 30, 2006, net cash used in financing activities was NIS 21.1 million, while in the six months ended June 30, 2007, net cash provided by financing activities was NIS 500.6 million ($117.8 million). Our financing activities during the three years ended December 31, 2006 included changes in short-term bank debt, receipt and repayment of long-term obligations and capital contribution from our parent company. During the six months ended June 30, 2007, our financing activities included changes in short-term bank debt, the receipt of loans and a contribution from our parent company, and the issuance of NIS 425 million ($100 million) of Series A Debentures.

Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of June 30, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period
	(NIS in thousands)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Long-term obligations (including interest)	564,624	–	103,815	147,247	313,562
Payments in respect of long term financial arrangements (including interest)(1)	8,987	5,809	3,177	–	–
Purchase of ROU of fiber optic cables	172,642	15,038	70,121	61,033	26,450
Operating lease obligations	30,779	5,988	15,260	7,625	1,907
Purchase obligations	3,437	3,437	–	–	–
Other obligations, primarily maintenance costs of ROU	231,143	8,359	39,641	41,152	141,991

Total	1,011,611	38,630	232,014	257,057	483,910

(1)	Interest on our credit facilities is calculated using Israeli Prime Rate in effect on June 30, 2007. Because the interest rate under the credit facility is variable, actual payments may differ. Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

As of June 30, 2007, our principal commitments consisted of obligations outstanding under operating leases and ROU of international fiber optic cables. We entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 30.5 million in the year ended December 31, 2004, NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million ($8.3 million) in the year ended December 31, 2006, and NIS 21 million and NIS 22.1 million ($5.2 million) in the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively. In addition, through the acquisition of 012 Golden Lines, we purchased ROU of international fiber optic cables in the amount of NIS 173.2 ($40.8 million).

We anticipate that the cash generated from our operations will be used primarily to fund our operating activities, as well as for capital expenditures and to repay short-term debt.

Although we currently have no plans and are not a party to any agreement or letter of intent, written or otherwise, with respect to any material potential acquisitions or investments of complementary or similar businesses, we may enter into such types of arrangements in the future, which could require us to seek additional equity or debt financing. The sale of additional equity or convertible securities could result in additional dilution to our shareholders. Any debt financing would result in increased interest expense and could result in covenants that would restrict our operations. We have not made any arrangement to obtain any additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

012 Golden Lines—Results of Operations

The following table sets forth 012 Golden Lines results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	The Company				Consolidated
	NIS	%	NIS	%	NIS	%
Revenues:
Broadband	160,060	24.4	188,073	30.0	244,927	35.2
Traditional voice	495,063	75.6	437,965	70.0	451,861	64.8

Total revenues	655,123	100.0	626,038	100.0	696,788	100.0

Costs and operating expenses:
Cost of revenues	462,431	70.6	456,809	73.0	529,563	76.0
Selling and marketing	84,014	12.8	91,738	14.7	72,887	10.5
General and administrative	25,266	3.9	20,221	3.2	26,015	3.7
Other expenses (income), net	–	–	(35)	–	8,646	1.2

Total costs and operating expenses	571,711	87.3	568,733	90.8	637,111	91.4

Income from operations	83,412	12.7	57,305	9.2	59,677	8.6
Financial expenses, net	5,317	0.8	28,450	4.5	23,499	3.4

Net income after financial expenses	78,095	11.9	28,855	4.6	36,178	5.2
Taxes on income (tax benefit)	(11,498)	(1.8)	4,750	0.8	14,294	2.1

Income from continuing operations	89,593	13.7	24,105	3.9	21,884	3.1
Income from discontinued operations, net	1,951	0.3	2,894	0.5	4,782	0.7

Net income	91,544	14.0	26,999	4.3	26,666	3.8

Year Ended December 31, 2005 Compared with Year Ended December 31, 2006

Revenues. Total revenues increased by 11.3% from NIS 626.0 million for the year ended December 31, 2005 to NIS 696.8 million ($164.0 million) for the year ended December 31, 2006. This increase is primarily due to the NIS 56.9 million increase in revenues from broadband services caused mainly by a 19% increase in 012 Golden Lines’ broadband customer base and a 78.5% increase in revenues from specialized data services. As a percentage of total revenues, revenues from broadband services increased from 24.4% for the year ended December 31, 2004 to 30.0% for the year ended December 31, 2005, and to 35.2% for the year ended December 31, 2006.

Cost of Revenues. Cost of revenues increased by 15.9% from NIS 456.8 million for the year ended December 31, 2005 to NIS 529.6 million ($124.6 million) for the year ended December 31, 2006. Cost of revenues as a percentage of revenues increased from 73.0% for the year ended December 31, 2005 to 76.0% for the year ended December 31, 2006. The increase is related to the increase in revenues and is primarily due to the NIS 61.1 million ($14.4 million) increase in network costs associated with the traditional voice services, in particular the growth in hubbing services for carriers.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 20.5% from NIS 91.7 million for the year ended December 31, 2005 to NIS 72.9 million ($17.2 million) for the year ended December 31, 2006. This decrease was primarily due to a decrease of NIS 6.6 million ($1.6 million) in salaries and subcontractor costs, mainly in the residential sector’s calling center, and a decrease of NIS 8.7 million ($2.0 million) in advertising and promotion costs. As a percentage of revenue, selling and marketing expenses decreased from 14.7% for the year ended December 31, 2005 to 10.5% for the year ended December 31, 2006.

General and Administrative Expenses. General and administrative expenses increased by 28.7% from NIS 20.2 million for the year ended December 31, 2005 to NIS 26.0 million ($6.1 million) for the year ended December 31, 2006. As a percentage of revenues, general and administrative expenses increased from 3.2% for the year ended December 31, 2005 to 3.7% for the year ended December 31, 2006. This increase was primarily due to an increase of NIS 3.4 million ($800,000) in salaries and professional fees.

Other Expenses. Other expenses in the amount of NIS 8.6 million ($2.0 million) were recorded in the statement of operations for the year ended December 31, 2006. These expenses are mainly composed of provision for infringement of a patent claim in the amount of NIS 3.1 million ($730,000) and share issuance expenses of NIS 4.1 million ($965,000) with respect to a proposed initial public offering of 012 Golden Lines during the first quarter of 2006. The issuance expenses were recorded in the statement of operations because the IPO was not completed.

Income from Operations. Our income from operations increased by 4.1% from NIS 57.3 million for the year ended December 31, 2005 to NIS 59.7 million ($14.0 million) for the year ended December 31, 2006. The increase was due to the increase in revenues from broadband services and the decrease in selling and marketing expenses, as described above.

Financial Expenses, Net. Financial expenses decreased by 17.3% from NIS 28.4 million for the year ended December 31, 2005 to NIS 23.5 million ($5.5 million) for the year ended December 31, 2006. The financial expenses as a percentage of revenues decreased from 4.5% for the year ended December 31, 2005 to 3.4% for the year ended December 31, 2006. The decrease was primarily due to exchange rate differences from the conversion of monetary balance sheet items denominated in non-NIS currencies into NIS, which generated income of NIS 6.9 million ($1.6 million) in 2006, while in 2005, it generated expenses of NIS 20.0 million.

Taxes on Income (Tax Benefit). Taxes on income increased by 200.9% from NIS 4.8 million for the year ended December 31, 2005 to NIS 14.3 million ($3.4 million) for the year ended December 31, 2006. Taxes on income as a percentage of revenues increased from 0.8% for the year ended December 31, 2005 to 2.1% for the year ended December 31, 2006. The increase was primarily due to the fact that in 2005 012 Golden Lines offset part of its taxes on income against a deferred tax asset recorded in previous years (mainly in respect of a carry-forward tax loss). The effective tax rates applicable to 012 Golden Lines were 16% and 40% for the years ended December 31, 2005 and 2006, respectively, compared with statutory tax rates of 34% and 31% for those years. The differences between the effective and the statutory tax rates derive mainly from the recording of a deferred tax asset in 2005, and from non-deductible expenses.

Income from Discontinued Operations. In December 2006, 012 Golden Lines ceased the operations of a call center, which had provided Internet support services to cable companies, and terminated the center’s employees. The net income derived from these operations increased from NIS 2.9 million for the year ended December, 2005 to NIS 4.8 million ($1.1 million) for the year ended December 31, 2006.

Net Income. Net income decreased by 1.2% from NIS 27.0 million for the year ended December 31, 2005 to NIS 26.7 million ($6.3 million) for the year ended December 31, 2006. The net income as a percentage of revenues decreased from 4.3% for the year ended December 31, 2005 to 3.8% for the year ended December 31, 2006.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues. Total revenues decreased by 4.4% from NIS 655.1 million for the year ended December 31, 2004 to NIS 626.0 million for the year ended December 31, 2005. This decrease is primarily due to the NIS 57.1 million decline in revenues from traditional voice services, caused mainly by price erosion in the rates of outgoing traffic from Israel resulting from new competitors entering the international telephony market following the Ministry of

Communications’ decision to open this market to full competition, partially offset by higher broadband revenues, which increased by NIS 28.0 million. As a percentage of total revenues, revenues from broadband services increased from 24.4% for the year ended December 31, 2004 to 30.0% for the year ended December 31, 2005. This increase was due principally to a 36% growth in 012 Golden Lines’ ISP customer base and also to the sale of additional added-value services and higher bandwidth to customers. At the end of 2005, 012 Golden Lines also started generating revenues from VoB services.

Cost of Revenues. Total cost of revenues decreased by 1.2% from NIS 462.4 million for the year ended December 31, 2004 to NIS 456.8 million for the year ended December 31, 2005. This decrease was due principally to lower cost of termination services from foreign carriers as a result of a substantial decrease in hubbing traffic in 2005 compared to 2004. Cost of broadband services increased at a lower rate than the increase in broadband revenues because the increased capacity purchased by 012 Golden Lines to support its growing customer base was offset by the substantial decline in capacity and connectivity prices.

Selling and Marketing Expenses. Selling and marketing expenses increased by 9.2% from NIS 84.0 million for the year ended December 31, 2004 to NIS 91.7 million for the year ended December 31, 2005. As a percentage of revenue, selling and marketing expenses increased from 12.8% for the year ended December 31, 2004 to 14.7% for the year ended December 31, 2005. This increase was primarily due to an increase of NIS 9.3 million in salaries and subcontractor costs, mainly in the residential sector’s calling center, as a result of the substantial growth of the customer base of 012 Golden Lines. Advertising and promotion costs decreased by 8.3% from NIS 37.3 million in 2004 to NIS 34.2 million in 2005.

General and Administrative Expenses. General and administrative expenses decreased by 20.2% from NIS 25.3 million for the year ended December 31, 2004 to NIS 20.2 million for the year ended December 31, 2005. This decrease was primarily due to a decrease of NIS 3.7 million in doubtful accounts and bad debts as a result of an improvement in 012 Golden Lines’ collection methods and re-organization of the collections department. As a percentage of revenues, general and administrative expenses decreased from 3.9% for the year ended December 31, 2004 to 3.2% for the year ended December 31, 2005.

Income from Operations. Our income from operations decreased by 31.3% from NIS 83.4 million for the year ended December 31, 2004 to NIS 57.3 million for the year ended December 31, 2005. The decrease was mainly due to a NIS 57.1 million decrease in revenues from traditional voice services caused by the price erosion in this market during 2005 resulting from the opening of this market to additional competition in 2004.

Financial Expenses. Financial expenses increased by 435% from NIS 5.3 million for the year ended December 31, 2004 to NIS 28.5 million for the year ended December 31, 2005. The financial expenses as a percentage of revenues increased from 0.8% for the year ended December 31, 2004 to 4.5% for the year ended December 31, 2005. The increase was primarily due to the exchange rate differences from the conversion of monetary balance sheet items denominated in non-NIS currencies into NIS, which generated expenses of NIS 20.0 million in 2005, while in 2004 it generated income of NIS 5.2 million.

Taxes on Income (Tax Benefit). As of December 31, 2005, 012 Golden Lines had an accumulated carry-forward tax loss in the amount of approximately NIS 62 million, which, on the basis of current legislation, can be used indefinitely. In previous years 012 Golden Lines recorded a deferred tax asset for the whole amount. The net tax benefit recognized in 2004 was NIS 11.5 million, and in 2005 a net tax expense of NIS 4.8 million was recorded after a partial offset against the deferred tax asset previously recorded.

Income from Discontinued Operations. In early December 2006, 012 Golden Lines ceased the operations of a call center, which had provided Internet support services to cable companies, and terminated the center’s employees. The net income derived from these operations increased from NIS 2.0 million for the year ended December 2004 to NIS 2.9 million for the year ended December 31, 2005.

Net Income. Net income decreased by 70.5% from NIS 91.5 million for the year ended December 31, 2004 to NIS 27 million for the year ended December 31, 2005. The net income as a percentage of revenues was 14% for the year ended December 31, 2004 and 4.3% for the year ended December 31, 2005. The decrease is mainly due to the increase in financial expenses and taxes on income as opposed to a tax benefit in 2004.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not impact our results of operations or our financial position for any period presented.

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. We adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The company is currently evaluating how the adoption of this standard may affect its combined financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 159 will have on its combined results of operations and financial condition.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Currency Fluctuations

As the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and, accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. Since June 2002, we are required by law to state our prices in NIS to our residential and SoHo customers. Most of our communications and advertising costs are quoted in dollars.

We have dollar denominated liabilities, including those relating to the ROU of international fiber optic cables. Given that we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and NIS. We currently hedge against foreign currency exchange translation risks. We purchase U.S. dollar forward contracts to hedge against specific U.S. dollar currency transaction risks. As of June 30, 2007, our exposure was $10.5 million.

Effects of Changes in Interest Rates and the Israeli CPI

We pay interest on our short-term credit lines based on the Israeli Prime Rate. As of June 30, 2007, we had outstanding short-term debt of NIS 150.6 million ($35.5 million), bearing an average interest rate of 4.65%. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. Each increase or decrease of one percent in the Israeli Prime Rate will increase or decrease our yearly interest expense by NIS 1.5 million ($353,000).

Our NIS 425.0 million ($100.0 million) of Debentures are linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense by NIS 4.3 million ($1.0 million).

Our NIS 100.6 million ($23.7 million) loan from Internet Gold is linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 1.0 million ($235,000).

Business

Overview

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel including the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. We believe that we will be able to enjoy significant future savings as a result of efficiencies of scale and our increased buying power. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. For the year ended December 31, 2006, we had revenues of 1,038.5 million ($244.4 million) on a pro forma basis, and for the six months ended June 30, 2007, we had revenues of NIS 551.3 million ($129.7 million).

We offer a wide range of broadband and traditional voice services. As of June 30, 2007, our customers on average used over three different services, whether as part of a package of services or purchased as a separate service. In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base that as of June 30, 2007, was of over 1,080,000 households and businesses and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer. We also believe that the expected implementation of the number portability program at the end of 2007, mandated by the Ministry of Communications, provides us an opportunity to increase our penetration of the local telephony market. We are also considering the expansion of our service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, at such time as commercial licenses for such services become available.

We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the “open access” policy that the Ministry of Communications has mandated, Bezeq, the incumbent local telephony provider, and HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the “open access” policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

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Significant market share. We have a diversified residential and business customer base and we believe we have a leading market share in Israel in the broadband and the traditional voice markets. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had.

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High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel, are associated with reliability and quality of service and provide us with a strong platform for the introduction of new services and expansion into new market segments. In a survey we commissioned in December 2006, our 012 brand, recognized by 91% of Israeli consumers, was one of the most recognized international telephony and broadband Internet access services brands in Israel.

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Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. Our services are offered to our customers on an individual basis or as part of a bundle of multiple services. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage in provisioning, monitoring and maintaining the network.

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Demonstrated ability to capitalize on the evolving communications technology landscape. We believe that we are positioned to capitalize on technological changes and trends in the dynamic communications environment. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB, WiFi and, on a trial basis, WiMAX. In February 2007, we were the first company to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. Similarly, in March 2007, we were awarded the first license to conduct WiMAX technology trials in Israel. We believe that WiMAX has the potential to significantly enhance our network reach by providing support for wireless transmissions for future mobility applications as well as devices offering voice over Internet protocol, or VoIP, in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service. These two licenses strategically position us to provide these advanced services through two of the most advanced and promising communications technologies available in the market.

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Experienced management team and strong equity sponsorship. After the acquisition of 012 Golden Lines in 2006, we integrated our and 012 Golden Lines’ management teams and appointed the chief executive officer and the chief financial officer of 012 Golden Lines to the same positions with our company. Our executive officers have an average of 10 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold, a public company traded on The NASDAQ Global Market since August 1999, and on the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index, is controlled by one of Israel’s major communications groups. Our parent company’s controlling shareholder, Eurocom Communications, is one of Israel’s largest and most prominent communications groups with interests in most of the communication segments, as well as in real estate, investment and finance, consumer electronics and media. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

We believe that there are significant opportunities to continue to grow our business. The sources of potential growth include our ability to (i) increase our average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling our services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage our network to offer new services, such as WiMAX based services. Our growth strategy is to:

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Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

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Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base of broadband and traditional voice customers and our strong brand recognition to increase our ARPU by cross-selling our existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for our current customers and increases our share of our customers’ expenditures on communications services and significantly increases customer retention.

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Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase the number of our local telephony customers and achieve a greater share of the local telephony market. We believe that our VoB services will provide an innovative and complementary service for new customers and for our existing customer base of over 1,080,000 households and businesses. Our VoB services allow us to cost-effectively expand our penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services we offer our customers. We also believe that the expected implementation, towards the end of 2007, of the number portability program mandated by the Ministry of Communications, will reduce barriers to entry and provide us an opportunity to increase our penetration of the local telephony market.

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Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 2.5, 3.5 and 3.7 gigahertz WiMAX spectrum that have been licensed to us by the Ministry of Communications on a trial basis, we are positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology and provide last-mile wireless broadband access for our business customers. We will also consider expanding our service offerings in the future to include Internet protocol television, or IPTV, services, as well as mobile virtual network operator, or MVNO, services.

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Selectively pursue growth opportunities. In addition to adding customers through our sales and marketing efforts, we plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours that will increase our customer base, allow us to take advantage of the unused capacity of our network, enhance our ability to sell and deliver value-added services and add revenues with minimal incremental costs. We currently have no plans, proposals or arrangements with respect to any such acquisition.

Our History and Development

Prior to this offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on The NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index, and a part of Eurocom, one of Israel’s major communications groups, offering broadband access, traditional voice services, e-advertising, e-commerce and search services. Following this offering, Internet Gold will continue to own approximately 73.3% of our ordinary shares. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines, and subsequently have become one of the three largest providers of broadband and international telephony services in Israel.

Internet Gold commenced offering Internet access services in 1996, and 012 Golden Lines commenced operations in 1997 as an international telephony services provider. Both Internet Gold and 012 Golden Lines commenced offering broadband services utilizing the DSL service offered by Bezeq in 2001 and in 2003 commenced offering broadband services using HOT’s cable service infrastructure. In September 2004, 012 Golden Lines was granted a license to provide trial VoB services and initiated service to a limited number of subscribers in 2005. In December 2005, 012 Golden Lines received the first license in Israel to provide fixed-line local telephony services in competition with Bezeq and HOT without the obligation to provide these services on a universal basis. In 2005, both Internet Gold and 012 Golden Lines began to operate WiFi hotspots throughout Israel.

As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including the website www.P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd.

In February 2007, we were the first company to provide local telephony services based on VoB technology on a commercial basis in Israel, and in March 2007, we received the first license to conduct WiMAX technology trials in several locations throughout Israel.

We integrated our and 012 Golden Lines’ management teams to create a new management team, which includes Stella Handler, our chief executive officer, who previously served as the chief executive officer of 012 Golden Lines, and Doron Ilan, our chief financial officer and vice president finance, who previously served as the chief financial officer and vice president finance of 012 Golden Lines. Our integrated management team began to plan for the integration of the two companies upon the announcement of the acquisition in 2006. We are now executing our integration plan, which is scheduled to be completed in the fourth quarter of 2007.

Smile.Media Ltd., our sister company, provides e-advertising, e-commerce and search services in Israel and has recently filed a registration statement with the Securities and Exchange Commission for its initial public offering of its ordinary shares. Eurocom Communications, the controlling shareholder of our parent company, is one of Israel’s largest and most prominent communications companies.

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

Israel’s communications market has undergone significant changes in the past decade and, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The government has encouraged competition in all facets of the communications market and has been a significant driver of the market’s development.

Another major driver of growth in the Israeli communications market is Israel’s strong economy. According to the Israeli Central Bureau of Statistics, gross domestic product, or GDP, growth in 2006 was 5.0%, placing it ahead of the developed Western European nations and in line with developing Eastern European nations. At the same time, GDP per capita was approximately $21,000 placing it in a comparable range with developed nations.

An additional factor behind the industry’s growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other societies. According to the Ministry of Communications, as of the end of 2006, fixed telephony lines passed 99% of Israeli homes, the broadband penetration rate was 62% of households, and the individual mobile telephone penetration rate was 106%, which demonstrates the significant utilization of multiple communication services by the Israeli population.

Regulatory Changes

Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

In 1994, the government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and in 2001, a fourth license was granted to MIRS.

In 1996, the international telephony market was opened to competition and in 2004, the government opened the international market to additional licensees while continuing to preclude the cellular operators from offering international telephony services.

In furtherance of the government’s decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

The Ministry of Communications granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet provides in nationwide deployment.

The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure. Since 2005, the Ministry of Communications has granted several special general licenses for the provision of fixed-line domestic services without geographical deployment or universal service obligations. The Ministry of Communications has also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services. The main principles of the policy are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. The Ministry of Communications will consider granting a VoB license to YES, Israel’s satellite television service provider, which is an affiliate of Bezeq, after February 2008, subject to deterioration in its competitive position and in light of the state of competition in the fixed-line local telephony market in general. For a period of two years, the interconnect tariffs between the VoB operators and Bezeq and HOT will be symmetrical, after which the Ministry of Communications will revisit the issue. On February 5, 2007, Bezeq International, a wholly-owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications’ policy on VoB services that was issued on January 31, 2007. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license, or in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. On September 5, 2007, the Supreme Court denied Bezeq International’s appeal.

In March 2007, the Ministry of Communications issued us the first license in Israel to test fixed WiMAX technology on a trial basis, which license was later amended to also include mobile WiMAX trials. The Ministry of Communications is currently developing its WiMAX policy, and in September 2007, it announced its intention to publish its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology, to be published following a public hearing. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies and it does not specify the weight that will be given to each consideration. The Ministry of Communications is expected to publish its policy on MVNOs and implement its policy on number portability later this year.

Market

According to the Ministry of Communications, the Israeli communications market was estimated to be $5.5 billion in 2005, 51% of which was from cellular services, 24% from local fixed-line and data, 13% from multi-channel TV, 7% from international telephony and 5% from Internet. Each of these sub-sectors, except for local fixed-line and data, has grown from 2003 through 2005. From 2003 to 2005, the cellular market grew from $2.5 billion to $2.8 billion. During the same period, the local fixed-line and data markets decreased from $1.4 billion to $1.2 billion. Multi-channel TV grew during that time to $0.7 billion. International telephony grew to $370 million in 2005 and Internet grew during that period to $320 million.

The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and the Bezeq Group, each with interests in the main communications sub-sectors. Both The IDB Group and the Bezeq Group control cellular operators. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

We believe that the three largest ISPs in Israel are us, The IDB Group’s NetVision and Bezeq International, and we, along with NetVision and Bezeq International hold substantially all of the broadband Internet access market.

The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to Internet Gold, Xfone and NetVision. As a result of our acquisition of 012 Golden Lines, and NetVision’s acquisition of Barak, there are currently three dominant competitors in the market, us, NetVision and Bezeq International. The fourth competitor, Xfone, has a limited share of the market.

Bezeq, which traditionally controlled the fixed-line communications market, controls approximately 93% of the market as of December 31, 2006. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it build out a national infrastructure within three years and provide its services on a universal basis. In December 2005, we were also granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service obligation. Similar licenses have been issued to Globcall and Cellcom, both subsidiaries of The IDB Group, and Partner, a major cellular operator. Bezeq is currently not allowed to bundle multi-channel TV, local telephony or other communications services. If, however, Bezeq’s fixed-line telephony market share drops below 85% in either the residential or business sub-sector, Bezeq may seek permission from the Ministry of Communications to begin bundling these services in such sector.

There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner, Pelephone, wholly-owned by Bezeq, and MIRS Communications Ltd., wholly-owned by Motorola.

The Ministry of Communications has been encouraging competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

•	a prohibition on the abuse of its monopoly power and dominant position;

•	restricting the entry of Bezeq and its subsidiaries into the local VoB services market until Bezeq’s market share in the fixed-line telephony market falls below 85%;

•	an obligation to maintain structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

•	supervision of most of Bezeq’s tariffs; and

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an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

•	separating infrastructure and service providers;

•	granting new licenses and encouraging new and innovative technologies such as VoB; and

•	introducing number portability, currently expected to be implemented at the end of 2007.

Our Services

We are a leading communication services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, PRI services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. We offer our broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. We provide these services through our integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the United States.

Broadband Services

As of June 30, 2007, we had over 500,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-added Services

We are one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of our broadband access customers. We offer high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. We offer broadband access at speeds of up to 6 Megabits per second. In addition to Internet access, we offer a diverse suite of value-added services that are incremental to our core Internet access service. Our value-added services are focused on enhancing our customers’ Internet experience by providing additional features and applications and by increasing access security. We believe that our value-added services help retain and strengthen our relationship with our customers.

Residential Customers

We provide our residential Internet access customers a suite of value-added services, including:

• e-mail,	• unified messaging,

• global remote access,	• parental content filtering,

• wireless and wired home networking,	• on-line backup, and

• security services, including firewall and intrusion prevention, attack prevention, anti-virus, anti-spam,	• content services.

Business Customers

We provide our business Internet access customers a suite of value-added services, including:

•  various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering, secure socket layer communications protocol providing end-point authentication,

•  e-mail, including single, multiple and large mailboxes and domains,

• virtual private network, or VPN, services, • enterprise, procurement and integration services, • IP roaming, • unified messaging, networking, • wireless and wired links, and • on-line backup.

Specialized Data Services

We provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

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International private line communication, or leased line, allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second) and STM-1 (155 Megabits per second) transmission volume;

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Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 155 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

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Asynchronous transfer mode, or ATM, connections offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

•	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

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Multi protocol label switching, or MPLS, offers four different quality of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

In September 2004, we were granted an experimental license to provide trial VoB services and subsequently began offering service to a limited number of subscribers in 2005. Under the license, we were precluded from providing this service to more than 13,000 subscribed lines until February 2007, at which point we received authorization to provide VoB local telephony services without any limitation on the number of lines. As of June 30, 2007, we had approximately 17,400 VoB local telephony lines.

Our VoB local telephony customers can make and receive calls using a standard telephone plugged into a specialized VoB unit that can be used almost anywhere a reliable broadband Internet connection is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provide our service by using our customers’ existing broadband Internet connections. We believe that our VoB service can be a replacement for or a complementary alternative to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services we offer.

PRI Services

We have been offering primary rate interface, or PRI, services to business customers since December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel’s largest corporations.

IP-TRUNKING Services

We have been offering IP-TRUNKING services which provide interconnections between service providers using session initiation protocol, or SIP, to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. We are the first communication services provider in Israel to supply IP-TRUNKING to the business community.

IP Centrex

Since 2005, we have been offering business customers an IP-based PBX, or telephone switching system, which connects to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offers VoIP and other IP-based services as well as connectivity to the regular telephone system. Among the IP-based services offered are 4-digit internal calling, web-administration portal, free calls between different branches world-wide, conference bridging, Interactive Voice Response, or IVR (auto attendant), call hold, call transfer, last number look-up and redial, call forward and three-way calling.

Server Hosting and Co-location Services

We operate three server hosting facilities with approximately 16,000 square feet of space. Our most recent hosting facility, opened in June 2007, is designed to provide and support the most advanced set of communications services, where we house Web servers and related software and provide connectivity to the Internet for business customers. Many customers utilize our services to manage their Web servers, which generate a considerable amount of traffic, ranging from thousands to hundreds of thousands of hits a day. Clients are able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs. We also offer co-location services to our business customers at our server hosting facilities. As part of our co-location services, we house the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons. We supply power, lights, network bandwidth and the physical security of the site, and our facilities have multiple power backups that are able to provide power during lengthy power outages.

WiFi Network

We currently operate a comprehensive network of hotspots covering hotels, hospitals, other public areas and all commercial airports throughout Israel. We have entered into contracts with many of the entities that sponsor the service in their facilities or communities and are the exclusive provider in their premises. Many of these contracts provide for revenue sharing arrangements. We also provide open public access WiFi services throughout central Jerusalem. We plan to continue to expand our WiFi footprint by adding additional hotspots at various locations in Israel.

WiMAX Services

In March 2007, we received a license from the Ministry of Communications to conduct fixed WiMAX technology trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. The license was amended in August 2007 to also include mobile WiMAX technology trials. WiMAX stands for Worldwide Interoperability for Microwave Access.

WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. We expect that a WiMAX network will create new communication paths into homes or offices as well as provide a broadband connection any time and anywhere in our coverage area. This will also provide support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

The Ministry of Communications has licensed us use of the 2.5, 3.5 and 3.7 gigahertz spectrums for a period of one year on a trial basis. The trial will provide us with valuable technical and feasibility insights for future WiMAX project roll-outs. We intend to test “fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. We intend to test broadband and traditional voice services that can be accessed by a user’s handheld device or handset, such as a mobile phone, personal digital assistant, or PDA, or laptop. In addition, we intend to test “mobile WiMAX” technology to establish local broadband wireless systems that will provide coverage over a large geographic area.

Traditional Voice Services

We offer traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators. As of June 30, 2007, we had approximately 831,000 customers registered in our database, of which approximately 411,000 customers used our services and were billed by us in the prior 12 months. In addition, we bill Israeli carriers for their customers’ use of our services, which in the last 12 months were generated from over 771,000 lines. Our traditional voice services include incoming and outgoing international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.

Incoming and Outgoing International Telephony Services

We are one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with over 100 carriers. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel.

Our outgoing international telephony services to our residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer’s account with us. Pre-paid cards allow the customer to purchase call time in advance. We sell pre-paid cards to our distributors, which we treat as business customers, for distribution in the residential market. In addition, we offer our business customers international toll-free numbers and our 012Mobile service. 012Mobile is an international cellular service offering fixed rates on calls from anywhere in the world.

We offer our incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing Services

We provide hubbing-traffic routing between approximately 100 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

We provide roaming and signaling services for cellular operators. Signaling messages indicate a mobile user’s location while roaming within Israel through our signal transfer point, or STP, or when traveling abroad. We bill the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

Our focus is to present a “One-stop Shop” solution to our residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. We seek to strengthen our brand awareness and to create a unified branding approach among our voice and data customers for our various service offerings. We also actively promote and cross-sell our services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty. Our current marketing focus, in line with our overall strategy, is on offering a wide range of broadband bundles, including VoB local telephony.

The marketing and communications strategy is executed through all levels of our business. Marketing teams target the business and residential sub-sectors separately. Each marketing team includes specialists who focus on marketing communications and product development and has an economics control manager who ensures that all marketing activities are cost effective.

We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising to solicit new customers. We also use data mining as well as analyzing market research and surveys to properly focus our marketing efforts to our segmented customer base and to enable us to react swiftly to new demands from customers and any perceived changes in the market.

Our target customer segments are residential and business customers. We have identified within the residential market several groups of customers and target marketing and sales accordingly. The business customer base marketing and sales focus is segmented according to business size: SoHo, SME and corporate. We also separately market our traditional voice services to carriers.

Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe, based on our internal research, that the customers obtained through our relationships with joint marketing partners accounted for at least 6.2% of our new customers in 2006. These joint marketing programs provide us with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. Our channel partners include:

•	retail computer chains located in the largest shopping malls in Israel, who offer our Internet services accompanied with relevant software, hardware and communication products, and

•	numerous stand-alone PC stores that promote our Internet service and are compensated with a success fee.

Customer Service and Support

We have a strong commitment to customer satisfaction. Customer satisfaction has contributed to our low churn rates and enabled customer growth through referrals. We believe that the key factors contributing to customer satisfaction are network performance, reliability, speed of the Internet access, customer service and technical support.

Customer service and support operations are based upon the foundation of integrated customer relationship management, or CRM, and computer technology integration, or CTI, systems. This integration allows us to successfully leverage our marketing and sales personnel and technology resources in line with our strategy, and to offer more efficient service to our customers. We are able to efficiently access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. We also use data mining to provide call representatives with the best possible information about a customer.

Our sales and customer service functions are carried out by separate service centers that respond to calls from residential and business customers. We service our customer groups through dedicated multi-language call center personnel and multi-language technical support staff. The business service center is responsible for sales and customer care for the business sub-sector. Our business service center’s marketing and sales force has three areas of focus: broadband access, traditional voice and specialized data services.

Technical support is available to all residential and business customers on a 24-hour basis. Our records show that during the months of May and June 2007, we successfully resolved over 90% of all customer problems on first contact. Customers can obtain customer support by telephone, e-mail or fax. We also publish printed reference materials and maintain comprehensive descriptions of our customer care services on our website as well as troubleshooting tips and configuration information.

Network and Technology

We continuously work on developing and enhancing our technology platform and infrastructure and aim to remain at the forefront of the communications market and to provide high quality service to our customers with stable and robust network and technology systems.

We have invested heavily in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

Our multi-purpose network supports broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services. Our network infrastructure is designed to provide customers with reliability and throughput, while minimizing our costs through efficient use of our international and domestic infrastructure. Reliability is primarily achieved through redundancy in mission critical systems, minimizing the number of “single points of failure,” that is, points where the failure of a single component of the network could interrupt service to customers. Throughput is achieved by deploying robust systems, diverse network architecture, multi-peered Internet backbone connections, efficient load balancing and high-speed switching cores. Efficient bandwidth allocation and management is achieved through constant monitoring of Internet traffic and web caching that optimizes the flow of traffic through our multiple Internet connections.

In order to optimize the performance of our network and support systems, we consistently utilize some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Cisco, Amdocs, Nortel, Peoplesoft, BroadSoft, Juniper, Hewlett-Packard, IBM, Microsoft and Checkpoint.

ISP Network Infrastructure

Our ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

Core

The core tier of our network is built around three backbone datacenters (one in Tel Aviv and two in Petach-Tikva, all in central Israel). These three main sites are interconnected using a dense wavelength division multiplexing, or DWDM, optical ring which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and Service Level Agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

The core edge is where our network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge spans to three of the world’s largest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are New York, London and Frankfurt. This international and local reach of our network is designed to assure both geographical redundancy and efficient routing.

We have approximately 7 Gigabits of Internet connection capacity between Israel, Europe and the United States, and a local Internet connection capacity of 30 Gigabits. We continuously monitor capacity demands on our network and expand network resources ahead of market demands. We operate a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of our service meets the standards provided in our SLAs, and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence.

Aggregation

The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gigabit Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

Access

Our tiered network enables access between different network functions providing customers with three major connectivity options to access our network:

•	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

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Leased line access: provided through third party transmission providers. Our leased line offerings include E1 leased, DS3, and FTM. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

•	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

International Telephony Switching Systems

Through our international telephony switching systems, we have connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa. We have Intelligent Networks, which provide post and pre-paid services and international toll free services. This platform gives us the ability to build new services without using a vendor’s intervention. Our platform also gives us the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

Our international telephony services are provided to and from Israel by means of four marine communications cables designed for the rapid transfer of large capacity content. Most of the communication traffic to and from Israel is routed via Lev and MedNautilus whose capacity exceeds that of the other two cables, Emos-1 and CIOS. We use this infrastructure to provide our international telephony services under agreements with the owners of the rights to these cables.

Transmission Network

An independent transmission infrastructure is used in order to connect our sites. The network is based on an X Display Manager, or XDM, platform at the core and a service delivery management, or SDM, platform at the edge. All elements are actively controlled and managed with network specific software.

Our network implements Dense Wavelength Division Multiplexing, or DWDM, over leased fibers throughout our sites utilizing up to 32 wavelengths (of which currently 8 are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

We provide broadband services from our Israeli sites in Petach-Tikva and Tel Aviv, which interconnect with both international and domestic carriers. We also have PoPs in Europe (London and Frankfurt) and the United States (New Jersey). These five sites create a multi-technology, multi-service, fully redundant network.

Our IP network is able to assure the proper quality of service for each application. This has enabled us to use the same IP network to support our international telephony operations as well as our Internet operations. In order to increase our voice network reach, we installed a VoIP gateway at our facility in Frankfurt. This gateway enables us to connect to operators that do not support VoIP. We intend to install such gateways at our two other international facilities (London and New York).

In order to generate warnings, the anti-fraud system relies on a set of filters. Those filters are manually defined by our anti-fraud team. Our anti-fraud operation center is manned 24 hours a day, 365 days a year. The anti-fraud team investigates every warning message produced by the system. Because of the high level of sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may devise and to make sure that our usage policy of the telephony system is imposed.

VoIP Local Call System

Our integrated VoIP local call system has been designed to provide smooth scalability. We have a class 4 switch in Petach-Tikva using a media gateway that enables connections under European and US standards and SIP, and ISDN user port, or ISUP, signaling. This platform gives us the ability to connect with other communications providers using IP connection as well as legacy TDM connection.

We have a class 5 switch in Petach-Tikva with enhanced Internet access to change and operate features by the customers. The platform offers a wide range of services including IP Centrex multimedia, IP infrastructure and security, provided by specialized routers, firewalls and a session boarder controller.

Competition

We face competition in all segments of our operations. In each segment, competition to a large extent depends on price and quality of service. Some of our competitors and potential competitors may have greater financial, technical and marketing resources than we do. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by our company and two additional service providers. We believe that we, Bezeq International and NetVision account for substantially all of the broadband Internet access market.

We were the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. Our competitors in the local telephony sub-sector include Bezeq, HOT and local cellular operators. We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect that competition in this sub-sector will intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

In the future, we may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services, as well as from YES, Israel’s sole satellite television service provider.

In the future, we may face additional competition for our services from cellular operators in Israel, such as Cellcom, Partner and Pelephone, which have already received ISP licenses, and from international ISPs. Moreover, companies that provide connections to consumers’ homes, such as Bezeq and HOT, are currently restricted from providing broadband Internet access and international telephony services. In the future, the Ministry of Communications may grant licenses to them or other providers for the operation of such services.

We believe that we have competed favorably to date, based on our strong brand recognition, achieved principally through innovative marketing programs, and our emphasis on providing fast and reliable, high quality services and superior customer service and support.

Intellectual Property

Service marks and trademarks, trade secrets and other intellectual property are important to our success and competitive position. We rely on trademark law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. Israeli trademark registrations may be renewed based on continued use. We also claim common law protection on certain names and marks that we have used in connection with our business activities.

Government Regulation

General

The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

Licenses and Applications

The table below lists the licenses that were granted to us, the type of services we offer under each of such licenses and their respective terms.

License	Services we provide	Expiration Date

International telephony license	Voice • Outgoing and incoming international telephony services • international calling cards services Specialized data services	June 2024 with possible extensions for 10 years each

VoB and DFL license (granted to 012 Telecom Ltd., our wholly-owned subsidiary)	Local data and voice services • Local telephony using VoB access • Local telephony using dedicated lines based on PRI services Local infrastructure and data services	December 2025 with possible extensions for 10 years each

ISP special license	Internet services including broadband services (without voice) • ADSL/cable/dial-up Internet access • Value-added services • WiFi	June 2012

WiMAX technology experimental license	Broadband, data, international and local voice service based on the WiMAX infrastructure	March 2008

Call routing license (special license)	• Domestic and international outgoing pre-paid and post-paid calling card services	October 2007 (the Ministry is currently considering our request for an extension for an additional 5 year period)

Terms of the Licenses

Generally, the terms of the licenses granted to us are similar. In each case, the Ministry of Communications, under the terms of the licenses, has discretion over the form and scope of our customer agreements, and we may be required to revise such agreements if requested by the Ministry of Communications. The main terms of our licenses are as follows:

Service Provision

Our international telephony license is a general license that requires us to provide our services on a universal and non-discriminatory basis. In addition, we are required to allow interconnections between our network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations as described under “Interconnect and other charges” below. Our licenses do not allow us to terminate or suspend services to our customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

Under Israeli law and the provisions of our international telephony and DFL licenses, we must provide the Israeli security and defense forces with special services if required. Payment for such services is to be determined by agreement, on the basis of the reasonable expenses we incur to provide such services and the prices otherwise charged for these services.

Local Presence and Shareholding Requirements

Regulations issued under the Communications Law require that our CEO, any member of our board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, we are required to maintain our center of operations in Israel.

Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Minimum Achievement Commitments

Our general licenses require that we achieve and maintain certain milestones. The VoB and DFL license requires us to provide services of a scope that will, in the aggregate, produce proceeds of not less than NIS 50 million over an aggregated period of three years from commencement of the services (a milestone which we expect to achieve). Under our international telephony license, we are required to maintain an irrevocable right to use an infrastructure system securing our ability to provide international connect services for a period of at least five years with sufficient scope to provide for at least 25% of our projected capacity requirements, which we have secured through our agreement with MedNautilus.

Obligations in Relation to Holdings and Restrictions on Transfer

Under the terms of our general licenses, the transfer or pledge of any of the “License Assets” (defined as the assets required by us for the provision of our services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which shall grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of our services.

The pledge of License Assets does not require the prior written consent of the Ministry of Communications if it is made to an Israeli bank in connection with credit extended by the bank under an agreement in which the bank undertakes that foreclosure of the pledge will not cause any disruption to the provision of our services and provided that a prior notice of such pledge or transfer has been given to the director general of the Ministry of Communications.

Our licenses require the approval of the Ministry of Communications for the acquisition of 5% or more of our means of control. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of our means of control or for the acquisition of our means of control providing its holder with the direct or indirect ability to have a significant influence over our operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of our means of control or for acquisition of our means of control providing its holder with the direct or indirect ability to direct our operations. In each case the ability to influence or direct our operations may arise from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control our operations.

The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. We expect to receive such approval prior to the completion of this offering. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition.

In addition, we are required to provide written notice to the Ministry of Communications within 21 days of becoming aware of an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control. We are also required to apply for the approval of the Ministry of Communications of (i) any acquisition of our Traded Means of Control as a result of which any entity becomes a holder of 10% or more of our means of control, or (ii) an acquisition of 25% or more of our traded means of control, or (iii) an acquisition of our Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us. Moreover, within the scope of the notice to the Ministry of Communications, we are required to apply for an approval of such acquisition. Such application is to be filed within 21 days of us becoming aware of such acquisitions.

Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association.

Similarly, our general licenses provide that a holder of means of control in us, or in our shareholder, may not grant a pledge over its holdings if as a result of foreclosing the pledge the pledge holder may (i) hold 5% or more of our means of control (25% or more in the case of a pledge granted to a bank), (ii) hold 25% or more of our means of control or means of control providing it the direct or indirect ability to have a significant influence over our activities, or (iii) 50% or more of our means of control or means of control providing it with the direct or indirect ability to control our activities. These rules do not apply if the pledge agreement requires the prior approval of the Ministry of Communications for the foreclosure of the pledge. There is no specific regulation with respect to the enforcement of this requirement or a requirement that the Ministry of Communications approves the pledge agreement. General provisions with respect to breach of the licenses apply.

Furthermore, under our general licenses, we must maintain a minimum level of shareholders’ equity. Under our DFL (VoB) and international telephony licenses, our shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($5.9 million) and NIS 20 million ($4.7 million) respectively. Approval of the Ministry of Communications would be required under the terms of our special licenses if there is a change in our means of control.

Under the Communications Law, a license, including any right granted under the license, is non-transferable, non-encumberable and incapable of being seized. However, the Ministry of Communications may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry of Communications is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

Interconnect and Other Charges

We are required to interconnect our network to other public communications networks in Israel, on equal terms and without discrimination, in order to enable registered customers of all operators to communicate with one another. Similarly, Bezeq, HOT and all of the cellular operators must provide us with use of their networks for the purpose of transmitting our international and local fixed-line traffic, as well as with open access for the purpose of providing ISP services.

The Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

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The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; and as of March 2006, to NIS 0.29 per minute. This tariff was reduced to NIS 0.2659 per minute as of March 1, 2007, and it will be further reduced to NIS 0.22 per minute as of March 1, 2008.

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The interconnect tariff payable by a landline operator for the completion of a call on another landline network is NIS 0.0432 per minute (NIS 0.0239 per minute at off-peak times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

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The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25657 per minute. This tariff will be reduced to NIS 0.22 per minute as of March 1, 2008.

These tariffs do not include value added tax and are updated in accordance with the regulations in March of each year based on the change in the Israeli CPI published each January. We have agreements with Bezeq, Hot and the cellular operators establishing procedures of interconnecting our networks and allowing each operator to collect and remit the interconnect tariffs.

Indemnity and Insurance

Our general licenses require us to fully indemnify the State of Israel with respect to any third party claim made against it in connection with the establishment, use, deployment and maintenance of our network and/or any other aspect of the services provided. In addition, we must consistently maintain adequate insurance coverage to the satisfaction of the Ministry of Communications.

Networks

We are required to confirm, by performing periodic inspections, that our network infrastructure and services comply with all applicable standards and technical specifications established by the Ministry of Communications or any regulatory body in Israel or a foreign regulatory body recognized in Israel under a license.

Termination and Fines

The Ministry of Communications may terminate our licenses if we materially default under the terms of the licenses, do not comply with the Ministry of Communications’ instructions or fail to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated upon our bankruptcy, voluntary dissolution or the appointment of a receiver or liquidator, if means of control in our company are transferred without the necessary prior approval of the Ministry of Communications, or if the Ministry of Communications determines that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry of Communications may amend the terms of our licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry of Communications general access and inspection rights to our premises and books. Upon expiration or termination of a license, we are obligated to transfer our network infrastructure and related contracts to the subsequent license holder appointed by the Ministry of Communications. Compensation for such transfer is established on the basis of market prices assuming a going concern value.

The Communications Law and our licenses allow the Ministry of Communications to impose upon us substantial fines for breach of the terms of our licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined certain service-related terms in our license as “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

Our general licenses require that we provide the Ministry of Communications bank guarantees to secure compliance with the terms of our licenses and payments of fines or indemnity we are required to pay to the Ministry of Communications. Accordingly, as of June 30, 2007, we have provided a bank guarantee of $4.8 million in connection with our international telephony license and a bank guarantee of $2.3 million in connection with our VoB and DFL license. The Ministry of Communications may call the bank guarantee if we breach a material term of our license, do not obtain proper insurance as required under the terms of the license, do not pay the required royalties, do not pay any fine that may be imposed upon us, or if the Ministry of Communications suffers damages as a result of cancellation of our license.

Extension of Licenses

Our licenses provide that the original terms of the licenses may be extended by the Ministry of Communications for successive periods of ten years for the international telephony license and the VoB and DFL license and 5 years for the call routing license, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future.

Royalty Payments to the Ministry of Communications

Under each of our general licenses, we are required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of our revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2.5%, which according to regulations issued by the Ministry of Communications will be reduced to 2.0% in 2008, to 1.5% in 2009 and to 1.0% starting January 1, 2010.

In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. As of yet, there has been no response from the Ministry of Communications.

Employees

At December 31, 2006, we had 553 full-time and 1,313 part-time employees. At June 30, 2007, we had 536 full-time and 1,049 part-time employees.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages. We have no unfunded liability in respect of these employees. A provision in our financial reports covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employees are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our corporate headquarters are currently located in a 6,700 square meter leased facility in Petach-Tikva, Israel. The annual rent for the premises is NIS 4.3 million ($1 million), linked to the Israeli CPI and the term of the lease ends in July 2012 and is subject to a renewal option for an additional five year period. We also rent (a) an additional 340 square meters in Petach-Tikva with the annual rent of NIS 180,000 ($40,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in September 2009 and is subject to a renewal option for an additional ten years; (b) an additional 4,200 square meters in Rishon Le’zion with the annual rent of NIS 1.9 million, ($380,000), linked to the Israeli CPI, under a lease that terminates in January 2009 and is subject to a renewal option for an additional five years; (c) an additional 800 square meters in Ramat-Gan with the annual rent of NIS 410,000 ($100,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in June 2011 and is subject to a renewal option for an additional 5 years; and (d) an additional 1,500 square meters in Petach-Tikva with an annual rent of NIS 660,000 ($160,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in January 2012 and is subject to a renewal option for an additional five years.

Legal Proceedings

On January 27, 2002, 012 Golden Lines filed a claim for NIS 53 million ($12.5 million) and for mandamus orders against Bezeq and Bezeq International claiming that Bezeq and Bezeq International interfered with its entry into the international telecommunications market. In April 2002, Bezeq and Bezeq International filed their defense statements, together with a third-party notice against the Ministry of Communications. The lawsuit is in preliminary stages.

In 2003, Bezeq requested “collection commission” from 012 Golden Lines in an amount of approximately NIS 6 million for completion of international calls made from card-operated public telephones in the years 1997-2002. On June 2004, Bezeq unilaterally deducted this amount from amounts accruing to 012 Golden Lines. On January 4, 2007, the Ministry of Communications determined that Bezeq is not entitled to the “collection commission” and that the deduction was unlawful. The Ministry of Communications ordered Bezeq to refund all of the amounts it deducted (including interest and linkage increments). Bezeq filed an administrative appeal with the District Court against the Ministry of Communications’ determination. On September 6, 2006 the District Court dismissed Bezeq’s appeal on the grounds of lack of jurisdiction. On September 26, 2007, Bezeq submitted an administrative petition to the Israeli Supreme Court regarding the Ministry of Communications’ determination. In addition, as an alternative proceeding, Bezeq appealed on October 25, 2006 to the Supreme Court against the District Court’s decision dismissing Bezeq’s appeal against the Ministry of Communications’ determination. At 012 Golden Line’s request, the hearings regarding the administrative petition and the appeal were scheduled for the same date and before the same panel, for November 7, 2007.

On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of patent owned by the plaintiffs alleging breach of duties stipulated by law. The plaintiffs’ demands include payment of reasonable royalties for which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the 2005 claim, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate. We included in our financial statements a provision for the claim which, according to management’s estimation based, on the opinion of its legal counsel, is sufficient to carry any possible losses from the claim.

On July 3, 2005, Bynet Data Communications Ltd. filed a monetary claim with a sum of NIS 4.1 million in respect of several arguments arising from a partnership between us and Bynet. On September 7, 2005, we submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2.5 million. At this stage management can not estimate the prospect of the claim and no provision was recorded.

On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against a number of owners of leading e-commerce sites in Israel, including Smile.Media which operates the website www.P1000.co.il, and several suppliers. Prior to the internal restructuring of our parent company, Internet Gold, and the transfer of the Communications Business to us, we operated the e-commerce site, www.P1000.co.il. Following the restructuring, on December 31, 2006, we transferred certain media assets, including P1000.co.il, to our sister company, Smile.Media. The petitioners claim that these sites have deceived and defrauded participants in online auctions held at these sites, through means of submitting fictitious offers by fictitious participants, thus pushing prices up artificially and illegally. The petitioners claim that this alleged practice prevented participants from winning auctions or caused them to pay in excess of the prices that would have been determined without such interference. The petitioners are asking the court to certify the action as a class action. The petitioners have asserted that the full amount of the claim would be determined only after discovery. The respondents have not yet responded to any of the motions filed by the petitioners. Based on the opinion of the legal counsel, at this stage it is impossible to estimate what, if any, potential liability or costs may be incurred in connection with these proceedings. In connection with our transfer of certain media assets to Smile.Media, including the P1000.co.il e-commerce site, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. Internet Gold has agreed to hold us harmless in the event the class action is permitted to move forward and any liability is found.

Management

Directors and Executive Officers

Set forth below are the names and ages and current positions of our executive officers and current directors. Following this offering, we expect to appoint two additional directors to our board of directors.

NAME	AGE	POSITION
Shaul Elovitch	59	Chairman of the Board of Directors
Eli Holtzman	58	Vice Chairman of the Board of Directors
Anat Winner	48	Director
Stella Handler	46	Chief Executive Officer
Doron Ilan	40	Chief Financial Officer
Yaackov Nadborny	42	Vice President of Marketing
Ori Watermann	33	Vice President of Residential Division
Max Blumberg	34	Chief Technology Officer
Tal Granot	30	Vice President of Human Resources
Yaron Steinberg	43	Vice President of Business Division

There are no family relationships among any of our directors or executive officers.

Shaul Elovitch has served as chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves on the board of Smile.Media, our sister company.

Eli Holtzman served as our chief executive officer and a director from March 2000 until January 2007 and has served as our vice chairman since January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director since July 1999. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University. Mr. Holtzman also serves on the board of Smile.Media, our sister company.

Anat Winner has served as a director since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as director of Internet Gold and Magal Security Systems Ltd., publicly traded on The NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

Stella Handler joined us as our chief executive officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer since 2002. From 1992 to 1997 Ms. Handler was the Head of Subsidiary Companies Division of Bezeq, responsible for control, management and operations of all subsidiary companies. Ms. Handler has an M.B.A. in Business Administration and an M.A. in Economics from Hebrew University, Jerusalem.

Doron Ilan joined us as our chief financial officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at

Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan has an M.B.A. and a B.A. in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a Certified Public Accountant in Israel.

Yaackov Nadborny was appointed vice president-marketing in January 2007 upon our acquisition of 012 Golden Lines. Mr. Nadborny was employed by 012 Golden Lines as the business development manager since 2004, and was appointed vice president-marketing in 2005. From 2001 to 2003, he served as the senior financial advisor to the Director General of the Israeli Ministry of Industry and Trade, and from 1998 to 2001 Mr. Nadborny was the hi-tech division manager for the Israeli Export Institute. For 10 years, starting in 1987, Mr. Nadborny served as branch chief in the Israeli General Security Services. Mr. Nadborny received a B.A. in business administration from the College of Management Academic in Rishon Lezion, specializing in computer and information technology.

Ori Waterman was appointed vice president-customer service (residential sector) in 2007 upon our acquisition of 012 Golden Lines. Mr. Waterman was the customer division manager for Internet Gold from 2005. From 2002 to 2005, he managed the business services and customer relations division of Office Depot (Israel) and prior to that was manager of the SME business sector for Pelephone Communication and served in management capacities for Leumi Card and Eurocom-Nokia. Mr. Waterman has a B.A. in business administration from Ruppin Academy.

Max Blumberg was appointed vice president-technology in 2007 upon our acquisition of 012 Golden Lines. Prior to that, since 2002, he was the chief technical officer for Internet Gold, having joined Internet Gold in 2000 as the information system manager. Mr. Blumberg has a B.A. in computer science and mathematics from Netanya College.

Tal Granot was appointed vice president-human resources in 2007 upon our acquisition of 012 Golden Lines. Ms. Granot held that position at Internet Gold since 2006. Prior to that, since 2000, she acted as team leader, area manager and customer sales manager for Internet Gold. Ms. Granot has a B.A. in business management from Tel Aviv’s Management Institute.

Yaron Steinberg was appointed vice president-business division in January 2007 upon our acquisition of 012 Golden Lines. Mr. Steinberg was employed by 012 Golden Lines from 1997 as the manager of the business sector (sales and service department), and was appointed vice president-business sector (sales and customer relations) in 2003. From 1996 to 1997, he served as vice president-new business development for Adir International Services Corp. Ltd., having started there in 1994 as the director of their northern district. Mr. Steinberg has a B.A. in business management from the branch of Derby University in Israel.

We currently do not have any employment contracts with our executive officers but expect to enter into employment contracts with Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer, prior to the completion of this offering.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance practices under Israeli law relating to such matters as outside directors, the audit committee and internal auditor. These matters are in addition to the requirements of NASDAQ and other applicable provisions of U.S. securities laws. Under NASDAQ Marketplace Rules, a foreign private issuer may generally follow its home country rules of corporate governance instead of the comparable requirements of NASDAQ Marketplace Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of rules of the Securities and Exchange Commission.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. However, because Internet Gold will own more than 50% of our ordinary shares upon the consummation of this offering, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we will be exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our Board of Directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors. In any event, our audit committee must have at least three members and be comprised only of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Board of Directors and Officers

According to the Israeli Companies Law—1999, or the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Our current board of directors consists of three directors including one director who qualifies as an independent director under the applicable U.S. securities law requirements and NASDAQ Marketplace Rules. Upon the completion of this offering we intend to appoint two outside directors, as required by the Israeli Companies Law, who will also qualify as independent directors under the applicable U.S. securities law requirements and NASDAQ Marketplace Rules.

Election of Directors

Our articles of association provide that we may have no less than two and no more than ten directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are appointed, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise,” as such term is defined in the regulations promulgated under the Israeli Companies Law. In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”

As a controlled company within the meaning of NASDAQ Marketplace Rules, we intend to rely on the exemption provided to controlled companies with respect to the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. However, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as a outside director following the company’s first public offering. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations recently promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, as an Israeli company listed on The NASDAQ Global Market, we would no be required to appoint an outside director who has “accounting and financial expertise,” if another director with “accounting and financial expertise” serves on the board of directors who is an independent director under the NASDAQ Marketplace Rules and provided that all of our outside directors have “professional qualifications.”

The outside directors are elected by shareholders at a general meeting, provided that either:

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The majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

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The majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term , if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director.

Upon completion of this offering, our Board of Directors will appoint two outside directors under Israeli law, one of whom has “accounting and financial expertise,” and the other who has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. Upon the consummation of this offering, Internet Gold will own more than 50% of our ordinary shares. Because of its ownership interest, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we will be exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our board of directors. However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

Our Board of Directors has determined that Ms. Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, comptroller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined by applicable Securities and Exchange Commission rules. Our Code of Business Conduct and Ethics will be publicly available on our website at www.012.net. If we make any substantive amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

Audit Committee

Our board of directors intends to establish an audit committee as soon as the two outside directors under Israeli law are appointed to our board after the completion of this offering. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include:

•	The chairman of the board of directors;

•	Any director employed by the company or providing services to the company on an ongoing basis; or

•	A controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee will consist of three members, including Ms. Winner, and all of them will satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and will be financially literate, and two of whom will qualify as outside directors under the Israeli Companies Law. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Our board of directors intends to adopt an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NASDAQ Marketplace Rules which include:

•

Oversight of the company’s independent registered public accounting firm, and recommending the engagement, compensation or termination of the company’s independent registered public accounting firm to the board of directors, subject to shareholder ratification in accordance with Israeli law;

•	Recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors;

•	Recommending the engagement or termination of office of the company’s internal auditor; and

•	Approval of transactions with office holders, controlling shareholders and other related-party transactions, as described below.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. For such purpose, the term controlling shareholder is a shareholder who has the power to direct the company’s operations, other than by virtue of being a director or other office holder of the company and includes a shareholder that holds 50% or more of the voting rights in a public company, or a shareholder who has the power to direct the conduct of the company, if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company (two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders). The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

NASDAQ Exemptions for a Controlled Company

As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of Rule 4350(c) of the NASDAQ Marketplace Rules that would otherwise require us to have:

•	A majority of independent directors on the board of directors;

•

Compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	Director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

See “Risk Factors—Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Upon completion of this offering, our board of directors will appoint an internal auditor nominated by our audit committee.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders and in specific circumstances only by our audit committee and our board of directors.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the Board and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of liability of any of its office holders arising from their acts or omissions performed in such capacity for:

•	A breach of his or her duty of care to the company or to another person;

•

A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•

a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. Prior to the completion of this offering we intend to undertake to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

Compensation of Officers and Directors

The aggregate direct compensation we paid to our directors and executive officers as a group (ten persons) for the year ended December 31, 2006 was approximately NIS 7.2 million ($1.7 million) on a pro forma basis assuming that the acquisition of 012 Golden Lines occurred on January 1, 2006.

Prior to this offering we have not paid our directors for their services. Subsequent to this offering, we intend to compensate our directors, including our outside directors, at a rate equal to the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index.

We expect to enter into employment contracts with Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer, prior to the completion of this offering.

2007 Equity Incentive Plan

We intend to adopt an equity incentive plan prior to the completion of this offering. Our 2007 Equity Incentive Plan will allow us to grant awards that qualify under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. Our 2007 Equity Incentive Plan will be subject to the approval of the Israeli Tax Authority. We do not intend to issue any awards under our equity incentive plan prior to this offering.

Under the proposed equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant consultants awards under our equity incentive plan; however, such persons will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that will be available for grant under our plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that we grant under the plan with a per share or unit purchase price lower than 100% of fair market value of our ordinary shares on the date of grant and by one share for each option that we grant under the plan.

We intend to submit a request to the Israeli Tax Authority to approve our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We intend to grant awards at fair market value. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options that qualify under Section 102 for tax purposes.

Restricted shares, restricted share units and options granted under our equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

If during the sixty-day period after termination of employment, the employee is subject to a “blackout period” pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, then the employee may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five days after the blackout period is lifted; or (b) sixty days from the date of termination of employment.

An employee who terminates his or her employment with us due to retirement or disability may exercise his or her vested options within one year of the date of retirement or within two years of the date of the disability. Any such employee with a right to compensation pursuant to vested restricted shares or vested restricted share units at the time of such termination shall receive such compensation within 30 days of the termination. Any expired or unvested options, restricted shares, or restricted share units immediately return to the plan for reissuance.

Related Party Transactions

We provide broadband and traditional voice services to companies affiliated with the Eurocom group at our customary rates and charges. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, our revenues from the Eurocom group, not including Internet Gold, were NIS 2.5 million, NIS 2.5 million ($587,000) and NIS 2.0 million ($460,000), respectively. Our revenues from Internet Gold and Smile.Media did not exceed $10,000 in any of these periods. We expect to continue to provide such services in the future. We also have a marketing agreement with YES, an affiliate of the Eurocom group, regarding benefits received by certain of our mutual customers. The amounts of this agreement are immaterial.

Internet Gold has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with a long-term loan of NIS 100.6 million ($23.7 million) at March 31, 2007, bearing the prime interest rate published from time to time by the Bank of Israel. The loan is callable beginning October 1, 2008; however, we may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of June 30, 2007, we also have an outstanding payable balance with Internet Gold of NIS 3.9 million ($920,000), which bears no interest.

Prior to this offering, we will enter into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of this offering, to request that we register under the Securities Act of 1933, as amended, some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. We are also not required to effect more than one demand registration during the first 12 months following this offering or more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than this offering and those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

Under the registration rights agreement we have agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. We will pay all expenses incident to any demand registration, and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

We have agreed that, for as long as Internet Gold is required to consolidate our results of operations and financial position or account for its investment in our company pursuant to the equity method of accounting, we will maintain the same fiscal year end and accounting periods as Internet Gold, and to the extent possible conform our financial presentation with that of Internet Gold. We have agreed to use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Internet Gold’s financial statements. We have also agreed to provide to Internet Gold and its independent auditors all information required for Internet Gold to meet its schedule for the filing and distribution of its financial statements and to make available to Internet Gold and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Internet Gold and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Internet Gold accounting policies and to notify and consult with Internet Gold regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

On December 31, 2006, we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd., as part of our internal restructuring for no consideration. In connection with the transfer, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. In September 2007, Smile.Media was named as one of a number of defendants in a purported class action suit in Israel, which alleges that Smile.Media as the operator of the P1000.co.il E-commerce site and the owners of the other five leading E-commerce sites in Israel fabricated online auction results. The total amount of the claim is unknown at this time. Internet Gold has agreed to hold us harmless in the event the class action is permitted to move forward and any liability is found and with respect to any other claims arising out of the transfer of the assets.

Internet Gold, Smile.Media and we have agreed to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We have also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

Prior to the closing of this offering, we will enter into an agreement with Internet Gold and Smile.Media under which we will provide each of Internet Gold and Smile.Media, at its request, with those communication services that it may wish to utilize at market prices. Smile. Media will agree to provide us, at our request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, our revenues from Internet Gold and Smile.Media were less than $10,000 in any of these periods.

Principal Shareholders

We are a wholly-owned subsidiary of Internet Gold, which is controlled by Eurocom Communications. After this offering, Internet Gold will own approximately 73.3% of our outstanding shares, assuming the underwriters do not exercise their over-allotment option to purchase up to 1,001,250 additional ordinary shares, and will own approximately 70.5% of our outstanding shares if the over-allotment option is exercised in full. Internet Gold has advised us that it currently intends to continue to hold all the ordinary shares it owns following this offering and thereby retain its controlling interest in us. However, Internet Gold and Eurocom Communications are not subject to any contractual obligation that would prohibit them from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares except that Internet Gold has agreed not to dispose of or hedge any of our ordinary shares for a period of 180 days after the date of this offering without the prior written consent of CIBC World Markets, subject to certain limitations and limited exceptions. See “Underwriting.”

Internet Gold is a public company, whose shares are listed on The NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which holds 58.0% of its ordinary shares, as of June 30, 2007. Eurocom Communications is controlled by Mr. Shaul Elovitch, our chairman and the chairman of the board of Internet Gold and Eurocom Communications. As a result, Mr. Shaul Elovitch will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval including the composition of our board of directors and the appointment and removal of officers, mergers or other business combinations involving us, acquisitions or dispositions of our assets, future issuances of our ordinary shares or other securities, our incurrence of debt, and payments of dividends on our ordinary shares.

Description of Share Capital

Share Capital

As of the date of this prospectus, our authorized share capital consists of 50,000,000 ordinary shares, each with a par value of NIS 0.1 per share, of which 18,370,000 shares are issued and outstanding.

Upon the closing of this offering, 25,045,000 ordinary shares will be issued and outstanding.

All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Dividend and Liquidation Rights

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus. Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend,. The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

Under the Israeli Companies Law, a dividend declaration must be approved by the board of directors and does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Upon completion of this offering, Internet Gold will not have different voting rights from the rest of our shareholders.

Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and in fulfilling his or her duties to the company and to other shareholders, must act in good faith and in a customary manner and refrain from abusing his or her power in the company, including, among other things, voting at general meetings of shareholders on: (i) an amendment to the articles of association; (ii) an increase in the company’s authorized share capital; (iii) a merger; and (iv) approval of actions and transactions which involve interests of office holders or interested parties that require approval at a general meeting of shareholders. A shareholder also has a general duty to refrain from oppressing the rights of other shareholders. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power relating to the company, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the laws applying to breach of contract will apply in view of the position of the breaching shareholder in the company, to a breach of the duty to act with fairness.

Limitations on the Rights to Own Ordinary Shares in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Election of Directors

Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. See “Management—Board of Directors and Officers.” Internet Gold, which is our controlling shareholder, is able to elect all our directors, except our outside directors. For information regarding the election of outside directors, see “Management—Board of Directors and Officers—Outside Directors.” All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

Regulations promulgated under the Communications Law require that our chief executive officer, any member of our board of directors holding an executive role, as well as a majority of the members of the board of directors, be citizens and residents of the State of Israel.

Annual and Extraordinary Meetings

Under the Israeli Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Israeli Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the nominated directors, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing certain disclosure and procedural requirements for proxy solicitations. However, we intend to distribute proxy material to our shareholders for our annual and extraordinary meetings and to provide them with an opportunity to participate in such meetings.

Quorum

The quorum required for any general meeting is the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time designated for the general meeting. If within half an hour from the time designated for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned meeting a quorum is not present, any number of shareholders present will constitute a quorum. However, if the general meeting was convened on the demand of shareholders, the adjourned meeting shall take place only if there are present at least the number of shareholders required to convene a general meeting under our articles of association (as discussed above).

An adjourned meeting that is convened on the demand of shareholders, may take place only if there are present at least the number of shareholders required to convene such a meeting.

A general meeting in which a quorum is present may resolve to adjourn the meeting, the discussion or the vote on a matter included in the agenda to such other time and place as it may determine. Only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.

Transfer of Ordinary Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded.

Modification of Class Rights

Under the Israeli Companies Law and our articles of association any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of our company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an ordinary resolution adopted at an extraordinary meeting of such class.

Limitations on the Rights to Own Ordinary Shares in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Anti-Takeover Provisions; Mergers and Acquisitions

Full Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or any class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court within three months after receipt of the offer to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Israeli Companies Law are met. This rule does not apply if there is already another shareholder who holds 25% or more of the voting rights at the company’s general meeting. Our parent, Internet Gold, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Israeli Companies Law. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. A tender offer is not required in the following circumstances: (i) the purchase was made in a private placement that was approved by the shareholders as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold 25% or more of the voting rights after purchasing shares from a person that held 25% or more of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a controlling shareholder, subject to certain limitation relating to the continuing of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

Material Corporate Governance Differences Between NASDAQ Marketplace Rules and Israeli Law

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. Below is a description of the material corporate governance differences between NASDAQ Marketplace Rules and Israeli law.

Distribution of Annual Reports

NASDAQ Marketplace Rules require a NASDAQ-listed company to make available to its shareholders an annual report containing audited financial statements of the company and its subsidiaries, which may be on Form 20-F, either: (i) by mailing the annual report to shareholders, or (ii) by posting the annual report to shareholders on or through the company’s website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the company’s annual report free of charge. Under Israeli law, an Israeli public company that is listed on an exchange in Israel only or that is dual listed on an exchange in Israel and outside of Israel, is not required to deliver its audited financial statements to its shareholders, but is required to file them with the Israeli Securities Authority via its distribution site (www.magna.isa.gov.il). However, an Israeli company that has offered its shares to the public outside of Israel only or is publicly traded on an exchange outside of Israel only, is required to distribute to those shareholders that are entitled to receive notice of general meetings of shareholders, audited financial statements and the auditor’s report with respect thereto at least 14 days before the date of the meeting, unless otherwise determined by the company’s articles of association. Under our articles of association, our shareholders are not entitled to receive notice of annual and special general meetings of shareholders other than by way of a publication of a notice in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership, and therefore, we are not required to distribute our audited financial statements to our shareholders. However, we intend to distribute proxy material to our shareholders residing outside of Israel for our annual and special general meetings and to provide them with an opportunity to participate in such meetings. We also intend to publish our annual reports on Form 20-F, containing our consolidated financial statements and auditor’s reports with respect thereto, on our website (www.012.net).

Independent Directors

NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on the board of directors (however, as a “controlled company,” within the meaning of such rules, we are exempt from such requirement). Under Israeli law companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors within the meaning of the Israeli Companies Law, and there is no requirement to maintain a majority of independent directors. See “Management—Board of Directors and Officers.”

Executive Sessions

Under NASDAQ Marketplace Rules independent directors must have regularly scheduled meetings at which only independent directors are present, while under Israeli law independent directors are not required to hold executive sessions.

Compensation of Executive Officers

NASDAQ Marketplace Rules require that the compensation of the chief executive officer and other executive officers of a NASDAQ-listed company be determined, or recommended to the board of directors for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. However, as a “controlled company,” within the meaning of NASDAQ Marketplace Rules, we are exempt from such requirement. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exculpation, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company. See “Management—Approval of Related Party Transactions under Israeli Law.”

Nomination of Directors

Under NASDAQ Marketplace Rules, director nominees must either be selected, or recommended for the Board’s selection, either by: (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. However, as a “controlled company,” within the meaning of NASDAQ Marketplace Rules, we are exempt from such requirement. Under Israeli law, the board of directors and shareholders holding at least 1% of a company’s voting rights are authorized to recommend to the shareholders director nominees for election.

Quorum

Under NASDAQ Marketplace Rules, a quorum for any meeting of the holders of common stock may not be less than one-third of the outstanding shares of the company’s common voting stock. Under Israeli law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy or by written ballot who hold or represent, in the aggregate, at least 25% of the company’s voting rights. At a meeting adjourned for lack of a quorum, if there is not a legal quorum within half an hour of the scheduled meeting time, the meeting will be held with any number of participants unless the meeting has been convened upon a shareholder’s demand, in which case the required quorum shall consist of one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

Shareholder Approval

NASDAQ Marketplace Rules require that a NASDAQ-listed company obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

Israeli law does not require shareholder approval for the establishment or amendment of equity-based compensation plans, unless a director will be a beneficiary of the compensation plan. See “Management—Approval of Related Party Transactions under Israeli Law.” In addition, under Israeli law a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires shareholder approval. Also see “Description of Share Capital—Anti-Takeover Provisions; Mergers and Acquisitions.”

Transfer Agent and Registrar

We intend to appoint American Stock Transfer & Trust Company as the transfer agent and registrar for our ordinary shares that will be listed on The NASDAQ Global Market.

Listing

We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “SMLC”.

Registration Number

Our registration number with the Israeli Companies Registrar is 512832742.

Ordinary Shares Eligible for Future Sale

Upon completion of this offering, we will have 25,045,000 ordinary shares outstanding. The ordinary shares being sold in this offering will be freely tradable without restriction or registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining 18,370,000 ordinary shares will be held by Internet Gold and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

In general, under Rule 144, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of (i) 1% of the number of ordinary shares then outstanding, which will equal 25,045,000 ordinary shares immediately after this offering, or (ii) the average weekly trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us. Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

Notwithstanding the foregoing, Internet Gold has agreed with the underwriters not to dispose of or hedge any of its ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of CIBC World Markets, subject to certain limitations and limited exceptions.

Internet Gold has also undertaken to comply with the ownership requirements of the licenses we obtained from the Ministry of Communications in any sale, transfer or disposition of our ordinary shares.

Registration Rights

As described in “Related Party Transactions,” we will enter into a registration rights agreement with Internet Gold. We do not have any other contractual obligations to register our ordinary shares.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations. We do not believe that the political and security situation has had any material impact on our business to date; however, this situation may affect us in the future. Any future armed conflict, political instability or violence in the region may have a negative effect on those research and development activities that we conduct in Israel and may adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Military Service

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45, including many of our executive officers and employees in Israel, are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty free or at reduced tariffs.

Israel and the United States entered into a Free Trade Agreement, or FTA, in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the United States.

In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had such relations.

Israeli Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

General

The following discussion summarizes the material Israeli income tax consequences applicable to the purchase, ownership and disposition of our ordinary shares. This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income for the year 2005 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Ruling Issued by the Israeli Tax Authority

In order to effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, the Israeli Tax Authority, or the ITA, issued a ruling confirming that the transfer of the Communications Business from Internet Gold to us and the transfer of the P-1000 website from us to Smile.Media were not taxable at the time of transfer in accordance with Section 105 and 104B(f) of the Israeli Tax Ordinance. According to the ruling and the relevant provisions of the Israeli Tax Ordinance, the deferral of taxes as a result of these transactions is conditioned upon complying with the following terms through the end of 2008:

•	We are required to continue to operate the Communications Business;

•	We may not sell more than 50% of the assets that were transferred to us from Internet Gold;

•	Internet Gold may not sell ordinary shares constituting more than 10% of its holdings in us; and

•

We may not issue shares constituting more than 20% of our outstanding share capital, provided that we may issue up to 50% of our outstanding share capital as part of public offerings if Internet Gold continues to hold at least 50% of our ordinary shares.

Failure to comply with these conditions will cause the transactions to be taxable and the applicable taxes with respect to the deemed sale of the P-1000 website will be collected from us. In addition, in certain circumstances, the ITA may collect from us tax liabilities of Internet Gold.

The ruling and the relevant provisions of the Israeli Tax Ordinance limit our ability to utilize net operating losses. We can utilize net operating losses accrued prior to March 2006 only over a period of 5 years and in each year for not more than the lower of: (i) 20% of such accrued losses; or (ii) 50% of our taxable income in that year. In addition, we are precluded from deducting any expenses related to the reorganization, and, until the end of 2008, we cannot deduct losses in an amount equal to the fair market value of the P-1000 website.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index;

•	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

The Ministry of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Ministry of Finance made no such determination in respect of 2005.

The Israeli tax ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Ministry of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We believe that subsequent to this offering we may qualify as a “Foreign Investment Company” within the meaning of the Investments Law. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate as of January 1, 2006.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the Means of Control in the corporation) is 25%.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

A non-resident of Israel who receives dividends from which tax was fully paid is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provides otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire their shares prior to our initial public offering, (ii) the shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (iii) the provisions of the Inflationary Adjustments Law or section 130A of the ITO do not apply to such gain, and (iv) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

United States Federal Income Tax Considerations

In the opinion of Carter Ledyard & Milburn LLP, the following are the material United States federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders, each as defined below, with respect to acquisition, ownership and disposition of our ordinary shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. Unless otherwise stated, this summary addresses only the United States federal income tax consequences of holders that are U.S. Holders (as defined below) who acquire ordinary shares pursuant to this offering and who hold such ordinary shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of our ordinary shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (A)(i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of our ordinary shares that is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	banks, financial institutions, insurance companies and other financial services entities;

•	dealers or traders in stocks, securities or currencies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	holders that will hold ordinary shares through a partnership or other pass through entity;

•	partnerships (or entities treated as partnerships for U.S. federal income tax purposes);

•	persons that receive ordinary shares as compensation for the performance of services;

•	tax-exempt organizations;

•	persons that hold our ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated transaction;

•	individual retirement and other tax-deferred accounts;

•	certain former citizens and long-term residents of the U.S.;

•	U.S. Holders having a functional currency other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

Moreover, this discussion does not address the U.S. federal gift or estate tax or alternative minimum tax consequences of the acquisition, ownership and disposition of ordinary shares.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of ordinary shares.

All investors are urged to consult their tax advisors as to the particular tax consequences to them of acquiring, owning and disposing of our ordinary shares, including the effect and applicability of U.S. federal, state, local and foreign income and other tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required, for U.S. federal income tax purposes, to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, before reduction for any Israeli taxes withheld therefrom, to the extent such distributions are paid out of the company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” any distributions in excess of the company’s earnings and profits as determined under U.S. federal income tax principles will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed such tax basis, will be treated as capital gain. The company does not maintain calculations of its earnings and profits under U.S. federal income tax principles and, therefore, a U.S. Holder should expect that the entire amount of any distribution generally will be taxed as a dividend to such U.S. Holder.

Dividends paid in foreign currency such as NIS, including the amount of any Israeli taxes withheld therefrom, will be included in the U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are included in the U.S. Holder’s income. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that generally would be treated as ordinary income or loss for U.S. federal tax purposes. U.S. Holders should consult their tax advisors concerning the U.S. tax consequences of acquiring, owning and disposing of NIS.

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” noncorporate U.S. Holders may qualify for the lower rates of taxation (that is, a reduced maximum tax rate of 15 percent) with respect to dividends for taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements, and the absence of certain risk reduction transactions. However, such dividends will not qualify for the dividends-received deduction generally allowed to corporate U.S. Holders. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their tax advisors regarding the effect of these rules in their particular circumstances.

Any dividend income resulting from distributions paid to a U.S. Holder with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from a U.S. Holder’s taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning after December 31, 2006, any dividend that the company distributes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its tax advisor to determine whether and to what extent that purchaser would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale, exchange or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition and the holder’s adjusted tax basis in ordinary shares. U.S. Holders should consult their tax advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

With respect to noncorporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if the holder’s holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the Convention between the U.S. Government and the Government of Israel with Respect to Taxes on Income on the source of income.

The initial tax basis of a U.S. Holder’s ordinary shares will be the U.S. dollar value of the purchase price determined on the date of purchase. If ordinary shares are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of purchase. If a U.S. Holder converts U.S. dollars to a non-U.S. currency and immediately uses such currency to purchase ordinary shares, such conversion generally will not result in taxable gain or loss to such U.S. Holder.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to ordinary shares as determined on the settlement date. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder who receives NIS in connection with the sale of ordinary shares may elect the same treatment required of cash basis taxpayers, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss because of differences in the U.S. dollar value of the currency received on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss generally and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a “passive foreign investment company.” A non-U.S. corporation will be classified as a passive foreign investment company, for U.S. federal income tax purposes, for any taxable year in which, after applying certain look-through rules, either

•

75% or more of its gross income (including the pro rata share of the gross income of any company in which the company is considered to own 25% or more of the shares by value) consists of “passive income;” or

•

At least 50% of its gross assets, averaged over the year and generally determined based on fair market value (including the pro rata share of the assets of any company in which the company is considered to own 25% or more of the shares by value) produce, or are held for the production of, “passive income.”

For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities, certain gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

As we expect to derive more than 25% of our income each year from revenues from our broadband and traditional voice services, we believe that such income will be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Accordingly, such income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our gross assets each year), should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurances can be given that the Internal Revenue Service will accept this position.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our ordinary shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we expect that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2007. However, because passive foreign investment company status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will become a passive foreign investment company for the 2007 taxable year until after the close of the year. Moreover, we must determine our passive foreign investment company status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status determination. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a passive foreign investment company, but there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we were a passive foreign investment company, a U.S. Holder generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, ordinary shares.

If we were classified as a passive foreign investment company, a U.S. Holder could make a variety of elections that may alleviate certain of the tax consequences referred to above. If we agree to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, which may be made retroactively. under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We make no undertaking to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the tax consequences that would arise if the company were treated as a passive foreign investment company

Tax Consequences for Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and any gain realized on the sale, exchange or other disposition of, ordinary shares, unless:

•

Such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S., and, in the case of a qualifying resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or a fixed place of business in the U.S., or

•

In the case of gain realized on the sale, exchange or other disposition of ordinary shares, the Non-U.S. Holder is an individual who holds ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, and certain other conditions are satisfied.

Income or gain effectively connected with the conduct of a trade or business in the U.S. by a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of ordinary shares. Prospective purchasers of ordinary shares should consult their own tax advisors concerning the tax consequences of their particular situations.

Underwriting

We and Internet Gold have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Cowen and Company, LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of ordinary shares by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of ordinary shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ordinary shares set forth opposite its name below:

Underwriters	Number of Shares
CIBC World Markets Corp.
Cowen and Company, LLC
RBC Capital Markets Corporation
Thomas Weisel Partners LLC
Oppenheimer & Co. Inc.

Total	6,675,000

The underwriters have agreed to purchase all of the ordinary shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The ordinary shares should be ready for delivery on or about                     , 2007 against payment in immediately available funds. The underwriters are offering the ordinary shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the ordinary shares to other securities dealers at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the ordinary shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,001,250 additional ordinary shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase ordinary shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $            , the total proceeds to us will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total with Full Exercise of Over-Allotment Option
Per Ordinary Share	$		$
Total	$		$

We estimate that our total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, excluding the underwriting discount, will be approximately $1.7 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our executive officers and directors and Internet Gold have agreed to a 180 day “lock up” with respect to all ordinary shares that it beneficially owns. This means that, for a period of 180 days following the date of this prospectus, we, Internet Gold and such persons may not offer, sell, pledge or otherwise dispose of any ordinary shares without the prior written consent of CIBC World Markets Corp. The 180-days restricted period described above will be extended if:

•	during the last 17 days of the 180-days restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-days restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which events, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for the ordinary shares. The offering price for the ordinary shares has been determined by us and the representatives, based on the following factors:

•	The history and prospects for the industry in which we compete;

•	Our past and present operations;

•	Our historical results of operations;

•	Our prospects for future business and earning potential;

•	Our management;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of securities of generally comparable companies;

•	The market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	Other factors deemed to be relevant.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, as long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions. The underwriters may sell more shares of our ordinary shares in connection with this offering than the number of ordinary shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•

Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our ordinary shares may have the effect of raising or maintaining the market price of our ordinary shares or preventing or mitigating a decline in the market price of our ordinary shares. As a result, the price of the shares of our ordinary shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the ordinary shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the ordinary shares. These transactions may occur on The NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such preliminary prospectus. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-US Investors

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the ordinary shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any ordinary shares, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the ordinary shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of ordinary shares to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the issuer to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to the ordinary shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the ordinary shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such ordinary shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shall result in a requirement for the publication by issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the ordinary shares offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A (b) of the Securities Law 1968;

(e)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(f)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(g)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(h)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(i)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(j)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(k)	an entity, other than an entity formed for the purpose of purchasing ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the ordinary shares offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the ordinary shares offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the ordinary shares offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the ordinary shares offered hereby or distribution of copies of this prospectus or any other document relating to the ordinary shares offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the ordinary shares offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden.

Switzerland

The ordinary shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The issuer has not applied for a listing of the ordinary shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ordinary shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of ordinary shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in ordinary shares.

Legal Matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Shibolet & Co. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Herzog, Fox & Neeman. Herzog, Fox & Neeman provides and has provided legal advice to us concerning regulatory and employment matters.

Experts

The combined financial statements of 012 Smile.Communications Ltd. as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 have been included in this prospectus herein and in the registration statement, in reliance upon the report of Somekh Chaikin, independent registered public accounting firm, a member firm of KPMG International, and Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member firm of Ernst & Young Global appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The financial statements of 012 Golden Lines as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 have been included in this prospectus, and in reliance upon the report of Kost Forer Gabbay & Kasierer a member firm of Ernst & Young Global, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, appraised the assets and liabilities of 012 Golden Lines for inclusion in the combined balance sheet of 012 Smile.Communications Ltd. as of December 31, 2006.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Shibolet & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•

The judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel.

•	The foreign court is not prohibited by law from enforcing judgments of Israeli courts.

•	Adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence.

•	The judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel.

•	The judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties.

•	An action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

•	The obligations under the judgment are enforceable according to the laws of the State of Israel.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form F-l under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K material documents required to be published or that are published in Israel.

Somekh Chaikin	Telephone 972 3 684 8000
KPMG Millennium Tower	Fax 972 3 684 8444
17 Ha’arba’a Street, PO Box 609	Internet www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

012 Smile.Communications Ltd.

We have audited the accompanying combined balance sheets of 012 Smile.Communications Ltd. (hereinafter—the “Company”) as of December 31, 2006 and 2005, and the related combined statements of operations, changes in Parent Company investment and cash flows, for each of the years in the three-year period ended December 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of 012 Golden Lines Ltd. a combined subsidiary which statements reflect total assets constituting 35% of the total combined assets as of December 31, 2006. Those financial statements were audited by another independent registered public accounting firm whose report was furnished to us, and our opinion, insofar as it relates to amounts included for 012 Golden Lines, is based solely on the report of the other independent registered public accounting firm.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States.

The accompanying combined financial statements as of and for the year ended December 31, 2006 has been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the combined financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2 of the notes to the combined financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

July 10, 2007, except for Note 14 as to which the date is October 10, 2007

Somekh Chaikin, a partnership registered under the Israeli

Partnership Ordinance, is the Israeli member firm of KPMG

International, a Swiss cooperative.

012 Smile.Communications Ltd.

Combined Balance Sheets (in thousands)

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31		December 31 2006	June 30 2007	June 30 2007
	2005	2006
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$

Current assets
Cash and cash equivalents	–	37,987	8,940	47,518	11,183
Short-term investments	804	883	208	418	98
Trade receivables, net of allowance for doubtful accounts of NIS 5,261 and NIS 6,363 at December 31, 2005 and 2006, and NIS 7,122 at June 30, 2007 (Unaudited)	49,413	193,852	45,623	201,797	47,493
Parent Company receivable	–	325	76
Related parties receivables	1,543	2,012	474	6,037	1,421
Prepaid expenses and other current assets	8,734	21,920	5,159	23,441	5,517
Deferred taxes	2,159	3,445	811	5,417	1,275

Total current assets	62,653	260,424	61,291	284,628	66,987

Long-term trade receivables	–	2,951	694	1,800	424
Deferred taxes	17,331	15,650	3,683	16,219	3,817
Assets held for employee severance benefits	6,247	15,924	3,747	18,359	4,321
Property and equipment, net	31,980	155,367	36,566	157,204	36,998
Other assets, net	105,008	276,219	65,008	285,059	67,088
Other intangible assets, net	201	234,871	55,277	218,624	51,453
Goodwill	–	410,156	96,530	410,156	96,530

Total assets	223,420	1,371,562	322,796	1,392,049	327,618

Liabilities and Parent Company investment Current liabilities
Short-term bank credit	448	331,639	78,051	150,639	35,453
Current maturities of long-term obligations	35,139	11,497	2,706	6,607	1,555
Payables in respect of 012 acquisition	–	584,621	137,590	–	–
Accounts payables	8,859	149,020	35,072	183,837	43,266
Parent Company payables	593	–	–	3,910	920
Other payables and accrued expenses	18,662	66,322	15,609	79,045	18,603

Total current liabilities	63,701	1,143,099	269,028	424,038	99,797

Long-term liabilities
Debentures	–	–	–	426,726	100,430
Loan from the Parent Company	–	–	–	102,893	24,216
Long-term obligations	10,171	2,871	676	6,083	1,432
Long-term trade and other payables	–	1,365	321	6,904	1,624
Deferred taxes	–	49,855	11,732	49,145	11,566
Liability for employee severance benefits	13,011	29,823	7,019	31,253	7,356

Total long-term liabilities	23,182	83,914	19,748	623,004	146,624

Commitments and Contingencies (Note 17)

Parent Company investment	136,537	144,549	34,020	345,007	81,197

Total liabilities and Parent Company investment	223,420	1,371,562	322,796	1,392,049	327,618

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Operations

(in thousands except per share data)

				Convenience Translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$

Revenue*	182,215	244,376	343,086	80,745	158,090	551,298	129,748

Cost and operating expenses:
Cost of revenue**	77,295	136,856	224,565	52,851	101,700	387,352	91,163
Selling and marketing	66,235	60,595	59,864	14,089	30,354	78,168	18,397
General and administrative	17,389	22,859	22,921	5,394	11,301	26,524	6,242
Impairment and other charges	–	–	10,187	2,398	–	1,907	449

Total operating expenses	160,919	220,310	317,537	74,732	143,355	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	14,735	57,347	13,497
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188

Income before income taxes	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925

Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980

Earnings (loss) per share
Basic and diluted earnings per share (in NIS)	0.78	0.64	(0.11)	(0.03)	0.45	1.15	0.27

Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000

*	Includes revenues from related parties of NIS 1,870, NIS 2,541 and NIS 2,496 for the year ended December 31, 2004, 2005 and 2006, respectively and NIS 1,014 and NIS 1,953 for the six month periods ended June 30, 2006 and 2007, respectively.

**	Includes cost of revenue from related parties of NIS (113), NIS (175) and NIS 62 for the year ended December 31, 2004, 2005 and 2006, respectively and NIS (284) and NIS (126) for the six month periods ended June 30, 2006 and 2007, respectively.

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Statements of Changes in Parent Company Investment

	Share capital		Parent Company Investment	Retained Earnings	Total	Convenience translation into US dollars (Note 2)
	Number of Shares	Amount
	NIS 0.1 par value	NIS in thousands				US$ in thousands

Balance as of January 1, 2004	18,370,000	1,837	3,803	–	5,640

Changes during 2004:
Net income	–	–	–	14,389	14,389
Capital return to Parent Company	–	–	–	(14,389)	(14,389)
Contribution from Parent Company	–	–	81,212	–	81,212

Balance as of December 31, 2004	18,370,000	1,837	85,015	–	86,852

Changes during 2005:
Net income	–	–	–	11,752	11,752
Capital return to Parent Company	–	–	–	(11,752)	(11,752)
Contribution from Parent Company	–	–	49,685	–	49,685

Balance as of December 31, 2005	18,370,000	1,837	134,700	–	136,537	32,134

Changes during 2006:
Net income (loss)	–	–	–	(2,032)	(2,032)	(479)
Contribution from Parent Company	–	–	8,012	2,032	10,044	2,364

Balance as of December 31, 2006	18,370,000	1,837	142,712	–	144,549	34,019

Changes during the period (unaudited):
Net income	–	–		21,161	21,161	4,980
Contribution from Parent Company	–	–	179,297	–	179,297	42,198

Balance as of June 30, 2007 (unaudited)	18,370,000	1,837	322,009	21,161	345,007	81,197

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Cash Flows (in thousands)

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007 (as restated)*
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$

Cash flows from operating activities:
Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Deferred taxes	(18,010)	2,525	(94)	(22)	43	(3,251)	(855)
Accrued interest on debentures						7,176	1,689
Increase (decrease) in allowance for doubtful accounts	(203)	375	1,102	260	602	759	179
Increase (decrease) in employee severance benefits, net	1,248	992	(135)	(31)	(686)	(1,005)	(237)
Gain on disposition of property and equipment	(413)	(188)	–	–
Impairment and other charges	–	–	8,202	1,930	–	–	–
Exchange rate difference on long-term obligations	1,434	3,948	(1,361)	(320)	(540)	1,620	381
Changes in short-term investments	–	(804)	(79)	(19)	(460)	465	109
Changes in assets and liabilities, net of effects of acquisitions:
Trade receivables including non current portion	(10,773)	(11,663)	(8,489)	(1,998)	(885)	(7,553)	(1,778)
Prepaid expenses and other current assets	3,635	(3,617)	(364)	(86)	442	(4,256)	(1,002)
Other assets, net	(1,407)	(477)	1,234	290	(6)	(127)	(29)
Accounts payable	7,820	(11,453)	18,947	4,459	8,789	31,197	7,342
Parent company payables, net	201	402	(918)	(216)	(2,506)	3,581	843
Other payables and accrued expenses	546	4,330	659	155	3,017	13,893	3,270

Net cash provided by operating activities	17,971	18,941	38,105	8,968	27,676	118,778	27,954

Cash flows from investing activities:
Purchase of property and equipment and other assets	(20,704)	(14,098)	(11,175)	(2,630)	(6,593)	(25,245)	(5,941)
Proceeds from sales of property and equipment	1,046	516	–	–	–	–	–
Purchase of a subsidiary company, net of cash acquired	–	–	(5,118)	(1,205)	–	(584,621)	(137,590)

Net cash used in investing activities	(19,658)	(13,582)	(16,293)	(3,835)	(6,593)	(609,866)	(143,531)

*	As discussed in Note 1, on December 31, 2006, the Company completed the acquisition of 012 Golden Lines Ltd. for a total consideration of NIS 598,422. The majority of the consideration for the acquisition was paid in January 2007 and March 2007 subsequent to the acquisition date. Amounts have been revised and the accompanying financial statements restated to reflect the payment of NIS 584,621 made in respect of the acquisition of 012 Golden Lines Ltd. as part of Net cash used in investing activities. Such amount has been reclassified out of Other payables and accrued expenses and into Purchase of a subsidiary company, net of cash acquired. Amounts for Other payables and accrued expenses, Net cash provided by operating activities, Purchase of a subsidiary company, net of cash acquired and Net cash used in investing activities for the six months ended June 30, 2007 were NIS (570,728), NIS (465,843), NIS 0 and NIS (25,245), respectively.

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Cash Flows (in thousands) (cont’d)

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$

Cash flows from financing activities:
Changes in short-term bank credit	(34,658)	(2,611)	41,552	9,779	(446)	(181,000)	(42,598)
Shareholders loans						100,640	23,686
Payments in respect of long-term finance arrangement	(30,487)	(40,681)	(35,421)	(8,336)	(21,028)	(22,097)	(5,201)
Issuance of debentures, net of issuance expense	–	–	–	–	–	423,779	99,735
Capital return to Parent Company	(14,389)	(11,752)	–	–	(8,323)	–	–
Contribution from Parent Company	81,212	49,685	10,044	2,364	8,714	179,297	42,198

Net cash provided by (used in) financing activities	1,678	(5,359)	16,175	3,807	(21,083)	500,619	117,820

Changes in cash and cash equivalents	(9)	–	37,987	8,940	–	9,531	2,243
Cash and cash equivalents at beginning of the year	9	–	–	–	–	37,987	8,940

Cash and cash equivalents at end of year	–	–	37,987	8,940	–	47,518	11,183

Supplemental information:
Interest paid	247	214	382	90	103	8,182	1,926

Taxes paid	–	–	–	–	–	–

Non-cash investing activities:
Acquisition of property and equipment and other assets on credit	69,920	–	7,545	1,776	248	12,172	2,865

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1—General

012 Smile.Communications Ltd. (hereinafter “the Company”) is a wholly owned subsidiary of Internet Gold—Golden Lines Ltd. (“IGLD” or “the Parent Company”), a publicly traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company commenced operations in 2000.

The Company is a communication services provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communication services providers, or carriers.

On December 31, 2006, the Company acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total consideration of approximately NIS 598.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007.

In addition, subsequent to the acquisition, the Company and 012 Golden Lines Ltd. (hereafter “012”) filed a request for a statutory merger of the two companies. Upon the completion of the statutory merger, all of the assets and liabilities of 012 will be merged into the Company and 012 will cease to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007. The statutory merger is contingent on being authorized as a tax free merger by the Israeli Tax Authorities. Such authorization is expected to be received during 2007.

On December 31, 2006, the Company and IGLD signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of IGLD (the “Communication Business”) to the Company. On May 9, 2007, the transfer was authorized as a tax free transfer by the Israeli Tax Authorities.

The combined financial statements include the Company and its subsidiaries as well as certain assets, liabilities and related operations not owned by the Company during the reported periods which were transferred to the Company (the “Contribution”) by IGLD. The combined statements of operations include the historical results of the Communication Business within IGLD that were transferred to the Company. Because no direct ownership relationship existed among all the various units comprising the Communication Business and the Company, IGLD’s net investment in the Company is shown in lieu of shareholders’ equity in the combined financial statements.

Subsequent to the transfer of the Communication Business, IGLD and the Company entered into a series of supply and services agreements, pursuant to which IGLD and the Company provide a variety of services to each other. These services include distribution of certain of IGLD’s products, facilities, administrative and accounting services. Charges for these services are calculated based on the nature of the service involved (see Note 16).

Note 2—Reporting Principles and Accounting Policies

Basis of presentation

The combined financial statements are prepared in accordance with generally accepted accounting principles in the Untied States of America (“US GAAP”).

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Basis of presentation (cont’d)

The combined financial statements have been derived from the financial statements and accounting records of IGLD using the historical results of operations and historical basis of the assets and liabilities of the Communication Business. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s future results of operations, financial position and cash flows, or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. The combined financial statements include allocations of certain of IGLD’s corporate headquarters assets, liabilities and expenses directly relating to the Communication Business that were transferred to the Company from IGLD. In addition, general corporate overhead has been allocated to the Company either based on the ratio of the Communication’s costs and expenses to IGLD total costs and expenses or based on the Communication’s revenue as a percentage of IGLD’s total revenue.

General corporate overhead primarily includes cash management, legal, accounting, insurance, public relations, advertising and data services and amounted to NIS 2,093, NIS 2,478, NIS 3,452, NIS 2,005 and NIS 2,760 for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, respectively. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

IGLD uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Communication Business are transferred to IGLD on a regular basis and are netted against the Parent Company investment account. As a result, none of IGLD’s cash, cash equivalents or debt at the corporate level have been allocated to the Company in the combined financial statements. Cash and cash equivalents in the combined financial statements represents amounts held by the Company. Changes in the Parent Company investment represent IGLD’s contribution of its net investment after giving effect to the net income of the Company plus net cash transferred to or from IGLD.

The Company began accumulating its retained earnings from January 1, 2007, following the date on which IGLD transfer to the Company of all of the assets and liabilities relating to the Company’s business.

The Company’s income taxes are calculated on a separate tax return basis. Certain payments for income taxes of the Communication Business historically have been offset against IGLD’s tax losses and do not necessarily reflect what the Communication Business would have paid had it been stand-alone entity. The tax expense amounts shown in the combined statements of income have been calculated based on management’s estimate of what the Communication Business may have incurred had it been separate entity.

The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of the Communication Business in the future or what they would have been had it been a separate, stand-alone entity during the years presented.

The unaudited interim combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. Accordingly, they do not include certain information and note disclosures required by generally accepted accounting principles for annual financial reporting and should be read in conjunction with the combined financial statements and notes thereto included in the Annual

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Basis of presentation (cont’d)

Combined Financial Statements of the Company for the fiscal year ended December 31, 2006. All information included in the notes to the combined financial statements as of June 30, 2007 and for the six months ended June 30, 2007 is unaudited.

The unaudited interim financial statements reflect all adjustments (of a normal and recurring nature) which management considers necessary for a fair presentation of the results of operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Reporting principles

The functional currency of the Company is the local currency, New Israeli Shekels (“NIS”). The Company prepares and presents its financial statements in NIS.

Transactions and balances denominated in NIS are presented at their original amounts.

Transactions and balances, not denominated in NIS, have been remeasured into NIS in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (FASB).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the combined statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

Effect of changes in foreign currency exchange rates:

	December 31 2004		December 31 2005	December 31 2006		June 30 2007
Exchange rate of US$ in NIS	4.308		4.603	4.225		4.249
Change of exchange rate of US$ in %	(1.6%	)	6.9%	(8.2%	)	0.6%

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable and the determination of the allowance for doubtful accounts, the allocation of corporate overhead, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, and the valuation and useful life of its long-lived assets. Actual results may differ from those estimates.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Convenience translation

For the convenience of the reader, the reported NIS figures as of and for the year ended December 31, 2006 and as of and for the six month period ended June 30, 2007 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as published by the Bank of Israel as of June 30, 2007 (NIS 4.249 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter—$) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Principles of Combination and Consolidation

The combined financial statements include the Communication Business’ activities together with majority-owned or otherwise controlled subsidiaries of IGLD. All material intercompany transactions and balances between and among the Communication Business and the Company have been eliminated. Transactions between the Communication Business and other members of the IGLD Group are included in these financial statements. The Company includes the results of operations of 012 starting from the date of acquisition by the Company.

Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information available to the management of the Company about specific customers.

Property and equipment

Property, plant and equipment are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalized certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property and equipment” in the combined balance sheets. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company impaired and wrote-off the majority of its capitalized software development cost for internal use which was under development at that time.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Property and equipment (cont’d)

Annual depreciation rates are as follows:

%
Network equipment and computers	15–33
Furniture and office equipment	6–15
Motor vehicles	15
Leasehold improvements	Shorter of the lease term or the useful life of the asset (mainly 10)

Other assets, net

Other assets, net consist of licenses, right of use (ROU) of international fiber optic cables, and prepaid expenses. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which range from 5 months to 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option as well. The useful lives were revised in light of the Company’s and 012’s successful broadband and traditional voice service offering, and the lack of any genuine alternative technologies that have emerged to support these services other than the existing fiber optic cables. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on new inflows of such assets. Accordingly, no specific forecasts can be made with respect to future trends. This led to a decrease of NIS 5,022 in the amortization expenses for the period of six months ended June 30, 2007.

Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Prepaid expenses also include commissions paid to a bank for a guarantee to the Ministry of Communication in Israel related to the international telephone service license and is amortized over the term of the guarantee.

Intangible assets and long-lived assets other than goodwill

Intangible assets other than goodwill and customer relationships are carried at cost less accumulated amortization. Intangible assets other than customer relationships are generally amortized on a straight-line basis over the useful lives of the respective assets, generally 8 to 20 years. Customer relationships are amortized over 8-10 years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Intangible assets and long-lived assets other than goodwill (cont’d)

recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charges were recorded during 2004 and 2005. In 2006 as result of the 012 Acquisition, the Company wrote-off certain redundant capitalized software for internal use in the amount of NIS 8.2 million.

Goodwill and indefinite lived intangible assets

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level (operating segment or one level below an operating segment) and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets”. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

The Company has established December 31 as its annual impairment testing date. No impairment charges were recorded in any of the reporting periods for goodwill and indefinite lived intangible assets.

Revenue recognition

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

For traditional voice services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a period is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to the customers, are recognized as revenue.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband and dial-up access, as deferred revenue until such related services are provided.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Revenue recognition (cont’d)

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and when all other revenue recognition criteria are met. Consideration for services is recognized as services revenue, when earned.

The Company reports any taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and a customer on a net basis (excluded from revenues).

Advertising costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to NIS 40.4 million, NIS 27.2 million, NIS 29 million, NIS 14.1 and NIS 24.2 for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, respectively.

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), which requires use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

Earnings per share

Basic income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share (“Diluted EPS”) give effect to all potential dilutive ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants would be computed using the treasury stock method. During the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007 there were no outstanding stock options or warrants.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Financial instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2005 and 2006 and the six month period ended June 30, 2007, the carrying amounts of cash and cash equivalents approximate their fair values, due to the short-term maturities of these instruments. With regard to non-current financial assets and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

Derivative financial instruments

The Company uses derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting according to SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”. Any changes in the fair value are recognized in operations in the period of change arising from such derivatives are recognized in the statements of operations.

The Company enters into commercial contracts (mainly for operating leases of premises) in which a foreign currency derivative instrument is “embedded” within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period in the statement of operations.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and trade receivables. Cash and cash equivalents are maintained at financial institutions in Israel. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these investments. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or for more than 10% of the Company’s accounts receivable.

Recent accounting pronouncements

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 2—Reporting Principles and Accounting Policies (cont’d)

Recent accounting pronouncements (cont’d)

balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not impact the results of operations or the Company’s financial position for any period presented.

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Additional disclosures required under FIN 48 are included in Note 15G.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The Company is currently evaluating how the adoption of this standard may affect its combined financial statements.

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its combined results of operations and financial condition.

Note 3—Acquisitions

As at December 31, 2006, the Company acquired 100% of the outstanding share capital of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% since the dates the agreements were signed.

On July 25, 2006, the Company signed an agreement for the acquisition of 60% of the issued share capital of 012; the acquisition was subject among other things to the regulatory approval of the Israeli Anti Trust Commission. On December 20, 2006, an amendment to the aforementioned agreement was executed, according

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 3—Acquisitions (cont’d)

to which the Company acquired an additional 37.72% of the issued share capital of 012. In addition, in December 2006, a share purchase agreement was signed between the Company and a minority interest shareholder in 012 (hereinafter: “Mirabline”) for the purchase of the remaining 2.28% of the issued share capital of 012. The Company also agreed that upon a successful completion of a public offering of the Company, Mirabline will be entitled to receive additional consideration which will be calculated by multiplying a factor of 1.28% by the excess of the value of the Company in the public offering over $200 million.

The acquisition date was determined to be the closing date, December 31, 2006, when all required approvals for the acquisition including the antitrust commission and all debtors and others were obtained.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

The assets and liabilities of 012 have been appraised for inclusion in the balance sheet based on their fair value which were determined based on a third party valuation expert, BDO Ziv Haft Consulting Management Ltd., as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may results in an adjustment of goodwill.

The purchase price allocation for the 012 acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 3—Acquisitions (cont’d)

The following table summarizes the preliminary estimated fair values of the 012 assets acquired and liabilities assumed and related deferred income taxes as of December 31, 2006, the acquisition date.

		Convenience translation into US Dollars (Note 2)
	012	012
	NIS	US$

Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Licenses acquired will be amortized over the contractual term of the license (20 years).

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 3—Acquisitions (cont’d)

The following unaudited pro forma consolidated results of operations assume that the acquisition of 012 was completed as of January 1 for each of the periods shown below.

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	Year ended December 31		Year ended December 31 2006	Six months period ended June 30 2006	Six month period ended June 30 2006
	2005	2006
	NIS	NIS	US$	NIS	US$

Revenues	868,990	1,038,450	244,399	486,363	114,465

Net income (loss) from continuing operations	(2,126)	(21,617)	(5,088)	409	96

Net income (loss)	768	(16,835)	(3,962)	2,606	613

Earnings (loss) per share—basic and diluted in NIS	0.04	(0.92)	(0.22)	0.14	0.03

The unaudited pro forma information presents the combined operating results of the Company and 012, with the results prior to the acquisition date adjusted to include the pro forma impact of: the adjustment of amortization of intangible assets and depreciation of property and equipment based on the purchase price allocation; and the adjustment of interest expense reflecting the interest incurred to finance the acquisition of 012.

The unaudited pro forma basic and diluted earnings per share for 2005 and 2006 and for the six month ended June 30, 2006, are based on the basic and diluted weighted average shares of the Company.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated and for per share data)

Note 3—Acquisitions (cont’d)

The following table reconciles the total cash considerations for the 012 acquisition to the total amount of cash paid, net of cash acquired, as presented in the statement of cash flows for the year ended December 31, 2006:

		Convenience translation into US Dollars (Note 2)
	NIS	US$
Working capital acquired except for cash and cash equivalents	(305,806)	(71,971)
Payables in respect of the 012 Acquisition (paid subsequent to December 31, 2006)	(584,621)	(137,590)
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Other intangible assets	237,102	55,802
Goodwill	410,156	96,530
Other long-term assets	2,951	694
Deferred tax liabilities, net	(50,344)	(11,848)
Long term liabilities, net	(8,635)	(2,033)

Cash paid for the 012 Acquisition, net of cash acquired	5,118	1,204

Note 4—Property and Equipment, Net

Property and equipment consists of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$
Network equipment and computers	86,264	199,610	46,978	217,332	51,149
Furniture and office equipment	24,328	29,872	7,030	31,839	7,493
Motor vehicles	612	848	200	850	200
Leasehold improvements	9,875	25,404	5,979	34,578	8,138

	121,079	255,734	60,187	284,599	66,980
Less—accumulated depreciation and amortization	89,099	100,367	23,621	127,395	29,982

	31,980	155,367	36,566	157,204	36,998

For the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 12,628, NIS 13,840, NIS 12,192, NIS 6,976 and NIS 27,028 of depreciation and amortization expense on property and equipment, respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 5—Other Intangible Assets, Net

Consists of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$

Customer relationships	302	144,859	34,092	144,859	34,092
Intangible assets not subject to amortization—Brand names	–	90,213	21,232	90,213	21,232

	302	235,072	55,324	235,072	55,324
Less—accumulated amortization expenses	101	201	47	16,448	3,871

	201	234,871	55,277	218,624	51,453

For the year ended December 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 101, NIS 101, NIS 100, NIS 49 and NIS 16,247 of amortization expenses on intangible assets.

The expected amortization expenses for identifiable intangible assets for the next five years are as follows:

NIS
2007	32,394
2008	27,735
2009	23,337
2010	18,952
2011	15,201

Note 6—Goodwill

The changes in the carrying amount of goodwill for the reported periods are as follows (in thousands):

		Convenience translation into US dollars (Note 2)
	NIS	US$

Balance as of January 1, 2006	–	–
Acquisitions	410,156	96,530
Balance as of December 31, 2006	410,156	96,530

Balance as of June 30, 2007 (unaudited)	410,156	96,530

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 7—Other Assets, Net

Composition

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$

ROU of international fiber optic cables	118,143	297,202	69,946	316,540	74,498
Licenses for telecommunication services	1,504	4,031	949	4,031	948
Other	2,699	1,465	345	2,810	661

	122,346	302,698	71,240	323,381	76,107
Less—accumulated amortization	17,338	26,479	6,232	38,322	9,019

	105,008	276,219	65,008	285,059	67,088

For the year ended December 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 6,876 NIS 8,878, NIS 9,141, NIS 4,362 and NIS 11,843 of amortization expenses on other assets.

The expected amortization expenses for other assets will be NIS 23,400 for each of the next five years.

Note 8—Short-Term Bank Credit

The short-term bank credit comprised of a revolving lines of credit that bears interest at a weighted average rate of 5.8% as of December 31, 2006, and at an annual rate ranging from 4.6% to 4.75% and an average rate of 4.65% as of June 30, 2007.

The Company’s credit lines as of December 31, 2006, were subject to financial covenants that were revised in 2007 to require that the parent company’s holdings in the Company will not be less than 51%.

As of December 31, 2006 and June 30, 2007, the Company was in compliance with its financial covenants and its unutilized portion of the lines of credit amounted to NIS 44.8 million and NIS 123.4 million, respectively.

The Company committed to the banks from which it received the above lines of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006 and June 30, 2007, amounts to approximately NIS 290 million and NIS 90 million, respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 9—Debentures (Unaudited)

A.	Issuance of debentures

During the period of March 2007 to May 2007, the Company issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 5.85%, which will decrease after the debentures are listed for trading in the Tel Aviv Stock Exchange, to an annual interest that will be no higher than 4.75% and no lower than 4.25%, according to the rate determined in a tender.

The debentures have the following terms:

•

The Company is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

•	The Company is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

•

The Company will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

•

The Company is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

•

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

a.	The winding-up, dissolution or liquidation of the Company.

b.	Non-payment by the Company of the amounts required according to the terms of the debentures.

c.	A foreclosure is imposed on the Company’s principal assets.

d.	Breach of a material provision of the debentures.

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures.

In addition, according to the terms of the debentures, until the listing of the debentures for trading:

•

The holders of the debentures are entitled to demand the immediate redemption or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in each of the following events:

a.	The debentures are awarded a credit rating lower than “A1”.

b.	Eurocom Communications—the controlling shareholder of the Parent Company is no longer the controlling shareholder of IGLD.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 9—Debentures (Unaudited) (cont’d)

•	A repayment of another series of debentures of a material amount also constitutes a right for immediate redemption for the holders of the debentures.

If the series is not listed for trading on the Tel Aviv Stock Exchange prior to December 5, 2007, regardless of the above, the holders of the debentures will be entitled during the period of December 5, 2007 until December 31, 2007 to demand the immediate redemption of the debentures. Starting January 1, 2008, the holders of the debentures will no longer be entitled to demand redemption of the debentures as result of the series not being listed for trading on the Tel Aviv Stock Exchange.

B.	In August 2007, the Company entered into a credit line facility with an Israeli Bank in the amount of NIS 425 millions. This credit facility will allow the Company to refinance any debentures that will be redeemable by the holders of the debentures during the period of December 5, 2007 until December 31, 2007. As a result of the credit line facility obtained in August 2007 and pursuant to the provisions of FAS No. 6 “Classification of short term obligations expected to be refinanced”, the Company presented the debentures as a long-term liability as of June 30, 2007.

Under the terms of the credit facility, the Company is entitled to draw up to NIS 425 millions until January 1, 2008. Amounts drawn until that date will be available for a period of 5 years and may not be repaid prior to January 1, 2009.

C.	Aggregate maturities are as follows:

June 30 2007
Unaudited
NIS
2007	–
2008	–
2009	53,125
1010	53,125
1011 and thereafter	318,750

Note 10—Loan from Parent Company

In 2007, the Company received a loan from IGLD. The loan bears annual interest at the prime rate as published by the Bank of Israel (5% at June 30, 2007). However IGLD and the Company have agreed that the due date will not be prior to October 1, 2008. In addition, under the terms of the debentures the repayment of this loan is subject to the Company meeting certain financial covenants, see Note 9.

Balance outstanding as of June 30, 2007 (Unaudited) is as follows:

		Convenience translation into US Dollars (Note 2)
	NIS	US$
Loan from Parent Company	102,893	24,216

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 11—Accrued Severance Liability

Pursuant to Israeli severance pay laws, the amount of Company’s liability to its Israeli employees is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The assets held for employee severance include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007 were approximately NIS 2,295, NIS 2,590, NIS 2,705, NIS 1,454 and NIS 3,300, respectively.

Note 12—Long-Term Obligations

Composition:

				Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	Interest rate	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
					Unaudited	Unaudited
		NIS	NIS	US$	NIS	US$
Long-term finance arrangement (US$ denominated) see Note 17	*LIBOR +0.5%	45,310	14,368	3,400	12,690	2,987
Less: current maturities		(35,139)	(11,497)	(2,724)	(6,607)	(1,555)

		10,171	2,871	676	6,083	1,432

*	The LIBOR rate ranges from 3.1% to 4.8% for the reported periods.

Aggregate maturities are as follows:

	December 31 2006	June 30 2007
		Unaudited
	NIS	NIS
2007	11,497	6,607
2008	2,871	6,083

	14,368	12,690

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 13—Other Payables and Accrued Expenses

Consist of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$
Provision and accrued expenses	8,454	36,868	8,677	36,660	8,628
Employee and payroll accruals	7,221	18,306	4,308	17,144	4,035
Government authorities and tax payable	1,720	5,621	1,323	23,101	5,437
Derivative financial instruments	1,267	3,927	924	868	204
Advance from customers	–	1,600	377	1,272	299

	18,662	66,322	15,609	79,045	18,603

Note 14—Share Capital

All ordinary share and per share data included in these financial statements have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of shares discussed below.

In September 2007 and on October 10, 2007, subsequent to the balance sheet date, the shareholders’ meeting of the Company resolved certain decisions regarding the share capital of the Company, which resulted in the following:

1)	Reorganizing the share capital so that each ordinary share of NIS 1 par value would be split into 10 ordinary shares of NIS 0.1 par value.

2)	Increasing the authorized share capital from 1,380,000 ordinary shares of NIS 0.1 par value to 50,000,000 ordinary shares of NIS 0.1 par value.

3)	Issuing 16,715,860 fully paid shares of NIS 0.1 par value to the Parent Company in respect of the contribution of the assets and liabilities of the Communication Business which were not previously owned by the Company.

4)	Allotting 554,140 fully paid dividend shares of NIS 0.1 par value to the Parent Company.

Following the consummation of the above transactions, the Company has 18,370,000 ordinary shares of NIS 0.1 par value issued and fully paid.

Note 15—Income Taxes

A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (hereinafter—the Law), in real terms, in order to calculate taxation on

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 15—Income Taxes (cont’d)

A.	Adjustments for inflation (cont’d)

inflationary earnings after taking into account the changes in the Israeli Consumer Price Index. The Laws effective as from the 1985 tax year. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the tax laws is not in accordance with U.S. GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

B.	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order)—2005” (hereinafter—2005 Amendment). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. The current taxes and the deferred tax balances as of December 31, 2005 and 2006 and June 2007 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

C.	Neither the Company nor its subsidiaries received any final tax assessments since incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including 2002 tax year may be regarded as final.

D.	The income tax expense (benefit) presented in the statement of operations are as follow:

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$

Current taxes	8,331	6,857	10,399	2,447	4,057	15,108	3,556
Deferred taxes	40	115	(84)	(19)	43	(2,682)	(631)

	8,371	6,972	10,315	2,428	4,100	12,426	2,925

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 15—Income Taxes (cont’d)

E.	A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate to the actual income tax provision is as follows:

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$
Income before income tax as per income statements	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Primary tax rate	35%	34%	31%	31%	31%	29%	29%

Tax calculated according to primary tax rate	7,966	6,366	2,568	604	3,851	9,740	2,292
Increase (decrease) in tax resulting from:
Permanent differences in respect of losses on hedge transactions	–	–	5,000	1,177	–	–	–
Non-deductible expenses	261	412	278	65	139	781	184
Effect of change in tax rate	404	486	139	33	139	545	128
Changes in valuation allowance	–	–	2,600	611	–	125	30
Inflationary adjustments and other differences	(260)	(292)	(270)	(62)	(29)	1,235	291

Income tax expense	8,371	6,972	10,315	2,428	4,100	12,426	2,925

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 15—Income Taxes (cont’d)

F.	Deferred taxes consist of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$

Deferred tax assets:
Provision for employee benefits, net	2,219	4,928	1,160	4,947	1,164
Allowance for doubtful debts	1,631	3,680	866	3,630	855
Tax loss and capital loss carryforward	15,640	19,811	4,663	19,944	4,694
Property and equipment and other assets, net	–	3,002	707	3,435	808
Other	–	386	90	–	–

Total gross total deferred tax assets	19,490	31,807	7,486	31,956	7,521
Valuation allowance	–	(3,600)	(847)	(3,725)	(877)

Net deferred tax assets	19,490	28,207	6,639	28,231	6,644
Deferred tax liabilities:
Intangible asset	–	58,967	13,877	55,740	13,118

Total gross deferred tax liabilities	–	58,967	13,877	55,740	13,118

Net deferred tax assets (liabilities)	19,490	(30,760)	(7,238)	(27,509)	(6,474)

All income before income tax expenses are from Israeli sources.

As of December 2006 and June 2007, the Company has historical operating loss carryforwards for tax purposes of approximately NIS 59,000 and a capital loss carryforward of NIS 8,300 and the Company’s subsidiaries have operating losses carryforwards for tax purposes approximately NIS 5,936. These operating loss carryforwards are linked to the Israeli Consumer Price Index and have no expiry date.

The Company’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards.

In assessing the need for a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance against the deferred tax assets of the Company’s capital loss carryforwards and its subsidiary’s operating loss carryforwards.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 15—Income Taxes (cont’d)

G.	Accounting for Uncertainty in Income Taxes (unaudited)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company adopted the provisions of FIN 48 as of January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2007, the Company had unrecognized tax benefits of approximately NIS 7.6 million, of which NIS 5.0 million would result in a reduction of the Company’s effective tax rate. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the six-month period ended June 30, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel only. As of January 1, 2007, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2006.

Note 16—Related Parties

A.	Related party transactions and balances

Related parties are comprised of the Parent Company and principal shareholders of the Parent Company (holders of 10% and above of the Parent Company’s share capital), their subsidiaries and affiliates as well as affiliates of the Company.

The Company and the Parent Company and its subsidiaries are engaged in transactions with each other in the ordinary course of their respective businesses at regular commercial terms.

All related party balances appear within the Due (to) from related party balances and the Parent Company payables.

The Company conducts transactions with additional related parties other than the Parent Company and its subsidiaries, as detailed below:

(a)	Sale of communication services to related parties.

(b)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 16—Related Parties (cont’d)

A.	Related party transactions and balances (cont’d)

(c)	Rental of certain office premises from a related party.

(d)	Advertising through related parties.

B.	Balances due to related parties in the balance sheets as follows:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
				Unaudited	Unaudited
	NIS	NIS	US$	NIS	US$
Current Assets
Parent Company receivables	–	325	76	–	–

Related parties receivables	1,543	2,012	474	6,037	1,421

Current liabilities
Parent Company payables	593	–	–	3,910	920

C.	Average outstanding Parent Company balances

For the year ended December 31, 2005 and 2006 and the six month period ended June 30, 2007, net outstanding balances presented in balance sheet as Parent Company payables were NIS 433 for 2005 and NIS 498 as a Parent Company receivable for 2006 and 5,909 as payables for the six months ended June 30, 2007. No interest expenses were charged on these balances during these periods.

D.	Related party transactions were reflected in the statements of operations as follows:

			Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31		Year ended December 31	Six month period ended June 30		Six month period ended June 30
	2005	2006	2006	2006	2007	2007
				Unaudited	Unaudited	Unaudited
	NIS	NIS	US$	NIS	NIS	US$
Financing expense (income)	–	–	–	–	2,253	530

Selling and marketing expense	490	3,721	876	1,581	788	185

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees

A.	Contingent liabilities

1.	On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against several owners leading E-commerce sites in Israel, including the Company which used to operate the website www.P1000.co.il. until the Communication Business was transferred to the Company on December 31, 2006. The E-commerce site and operations were transferred on December 31, 2006 to Smile.Media Ltd., a subsidiary of the Parent Company.

The petitioners claim that these sites have deceived and defrauded participants in online auctions.

The petitioners claims that these websites defrauded participants in auctions by unrightfully preventing them from winning products that the sites determined were “underpriced”. The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process.

In addition to the lawsuit, the petitioners are asking for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages.

The respondents have not yet filed their statement of defense or response with respect to these petitions.

At this stage it is impossible to estimate what if any, potential liability or costs may be incurred in connection with these petitions.

2.	On January 2, 2005, a claim was submitted against 012 and three other companies regarding infringement of patent owned by the plaintiffs alleging breach of duties stipulated by law. The plaintiffs’ demands include payment of reasonable royalties for which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the 2005 claim, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate. The Company included in its financial statements a provision for the claim which, according to management’s estimation based on the advice of its legal counsel, is sufficient to carry any possible losses from the claim.

3.	On July 3, 2005, Bynet Data Communications Ltd. (“Bynet”) filed a monetary claim with a sum of NIS 4,131 in respect of several arguments which arising from a partnership between the Company and Bynet in connection with a Linking Common Project. On September 7, 2005, the Company submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2,500. A preliminary sitting is set for July 11, 2007. At this stage the Management can not estimate the prospect of the claim, therefore, no provision was recorded.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities (cont’d)

4.	During 2002, the Israeli Ministry of Communication requested from 012 payments of royalties on their income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 012 forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing that 012 is entitled for repayment of excess royalties paid in the same period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

012 provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from said request.

5.	In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

On February 5, 2007, Bezeq International, a wholly owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications’ policy on VoB

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities (cont’d)

services that was issued on January 31, 2007. The policy prevents Bezeq and its subsidiaries from providing VoB services on a commercial basis to either the residential or business fixed line telephony market sector until such time as Bezeq’s market share falls below 85% in the relevant sector. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license or, in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. Bezeq International also petitioned the Supreme Court to issue an ex-parte interim injunction against the Ministry of Communications that would prevent the granting of any VoB licenses or any use of such licenses. The Supreme Court denied Bezeq International’s petition for an interim injunction while it is considering its administrative appeal.

In response to a media campaign advertising the Company’s VoB services, on May 28, 2007, Bezeq International sought an interim injunction by the Supreme Court that would prevent the Company from conducting such media campaigns. On June 12, 2007, the Supreme Court denied this petition noting that we did not focus our advertising campaign on Bezeq International’s customers. In response to this decision, Bezeq International requested, on June 14, 2007, that the Supreme Court reexamine its decision denying the grant of an interim injunction. On July 8, 2007, after hearing oral arguments, the Supreme Court granted Bezeq International an interim injunction in which it ordered us to focus our marketing of VoB services on the Company’s customers by means of “direct mail” and without approaching the general public. The Company appealed this decision on August 5, 2007, and on August 23, 2007, the Supreme Court denied our request noting that it will enter its final decision in respect to the administrative appeal of Bezeq International in the foreseeable future.

6.	From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

B.	Commitments

1.	Royalties commitment

The Company has been granted various licenses from the Ministry of Communication for the provision of international telecommunication services for various periods ranging 3 month to 20 years until August 2007 and December 2025, respectively. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In September 2004, 012 was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005, and then was extended until January 31, 2007. In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

1.	Royalties commitment (cont’d)

periods of ten years. During 2006, 012 has commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services in VoB technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

The Company and 012 provided the State of Israel with an unconditional bank guarantee of NIS 30.3 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

2.	Under the terms of the licenses granted to the Company and 012, a minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($ 4.7-5.9 million) should be maintained.

3.	Rights Of Use (ROU) and lease agreement

a.	The Company has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights Of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 60.2 million during 2007-2012.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable. Furthermore, as of the balance sheet date, 012 has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 42.5 million during 2007-2011.

The anticipated annual payments for the active ROU are as follows:

December 31 2006
NIS
2007	38,737
2008	26,312
2009	19,950
2010	14,797

99,796

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

3.	Rights Of Use (ROU) and lease agreement (cont’d)

a.	(cont’d)

In addition, under the terms of the ROU agreements, both the Company and 012 are committed to pay annual maintenance fees during the usage period of a total of approximately NIS 18 million per year.

All payments under the ROU agreements are linked to the US$.

b.	The Company has entered into various noncancellable operating lease agreements for premises and motor vehicles. The Company deposited NIS 298 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 1.7 million in respect of certain lease agreements.

Certain of these lease agreements have a foreign currency derivatives embedded within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) A separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period through net income.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, are as follows:

December 31 2006
NIS
2007	11,975
2008	10,178
2009	5,083
2010	3,813
2011 and thereafter	5,720

36,769

4.	Effect of new legislation and standards

Bezeq (Israeli’s incumbent telephony operator) pays the Company interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying the Company interconnect fees because the Company uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay the Company interconnect fees for calls originated from Bezeq fixed-lines to the Company’s lines at the same tariff as the Company pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination and Bezeq should continue to pay the Company interconnect fees at then current rates or at all.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 17—Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

4.	Effect of new legislation and standards (cont’d)

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, the Company may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, the Company was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of our license, which may require to pay a fine of NIS 2,033 and additional daily fines of NIS 6.4 beginning May 25, 2007 until implementation of the program. At this stage, management can not estimate the financial outcome of this violation, therefore, no provision was recorded.

5.	Other commitments

a.	The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

b.	As of December 31, 2006 and June 30, 2007 (unaudited), the Company has commitments in the amount of NIS 1,523 and NIS 3,437 respectively covering primarily the purchase of network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company and 012 provided bank guarantees to suppliers in the aggregate amount of NIS 2,186 and NIS 700 as of December 31, 2006 and June 30, 2007 (unaudited), respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 18—Additional Statement of Operations Data

A.	Cost of revenue

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$
Communication services	20,924	62,955	150,026	35,309	68,091	299,306	70,441
Salaries and related expenses	27,233	29,638	29,736	6,998	14,839	34,766	8,182
Depreciation and amortization	15,928	19,088	18,030	4,243	9,883	35,663	8,393
Royalties	139	652	601	141	265	2,544	599
Other	13,071	24,523	26,172	6,160	8,622	15,073	3,548

	77,295	136,856	224,565	52,851	101,700	387,352	91,163

B.	Selling and marketing expense

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$
Salaries and related expenses	23,847	31,338	28,964	6,817	15,394	33,444	7,871
Depreciation and amortization	2,029	2,046	1,857	437	907	17,750	4,178
Advertising and public relations	40,359	27,211	29,043	6,835	14,053	26,974	6,348

	66,235	60,595	59,864	14,089	30,354	78,168	18,397

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 18—Additional Statement of Operations Data (cont’d)

C.	General and administrative expense

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$
Salaries and related expenses	9,166	11,765	11,851	2,789	5,835	12,011	2,827
Professional fees	705	730	699	165	597	829	195
Postal and communication expenses	918	1,715	1,607	378	725	1,446	340
Provision for doubtful account	367	668	1,373	323	696	1,097	258
Depreciation and amortization	1,547	1,685	1,546	364	753	1,705	401
Maintenance and rent	4,973	5,226	4,134	973	1,955	5,881	1,384
Other	(287)	1,070	1,711	402	740	3,555	837

	17,389	22,859	22,921	5,394	11,301	26,524	6,242

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007
	2004	2005	2006		2006	2007
					Unaudited	Unaudited	Unaudited
	NIS	NIS	NIS	US$	NIS	NIS	US$
Allowance for doubtful accounts (as included in trade receivables)—the change in allowance for doubtful accounts is comprised as follows:
Balance at beginning of year	5,089	4,886	5,261	1,238	5,261	6,363	1,497
Provision	367	668	1,373	323	696	1,097	258
Write-off	(570)	(293)	(271)	(64)	(94)	(338)	(79)

Balance at end of year	4,886	5,261	6,363	1,497	5,863	7,122	1,676

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 19—Segment Reporting

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management. The Company operates within two segments: Broadband and Traditional Voice Services.

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WiFi network of hotspots across Israel.

Traditional Voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company’s property and equipment is being utilized by both segments and therefore is not allocated to these segments.

Management evaluates each segment’s performance based upon revenue and income from operations. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenue and income from operations are presented below.

Six months period ended June 30, 2007 (unaudited)

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS
Revenue	225,074	326,224	551,298

Operating income	30,668	26,679	57,347

Financial expenses			2,532
Financial income			26,292

Income before income taxes			33,587

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	35,799	19,319	55,118

Six months period ended June 30, 2006 (unaudited)

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS
Revenue	89,950	68,140	158,090

Operating income	8,243	6,492	14,735

Financial income			858
Financial expenses			3,170

Income before income taxes			12,423

Goodwill attributed to the segment	–	–	–

Depreciation and amortization	9,884	1,659	11,543

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

Note 19—Segment Reporting (cont’d)

Year ended December 31, 2006

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	183,096	159,990	343,086

Operating income	6,093	19,456	25,549

Financial income			1,829
Financial expenses			19,095

Income before income taxes			8,283

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	17,894	3,539	21,433

Year ended December 31, 2005

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	176,317	68,059	244,376

Operating income	15,023	9,043	24,066

Financial income			1,197
Financial expenses			6,539

Income before income taxes			18,724

Goodwill attributed to the segment	–	–	–

Depreciation and amortization	19,521	3,298	22,819

Year ended December 31, 2004

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	172,834	9,381	182,215

Operating income	29,449	(8,153)	21,296

Financial income			1,894
Financial expenses			430

Income before income taxes			22,760

Goodwill attributed to the segment	–	–	–

Depreciation and amortization	18,307	1,197	19,504

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

012 GOLDEN LINES LTD.

We have audited the accompanying balance sheets of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and 2005 and the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, the related statements of income, changes in shareholders’ equity (deficiency) and cash flows of the Company for each of the three years in the period ended December 31, 2006 and the consolidated statements of income and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, the consolidated financial position of the Company and its subsidiary as of December 31, 2006, the results of operations, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2006, and the consolidated results of operations and cash flows for the year ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences on consolidated financial information is presented in Note 22 to the financial statements.

As discussed in Note 1c, in December 29, 2006, the Company entered into a merger agreement with its parent company, pursuant to which the entire Company is to be merged into its parent company. The merger is subject to receipt of certain approvals.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

012 Golden Lines Ltd.

Balance Sheets—Consolidated and Company

		Consolidated *)	The Company
		December 31, 2006	December 31,
	Note		2006		2005
		Reported NIS in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		8,683	8,683		1,499
Trade receivables	3	135,629	137,315	**)	125,600
Other accounts receivable	4	7,364	9,155		8,504
Deferred taxes	13	5,621	5,621		18,779

		157,297	160,774		154,382

LONG-TERM ASSETS:
Trade receivables		2,951	2,951		3,756

FIXED ASSETS:	6
Cost		820,875	820,875		742,634
Less—accumulated depreciation		397,236	397,236		333,864

		423,639	423,639		408,770

DEFERRED TAXES	13	–	–		4,176

OTHER ASSETS, NET	7	1,758	1,758		2,394

ASSETS OF DISCONTINUED OPERATIONS	19	5,927	5,927	**)	6,935

		591,572	595,049		580,413

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit	8	289,639	289,639		301,195
Trade payables	9	142,315	142,315		196,142
Other accounts payable	10	46,283	45,959	**)	34,580

		478,237	477,913		531,917

LONG-TERM LIABILITIES:
Other liabilities	11	72,381	72,381		47,427
Excess of losses over investment in subsidiary	5	–	3,801		–
Accrued severance pay	12	7,270	7,270		6,034
Deferred taxes	13	2,430	2,430		–

		82,081	85,882		53,461

CONTINGENT LIABILITIES AND COMMITMENTS	14
LIABILITIES OF DISCONTINUED OPERATIONS	19	718	718	**)	1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital	15	3,636	3,636		3,636
Additional paid-in capital		45,177	45,177		45,177
Accumulated deficit		(18,277)	(18,277)		(54,905)

		30,536	30,536		(6,092)

		591,572	595,049		580,413

*)	See Note 1f.

**)	Reclassified—see Note 19.

The accompanying notes are an integral part of the financial statements.

June 28, 2007
Date of approval of the financial statements	Shaul Elovitch Chairman of the Board of Directors	Stella Handler General Manager	Doron Ilan Chief Financial Officer

012 Golden Lines Ltd.

Statements of Income—Consolidated and Company

		Consolidated *)	The Company
		Year ended December 31, 2006	Year ended December 31,
	Note		2006**)	2005**)	2004
		Reported NIS in thousands

Revenues		696,788	688,854	626,038	655,123
Cost of revenues	16a	523,620	513,417	450,781	458,886

Gross profit		173,168	175,437	175,257	196,237
Selling and marketing expenses	16b	72,887	71,963	91,738	84,014
General and administrative expenses	16c	26,015	25,653	20,221	25,266

Operating income		74,266	77,821	63,298	86,957
Financial expenses, net	16d	(16,159)	(15,913)	(34,674)	(7,370)
Other income (expenses), net	16e	(8,646)	(8,646)	35	–

Income before taxes on income (tax benefit)		49,461	53,262	28,659	79,587
Taxes on income (tax benefit)	13	17,615	17,615	4,701	(11,125)

Income after taxes on income		31,846	35,647	23,958	90,712
Share in losses of subsidiary		–	3,801	–	–

Income from continuing operations		31,846	31,846	23,958	90,712
Income from discontinued operations, net	19	4,782	4,782	2,894	1,951

Net income		36,628	36,628	26,852	92,663

*)	See Note 1e.

**)	Reclassified—see Note 19.

The accompanying notes are an integral part of the financial statements.

012 Golden Lines Ltd.

Statements of Changes in Shareholders’ Equity (Deficiency)

	Share capital	Additional paid-in capital	Accumulated deficit	Total
	Reported NIS in thousands

Balance as of January 1, 2004	3,636	45,177	(174,420)	(125,607)
Net income	–	–	92,663	92,663

Balance as of December 31, 2004	3,636	45,177	(81,757)	(32,944)
Net income	–	–	26,852	26,852

Balance as of December 31, 2005	3,636	45,177	(54,905)	(6,092)
Net income	–	–	36,628	36,628

Balance as of December 31, 2006	3,636	45,177	(18,277)	30,536

The accompanying notes are an integral part of the financial statements.

012 Golden Lines Ltd.

Statements of Cash Flows—Consolidated and Company

	Consolidated*)	The Company
	Year ended December 31, 2006	Year ended December 31,
		2006**)	2005**)	2004
	Reported NIS in thousands
Cash flows from operating activities:
Net income	36,628	36,628	26,852	92,663
Adjustments to reconcile net income to net cash provided by continuing operating activities (a)	58,552	58,552	30,008	28,198

Net cash provided by continuing operating activities	95,180	95,180	56,860	120,861

Net cash provided by discontinued operations	5,381	5,381	713	1,342

Net cash provided by operating activities	100,561	100,561	57,573	122,203

Cash flows from investing activities:
Purchase of fixed assets	(37,138)	(37,138)	(51,890)	(44,568)
Proceeds from sale of fixed assets	–	–	414	–
Investment in other assets	(288)	(288)	(1,349)	(351)

Net cash used in investing activities	(37,426)	(37,426)	(52,825)	(44,919)

Cash flows from financing activities:
Short term bank credit, net	(11,556)	(11,556)	211,098	(1,425)
Repayment of long-term bank loans	–	–	(17,748)	(54,992)
Repayment of loans from related parties	–	–	(161,555)	–
Repayment of liability on account of fixed assets purchased	(39,014)	(39,014)	(35,897)	(20,180)

Net cash used in financing activities	(50,570)	(50,570)	(4,102)	(76,597)

Increase (decrease) in cash and cash equivalents from operations	12,565	12,565	646	687
Increase in cash and cash equivalents from discontinued operations	(5,381)	(5,381)	(713)	(1,342)
Cash and cash equivalents at beginning of year	1,499	1,499	1,566	2,221

Cash and cash equivalents at end of year	8,683	8,683	1,499	1,566

*)	See Note 1e.

**)	Reclassified—see Note 19.

The accompanying notes are an integral part of the financial statements.

012 Golden Lines Ltd.

Statements of Cash Flows

		Consolidated *)	The Company
		Year ended December 31, 2006	Year ended December 31,
			2006	2005	2004
		Reported NIS in thousands
(a)	Adjustments to reconcile net income to net cash provided by operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation and amortization	64,296	64,296	62,655	52,644
	Share in losses of subsidiary	–	3,801	–	–
	Gain on sale of fixed assets	–	–	(35)	–
	Exchange and inflation rate differences on long-term loans	–	–	581	494
	Accrued interest and exchange rate differences on loans from related parties	–	–	13,250	889
	Accrued severance pay	1,236	1,236	762	631
	Deferred taxes	19,764	19,764	6,192	(10,073)
	Income from discontinued operations, net	(4,782)	(4,782)	(2,894)	(1,951)

	Changes in operating assets and liabilities:

	Decrease (increase) in trade receivables	(9,224)	(10,910)	(36,405)	11,801
	Decrease (increase) in other accounts receivable	1,140	(651)	(892)	5,986
	Decrease in trade payables	(30,962)	(30,962)	(20,767)	(28,802)
	Increase (decrease) in other accounts payable	17,084	16,760	7,561	(3,421)

		58,552	58,552	30,008	28,198

(b)	Significant non-cash transactions:
	Purchase of fixed assets for long-term suppliers credit	41,103	41,103	55,696	54,545

*)	See Note 1e.

The accompanying notes are an integral part of the financial statements.

012 Golden Lines Ltd.

Notes to Financial Statements

NOTE 1:- GENERAL

a.	012 Golden Lines Ltd. (“the Company”) was incorporated under the laws of the State of Israel in 1995 and commenced its operations of providing international telecommunication services in July 1997. Currently the Company provides internet, international telephony, data services and local telephony services to both residential and business customers.

b.	In December 2006, all of the Company’s shareholders entered into certain agreements with Smile Communications Ltd. (Smile), a wholly owned subsidiary of Internet Gold—Golden Lines Ltd., according to which Smile shall purchase 100% of the Company’s issued and outstanding share capital in consideration of approximately NIS 598.4 million. The above transaction was completed on December 31, 2006, after receiving the approval of the Commissioner of Restricted Trade Practices.

c.	On December 29, 2006, Smile entered into a merger agreement with the Company according to which, the Company in its entirety shall be merged into Smile including all of its assets, activities, commitments and liabilities. Upon effecting the merger, the Company shall be liquidated and shall cease to exist as a separate legal persona. The merger is contingent upon several prerequisites such as receiving court approval for the merger and reaching an agreement with the Israeli Tax Authorities. In February 2007, court approval for the merger was received. The merger shall be in effect from December 31, 2006. As of the date of approval of the financial statements, the approval from the tax authorities has not been received.

d.	The Israeli Ministry of Communication granted the Company a license for the provision of international telecommunication services. The license was originally granted for a period of ten years commencing in February 1997. In May 2005, the license was extended for additional twenty years. At the end of the extended license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

According to the license terms, the Company is obliged to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income, as defined in the license and regulations of the Israeli Ministry of Telecommunications (2005 and 2004—3.5%). As for further decrease in the royalties rate, see Note 14e.

In accordance with the provisions of the license, the Company has provided an unconditional bank guarantee of U.S.$ 2 million (as of December 31, 2006—NIS 8.5 million), in favor of the State of Israel for the purpose of ensuring compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

e.	In September 2004, the Company was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005. The license was extended until January 31, 2007. Regarding granting of permanent license for providing services in VOB Technology—see f below.

f.	In December 2005, the Company was granted (through its wholly owned subsidiary 012 Telecom Ltd. (“Telecom”)) a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of twenty years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 1:- GENERAL (Cont.)

During 2006, Telecom has commenced its operations in provision of domestic telecommunication services under the terms of the license. Accordingly, the financial statements of Telecom as of December 31, 2006 and for the year then ended were consolidated with those of the Company.

On January 31, 2007, the license was amended to also include provision of domestic telecommunication services in VOB Technology.

Under the terms of the license, the Group will pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. (As for further decrease in the royalties rate, see Note 14e).

The Company provided the State of Israel with an unconditional bank guarantee of NIS 10 million to ensure compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

g.	Definitions:

In these financial statements:

The Company	—	012 Golden Lines Ltd.

Subsidiary	—	012 Telecom Ltd., company over which the Company exercises control (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company.

The Group	—	The Company and its subsidiary.

Related parties	—	as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Reporting basis of the financial statements:

1.	In the past, the Company prepared its financial statements based on the historical cost convention adjusted for the changes in the Israeli Consumer Price Index (“Israeli CPI”). The adjusted amounts, as included in the balance sheet as of December 31, 2003, served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.	In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued on December 31, 2003 and, as of that date, the Company began preparing its financial statements in reported amounts.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

4.	Cost in these financial statements represents cost in the reported amount.

5.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 21.

b.	Principles of consolidation:

The consolidated financial statements include those of the Company and its subsidiary. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

c.	Cash equivalents:

Cash equivalents comprise unrestricted short-term bank deposits with original maturities of three months or less.

d.	Trade receivables:

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. The allowance for doubtful accounts is determined specifically in respect of debts, whose collection in the opinion of the Company’s management is doubtful.

e.	Fixed assets:

Fixed assets are presented at cost net of accumulated depreciation.

Payments for indefeasible usage rights in cables are capitalized at the present value of the future payments. Payments are apportioned between financial expense and reduction of the liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements and indefeasible usage rights in cables are amortized by the straight-line method over the shorter of the relevant term of the agreement (including renewal option) and the estimated useful life. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see h below).

The annual depreciation rates are as follows:

%
Usage rights in cables	4 -7
Engineering infrastructure	15
Computers and peripheral equipment	15 -33
Office furniture and equipment	6 -15
Motor vehicles	15
Leasehold improvements	10

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Other assets:

1.	Costs incurred to acquire licenses for the provision of telecommunications services are amortized by the straight-line method over the original term of the licenses (see Notes 1d and 1f).

2.	Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

g.	Investment in a subsidiary:

The investment in a subsidiary is stated under the equity method, in the Company financial statements.

Excess of losses over investment in subsidiary is presented in the balance sheet among long-term liabilities.

h.	Impairment of non-current assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to all of the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

i.	Deferred income taxes:

The Company provides for deferred income taxes using the liability method of accounting. Under the liability method, deferred taxes are recognized for temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred taxes are measured based on enacted tax rates that are expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets in respect of carryforward losses and other temporary deductible differences are recognized to the extent that it is probable that they will be utilized.

j.	Revenue recognition:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25 regarding revenues (“the Standard”). The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment regarding these types of transactions.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Revenues from services are recognized in the reported periods in which the services were rendered and when no additional obligations to customers exist.

2.	Revenues from sale of goods are recognized once all the significant risks and rewards arising from the ownership over the goods have been assigned to the buyer, the seller no longer maintains continuing decision-making involvement that characterizes ownership and no longer maintains effective control over the sold goods, the amount of revenues can be measured reliably, the economic benefits relating to the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.	Accounting Standard No. 25 and the Securities Authority’s Interpretation thereof prescribe that a sales transaction with extended credit terms (compared to the standard credit terms in the industry and the Company’s standard credit terms) and/or the existence of alternative payment schedules with different credit terms for the same transaction require separation of the consideration into the sale component and the financing component, based on the market rate of interest.

4.	When components of a single transaction may be separately identified, revenue is measured separately for each component. Revenues recognized in the financial statements only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

The adoption of the Standard did not have any material effect on the financial statements.

k.	Derivative financial instruments:

The Company uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting, any gains or losses arising from such derivatives are recognized in the statement of income.

l.	Advertising expenses:

Advertising expenses are charged to the statement of income, as incurred.

m.	Exchange rates and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli Consumer Price Index (“CPI”) are presented according to the relevant index for each linked asset or liability.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of 1 U.S. dollar	Israeli CPI for December
	NIS	Points *)
December 31, 2006	4.225	184.9
December 31, 2005	4.603	185.1
December 31, 2004	4.308	180.7
December 31, 2003	4.379	178.6

Change during the year ended	%	%
December 31, 2006	(8.2)	(0.1)
December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2

*)	The index on an average basis of 1993 = 100.

n.	Use of estimates for the preparation of the financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

o.	Disclosure of the effects of new Accounting Standard prior to its adoption:

1.	Accounting Standard No. 27—Fixed Assets and No. 28—Amendment to the Transition Provisions of Accounting Standard No. 27—Fixed Assets.:

In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (“the Standard”). In April 2007, the Israel Accounting Standards Board published Accounting Standard No. 28—Amendment to the Transition Provisions of Accounting Standard No. 27—Fixed Assets. These standards are applicable to financial statements for periods commencing on January 1, 2007 (“the effective date”) or thereafter.

The initial recognition of fixed assets will be based on the cost of purchase. After the initial recognition, the Standard enables choosing between the cost method or the reevaluation method as the accounting policy and to apply it consistently with regard to a group of fixed asset items of a similar nature and usage. Accounting Standard No. 28 allows the Company to adopt the exemption prescribed by IFRS 1 whereby fixed assets can be presented at fair value as deemed cost as of the effective date without restating comparative data. According to the reevaluation method, fixed assets are to be presented at an amount revalued based on the fair value upon the date of reevaluation less accumulated depreciation and subsequent impairment losses. The revaluation of fixed assets will be carried to capital reserve in shareholders’ equity with the deduction of the tax effect. This capital reserve will be carried directly to retained earnings once the asset has been disposed of or during the use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transitional provisions of the Standard require retrospective adoption, including the restatement of comparative data, except a company that elects on the effective date to implement the reevaluation method for a group of fixed assets will carry the difference between the revalued amount in the books and its cost at the effective date to capital reserve in shareholders’ equity at the same date.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 30—Intangible Assets:

In March 2007, the Israel Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”) that prescribes the accounting treatment, recognition, measurement and the disclosure requirements regarding intangible assets that are not dealt with in another standard.

An intangible asset is an identifiable non-monetary asset without physical substance. The definition of an intangible asset requires that such an asset be identifiable to distinguish it from goodwill. An asset is identifiable when it complies with one of the following criteria: it is separable—it is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; or it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Measurement after initial recognition is by application of the cost model or the revaluation model. The revaluation model may be applied only when there is an active market. The Standard defines an active market as a market in which all the following conditions exist: the items traded in the market are homogenous; willing buyers and sellers can normally be found at any time; and the prices are available to the public.

According to the Standard, an intangible asset’s useful life must be assessed as either finite or indefinite. An intangible asset with a finite useful life is systematically amortized and the amortization period and method are reviewed at each year-end. In contrast, an intangible asset with an indefinite useful life is not systematically amortized but is subject to a test for impairment annually (or more frequently if there are changes in circumstances).

The Standard is applicable to financial statements for periods commencing on January 1, 2007 or thereafter. The Standard is to be applied by retrospective restatement.

The Company believes that the new standard will not have a material effect on the financial position or results of operations of the Company.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 3:- TRADE RECEIVABLES

	Consolidated	The Company
	December 31, 2006	December 31,
		2006	2005
	Reported NIS in thousands
Open accounts	74,199	75,885	57,070
Income receivable	16,761	16,761	19,072
International communications companies	25,993	25,993	34,736
Credit cards and checks receivable	25,005	25,005	23,150

	141,958	143,644	134,028
Less—allowance for doubtful accounts	6,329	6,329	8,428

	135,629	137,315	125,600

NOTE 4:- OTHER ACCOUNTS RECEIVABLE

	Consolidated	The Company
	December 31, 2006	December 31,
		2006	2005
	Reported NIS in thousands
Government authorities	4,318	4,318	3,552
Related parties *)	–	1,791	3,282
Prepayments and others	3,046	3,046	1,670

	7,364	9,155	8,504

*)	See Note 17.

NOTE 5: INVESTMENT IN SUBSIDIARY

The Company wholly owns 012 Telecom Ltd (“Telecom”). As stated in Note 1f to the financial statements, in December 2005 Telecom received a license for a period of 20 years to provide stationary domestic telecommunication services and during 2006 commenced activities.

Movement in investment in Telecom during the year:

The Company
NIS thousands
Reported amounts
Balance as of December 31, 2005 *)	–
Share in losses	(3,801)

Balance as of December 31, 2006	(3,801)

*)	In 2005 Telecom was inactive and therefore did not record income, expenses, assets or liabilities.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 6:- FIXED ASSETS

a.	Composition and change:

	Consolidated and the Company
	Indefeasible usage rights in cables	Engineering infra-structure	Computers and peripheral equipment	Office furniture and equipment	Motor vehicles	Leasehold improvements	Total
	Reported NIS in thousands
Cost:
Balance at January 1, 2006	330,950	233,067	148,162	5,302	42	25,111	742,634
Additions	41,103	21,849	14,091	197	251	750	78,241

Balance at December 31, 2006	372,053	254,916	162,253	5,499	293	25,861	820,875

Accumulated depreciation:
Balance at January 1, 2006	61,202	148,830	110,569	3,186	17	10,060	333,864
Additions	20,375	26,562	13,504	328	40	2,563	63,372

Balance at December 31, 2006	81,577	175,392	124,073	3,514	57	12,623	397,236

Depreciated cost at December 31, 2006	290,476	79,524	38,180	1,985	236	13,238	423,639

Depreciated cost at December 31, 2005 (the Company)	269,748	84,237	37,593	2,116	25	15,051	408,770

b.	As for liens, see Note 14d.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 7:- OTHER ASSETS

a.	Composition:

	Consolidated and the Company	The Company
	December 31,
	2006	2005
	Reported NIS in thousands
Licenses for telecommunication services:
Original amount	7,383	7,383
Less—accumulated amortization	6,101	5,394

	1,282	1,989

Payments relating to operating lease of cables:
Original amount	1,058	1,160
Less—accumulated amortization	582	755

	476	405

	1,758	2,394

b.	The change:

	Payments relating to operating lease of cables	Licenses for tale- communication services	Total
	Reported NIS in thousands
Balance at January 1, 2006, net of accumulated amortization	405	1,989	2,394
Additional payments	288	–	288
Amortization	217	707	924

Balance at December 31, 2006, net of accumulated amortization	476	1,282	1,758

NOTE 8:- SHORT-TERM BANK CREDIT (CONSOLIDATED AND THE COMPANY)

a.	As of December 31, 2006, the short-term bank credit is unlinked, and bears interest at the weighted average rate of 5.8%.

b.	As of December 31, 2006, the Company has unused credit lines in the amount of approximately NIS 37,000 thousand.

c.	As for collateral, see Note 14d.

d.	Financial covenants:

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 8:- SHORT-TERM BANK CREDIT (CONSOLIDATED AND THE COMPANY) (Cont.)

In relation to credit lines, the Company has committed to the banks to be in compliance with the following covenants:

-	The proportion of the financial obligation in relation to the EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) will not be more than 2.4 according to the financial statements as of December 31, 2006, and will not be more than 2 according to the financial statements as of December 31, 2007 and thereafter.

-	The proportion of the financial obligation in relation to the EBITDA less capital expenditures will not be more than 4.8 according to the financial statements as of December 31, 2006, and will not be more than 2.5 according to the financial statements as of December 31, 2007 and thereafter.

-	Total financing (including bank credit and shareholders’ investments) and its accumulated deficit shall not exceed the amounts based on which the credit lines were approved.

-	Total shareholders’ investments, shareholders’ loans and shareholders’ equity will always be more than zero.

-	The Company also made a commitment to two banks that the total credit to be received by the Company from each bank will not exceed 50% of the total outstanding bank credit at any date.

As of December 31, 2006 the Company was in compliance with financial covenants. The credit lines and covenants are valid until completion of the merger between the Company and Smile (see Note 1b). As of May 31, 2007, the Company has repaid an amount of NIS 181,000 thousand of its credit lines.

NOTE 9:- TRADE PAYABLES

	Consolidated	The Company
	December 31, 2006	December 31,
		2006	2005
	Reported NIS in thousands
International communications providers	52,902	52,902	77,432
Trade payables with respect to fixed assets (including current maturities of long-term liabilities—see Note 11)	29,978	29,978	78,060
Other trade payables*)	59,435	59,435	40,650

	142,315	142,315	196,142

*)	Regarding the balances of related parties, see Note 17.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 10:- OTHER ACCOUNTS PAYABLE

Provisions and accrued expenses	25,682	24,109	18,241
Employees and payroll accruals	11,646	11,646	13,634
Government authorities	3,428	4,677	67
Derivative financial instruments	3,927	3,927	59
Advances from customers	1,600	1,600	–
Related parties*)	–	–	2,579

	46,283	45,959	34,580

*)	See Note 17.

NOTE 11:- OTHER LIABILITIES

a.	Liabilities incurred in respect of the purchase of indefeasible rights of use of international communication cables and fixed assets in monthly installments are comprised as follows:

		Consolidated and the Company	The Company
	Weighted average interest rate*)	December 31,
		2006	2005
	%	Reported NIS in thousands
Total liability—linked to U.S. dollar	4.4	96,590	88,673
Less—current maturities		24,209	41,246

		72,381	47,427

*)	As of December 31, 2006.

b.	The liabilities mature in the following years subsequent to the balance sheet date:

Consolidated and Company
Reported NIS in thousands
First year	24,209
Second year	24,209
Third year	24,209
Fourth year	23,963

96,590

c.	As for additional information, see Note 14b(3).

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 12:- ACCRUED SEVERANCE PAY, NET (CONSOLIDATED AND THE COMPANY)

The Group’s obligations to make severance payments to its employees are covered by regular payments to pension funds and insurance companies. The funds accumulated at the pension funds and insurance companies are not under the complete control or management of the Group, and accordingly, neither those funds nor the related liabilities for which they were deposited are reflected in the balance sheet. The Group’s severance pay obligations that are not covered by the pension and insurance plans are fully reflected in the balance sheet, as required by law and labor agreements.

NOTE 13:- TAXES ON INCOME (CONSOLIDATED AND THE COMPANY)

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

b.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

c.	Tax assessments:

Tax assessments through 2001 are deemed final.

d.	Carryforward losses for tax purposes:

Carryforward tax losses of the Company and subsidiary total approximately NIS 2 million and NIS 4 million as of December 31, 2006, respectively. Deferred tax assets in respect of losses of the subsidiary were not recorded in the financial statements due to the uncertainty that they will be utilized.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

e.	Deferred taxes:

Composition and change in the deferred taxes as presented in the balance sheet are as follows:

	Consolidated and the Company
	In respect of balance sheet items
	Fixed and other assets	Doubtful accounts	Provisions for employee rights	Other	Carry- forward tax losses	Total
	Reported NIS in thousands
Balance at January 1, 2005	–	4,115	2,560	–	22,472	29,147
Amounts included in statement of income	(2,355)	(1,502)	(46)	1,395	(3,684)	(6,192)

Balance at December 31, 2005	(2,355)	2,613	2,514	1,395	18,788	22,955
Amounts included in statement of income	(1,893)	(778)	325	809	(18,227)	(19,764)

Balance at December 31, 2006	(4,248)	1,835	2,839	2,204	561	3,191

The deferred taxes are presented in the balance sheet as follows:

	Consolidated and the Company
	December 31,
	2006	2005
	Reported NIS in thousands
In current assets	5,621	18,779
In long-term assets	–	4,176
In long-term liabilities	(2,430)	–

	3,191	22,955

Deferred taxes are measured at tax rates varying between 25% to 29%, in accordance with the tax rates expected to be in effect when the differences are expected to be reversed.

f.	Taxes on income included in the statements of income:

Taxes on income (tax benefit) in the statements of income (income from continuing operations and income from discontinued operations) are due to movement in deferred taxes (see e. above).

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

(All amounts are in thousands except where otherwise stated)

NOTE 13:- TAXES ON INCOME (Cont.)

g.	Below is a reconciliation between the theoretical tax expense assuming that the income was taxed at the statutory tax rate applicable to the Company and the actual tax expense as reported in the statements of income:

	Consolidated	The Company
	Year ended December 31,
	2006	2006	2005	2004
	Reported NIS in thousands
Income before taxes on income	49,461	53,262	28,659	79,587

Statutory tax rate	31%	31%	34%	35%

Tax computed at the statutory tax rate	15,333	16,511	9,744	27,855
Increase (decrease) in taxes on income resulting from:
Losses for which no deferred taxes were recorded	1,167	–	–	–
Recognition of deferred tax assets in respect of losses and other items for which deferred taxes were not provided in the past	–	–	(1,395)	(12,018)
Non-deductible expenses	1,692	1,692	253	191
Decrease in taxes resulting from realization of carryforward tax losses for which deferred taxes were not recorded in the past	–	–	(3,213)	(30,150)
Other	(577)	(588)	(688)	2,997

Taxes on income	17,615	17,615	4,701	(11,125)

NOTE 14:- CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY)

a.	Contingent liabilities:

1.	On January 2, 2005, a claim was submitted against the Company and three other companies (“the defendants”) regarding infringement of patent owned by the plaintiffs. According to the claim, the infringement executed by the defendants constitutes a breach of duties stipulated by law pursuant to laws designed to protect the plaintiffs.

The plaintiffs’ demands include payment of reasonable royalties to which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million.

A statement of defense was filed on July 17, 2005. Simultaneously with filing the statement of defense, the Company filed a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed on the Company in the context of this lawsuit, pursuant to the provisions of the agreements between the parties. Similar

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 14:- CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

proceedings have been initiated by the plaintiffs in other countries against other telecommunication companies with respect to infringement of patents that are corresponding to the Israeli Patent, including the United Kingdom and the United States. Some telecommunication companies, including one of the defendants, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate.

The Company has provided a provision for the claim in its financial statements. According to management estimation, and based on the opinion of its legal counsel, the provision is sufficient for any possible losses that may arise from the claim.

2.	During 2002, the Israeli the Ministry of Communication requested from the Company payment of royalties on the Company’s income from telephone calling cards for the years 1997—2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to the Company a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 the Company forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing, in the Company’s favor, that the Company is entitled for repayment of the excess royalties paid in the said period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from said request.

3.	In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 14:- CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

b.	Commitments:

1.	The Company has an agreement for the lease of office facilities in Petach Tiqva. The lease expires on July 31, 2007. The annual rental fees are approximately NIS 2.9 million, linked to the Israeli CPI. In accordance with the lease agreement, the Company provided an unconditional bank guarantee of NIS 1.7 million. The guarantee will be in effect for a period of the lease.

Subsequent to the balance sheet date, the lease agreement was extended for an additional period of five years, until July 2012, with an extension option until July 2017. According to the extended agreement, annual rental fees will be approximately NIS 4.9 million.

2.	In May 2004, the Company entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the Company’s departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent is approximately NIS 1.9 million, linked to the Israeli CPI.

3.	The Company has entered into agreements with former related parties for purchase of indefeasible rights of use of international communication cables. The agreements are for periods of 15 years ending 2017 with an extension option for an additional period of 5 years. The purchase price is payable in 29 to 36 monthly payments commencing with the use of each cable. The purchase price is capitalized and presented as a part of fixed assets.

In addition, under the terms of the agreements, the Company committed to pay annual maintenance fees in the usage period of approximately NIS 11 million.

Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 40 million during 2007-2011.

c.	See Note 1c, Note 1e and (b)1 above, regarding bank guarantees provided by the Company in respect of licenses and lease of an office facilities. In addition, the Company provided bank guarantees to suppliers in the aggregate amount of NIS 2,056 thousand as of December 31, 2006.

d.	Liens:

The Company committed to the banks from which it received loans not to record a charge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006, amounts to approximately NIS 290 million.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 14:- CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

e.	Royalties:

On August 9, 2006, the financial committee of the Knesset approved regulations that were enacted by the Minister of Communications, as approved by the Minister of Finance, which commencing January 1, 2006, provides for the reduction in the royalties rate for license holders who are charged with royalties by a rate of 0.5% per year, to a royalty rate of 1% per year commencing in 2010. Therefore, the royalty rate for 2006 is 3% (2005 and 2004—3.5%).

NOTE 15:- SHARE CAPITAL

Composition:

	Authorized	Issued and outstanding
	Number of shares
December 31, 2006—Ordinary shares of NIS 0.1 par value each	80,000,000	30,000,000

December 31, 2005—Ordinary shares of NIS 1 par value each	3,154,574	3,000,000

In March 2006, by resolution of the shareholders of the Company, each share comprised in the authorized and issued share capital of the Company was subdivided into 10 shares of NIS 0.1 par value, and the authorized capital was increased to NIS 8,000,000, divided into 80,000,000 shares of NIS 0.1 par value.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 16:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF INCOME

		Consolidated	The Company
		Year ended December 31,	Year ended December 31,
		2006	2006	2005	2004
		Reported NIS in thousands
a.	Cost of revenues:
	Services from foreign communications operators	246,062	246,062	205,806	227,386
	Services from local communications operators	110,219	102,746	91,095	81,404
	Depreciation and amortization	62,128	62,128	54,354	50,664
	Salaries and subcontractors	49,700	49,117	45,362	40,105
	Lease and maintenance of cables	14,103	14,103	12,395	17,394
	Other	41,408	39,261	41,769	41,933

		523,620	513,417	450,781	458,886

b.	Selling and marketing expenses:
	Advertising and sales promotion	25,496	25,496	34,240	37,279
	Salaries and subcontractors	39,417	38,937	46,034	36,699
	Other	7,974	7,530	11,464	10,036

		72,887	71,963	91,738	84,014

c.	General and administrative expenses:
	Salaries	14,737	14,548	11,955	12,249
	Office maintenance	6,466	6,466	5,708	7,074
	Doubtful accounts and bad debts	(839)	(839)	(2,692)	1,043
	Professional fees	2,595	2,595	1,913	2,605
	Other	3,056	2,883	3,337	2,295

		26,015	25,653	20,221	25,266

d.	Financial income (expenses), net:
	Exchange rate differences, net	6,860	6,860	(20,032)	5,172
	Income from deposits and from customers	767	767	755	699
	Interest on bank loans and overdrafts	(21,523)	(21,523)	(8,536)	(8,170)
	Interest on loans from related parties	–	–	(6,861)	(5,071)
	Interest on other liabilities	(2,263)	(2,017)	–	–

		(16,159)	(15,913)	(34,674)	(7,370)

e.	Other income (expenses), net:
	Share issuance expenses(1)	(4,091)	(4,091)	–	–
	Provision for claims	(3,100)	(3,100)	–	–
	Cancellation fee to former related party(2)	(1,400)	(1,400)	–
	Other	(55)	(55)	35	–

		(8,646)	(8,646)	35	–

(1)	In the first quarter of 2006, the Company was involved in an IPO. Since the issuance was not carried out issuance expenses of NIS 4.1 million were recorded in the statement of operations.

(2)	Fee paid in connection with cancellation of lease agreement with former related party.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with former related parties *):

The Company December 31, 2005
Reported NIS in thousands
Trade receivables	2,147

Other accounts receivable	3,282

Trade payables	3,426

Other accounts payable	2,579

*)	As of December 31, 2006, there are no outstanding balances with related parties.

b.	Transactions with former related parties:

	Consolidated	The Company
	Year ended December 31,
	2006	2006	2005	2004
	Reported NIS in thousands
Revenues	4,661	4,661	9,665	21,889

Cost of revenues	3,410	3,410	15,608	28,170

Selling and marketing expenses	9,935	9,935	14,534	15,971

Interest on liabilities to related party	–	–	6,861	5,071

Exchange rate differences, net	–	–	14,409	(5,137)

Other expenses	1,400	1,400	–	–

Purchase of fixed assets	–	–	51,941	56,571

Revenues from discontinued operations	7,576	7,576	7,975	7,286

NOTE 18:- FINANCIAL INSTRUMENTS (CONSOLIDATED AND THE COMPANY)

a.	Credit risks:

The Company’s revenues are derived from a large number of customers geographically dispersed in Israel and in other countries. The Company monitors on a current basis the credit of its customers and includes in the financial statements provisions for doubtful debts that reflect appropriately, in management’s estimate, the loss inherent in debts whose collection is doubtful.

b.	Currency risks:

As of December 31, 2006, the excess of monetary liabilities in foreign currency (mainly in U.S. dollar) over monetary assets in foreign currency amounted to NIS 147,244 thousand, of which approximately NIS 85,836 thousand is an excess of current liabilities over current assets in foreign currency.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 18:- FINANCIAL INSTRUMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

The Company periodically enters into foreign exchange transactions in order to reduce its exposure in respect of foreign currency. These transactions are carried out to provide economic hedge, but do not constitute an accounting hedge.

As of December 31, 2006, the Company has forward transactions for the purchase of $ 24 million in consideration of NIS 105 million. The fair value of these transactions as of December 31, 2006 is a liability of NIS 3.9 million.

c.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of long-term liabilities in respect of the purchase of indefeasible rights of use cables is approximately NIS 87 million.

NOTE 19:- DISCONTINUED OPERATIONS

In December 2006, the Company ceased the operations of a call center, including the termination of the center’s employees which had provided internet support services to cable companies.

In accordance with the provisions of Accounting Standard No. 8 assets, liabilities, revenues, expenses and cash flows derived from this line of business are presented separately in the financial statements as assets, liabilities, results and cash flows of discontinued operations. Comparative numbers have been reclassified accordingly.

The results of discontinued operations:

	Consolidated	The Company
	Year ended December 31,	Year ended December 31,
	2006	2006	2005	2004
	Reported NIS in thousands
Revenues	17,780	17,780	12,781	6,804
Cost of revenues	10,849	10,849	8,396	3,801

Income before taxes on income	6,931	6,931	4,385	3,003
Taxes on income	2,149	2,149	1,491	1,052

Income from discontinued operations, net	4,782	4,782	2,894	1,951

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

Assets and liabilities of discontinued operations:

	Consolidated	The Company
	Year ended December 31,	Year ended December 31,
	2006	2006	2005
	Reported NIS in thousands
Assets of discontinued operations—trade receivables	5,927	5,927	6,935
Liabilities of discontinued operations—other accounts payable	(718)	(718)	(1,127)

Net assets	5,209	5,209	5,808

NOTE 20:- BUSINESS SEGMENTS

The Company operates in two principal business segments:

-	Broadband Services: includes provision of Internet access solutions to residential and business customers and also provision of point to point facilities that allow customers to transmit electronic data and provision of domestic telephony services through VoB technology.

-	International Telephony: includes provision of international telephony services from and to Israel and international calling card services.

1.	The segment’s assets include all the operating assets which are used by the segment and are composed mainly of trade and other receivables, equipment and other assets.

2.	The segment’s liabilities include all the operating liabilities that derive from the operating activities of the segment and are composed mainly of trade payables and other accounts payable.

All services of the Company are provided in Israel, including services to customers from outside of Israel that are calling into Israel. In addition, all long-lived assets of the Company are located in Israel. Accordingly, no geographical segment information is necessary.

a.	Revenues, segment results and reconciliation to the profit:

	Consolidated
	Year ended December 31, 2006
	Broadband Services	International Telephony	Total
	Reported NIS in thousands
Revenues	244,927	451,861	696,788

Segment results	54,115	46,166	100,281

General and administrative expenses			(26,015)
Financial expenses			(16,159)
Other expenses			(8,646)
Income taxes			(17,615)
Income from discontinued operations			4,782

Net income			36,628

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 20:- BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2005
	Broadband Services	International Telephony	Total
	Reported NIS in thousands
Revenues	188,073	437,965	626,038

Segment results	48,536	34,983	83,519

General and administrative expenses			(20,221)
Financial expenses			(34,674)
Other income			35
Income taxes			(4,701)
Income for the year from discontinued operations			2,894

Net income			26,852

	The Company
	Year ended December 31, 2004
	Broadband Services	International Telephony	Total
	Reported NIS in thousands
Revenues	160,060	495,063	655,123

Segment results	43,669	68,554	112,223

General and administrative expenses			(25,266)
Financial expenses			(7,370)
Income tax benefit			11,125
Income for the year from discontinued operations			1,951

Net income			92,663

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 20:- BUSINESS SEGMENTS (Cont.)

b.	Assets and liabilities used by the segments

	Consolidated
	December 31, 2006
	Broadband Services	International Telephony	Total
	Reported NIS in thousands
Segment assets	317,661	165,431	483,092

Unallocated assets			102,553

			585,645
Assets of discontinued operations			5,927

Total assets			591,572

Segment liabilities	5,051	52,902	57,953

Unallocated liabilities			502,365

			560,318
Liabilities of discontinued operations			718

Total liabilities			561,036

	The Company
	December 31, 2005
	Broadband Services	International Telephony	Total
	Reported NIS in thousands
Segment assets	261,604	187,001	448,605

Unallocated assets			124,873

			573,478
Assets of discontinued operations			6,935

Total assets			580,413

Segment liabilities	35,687	77,432	113,119

Unallocated liabilities			472,259

			585,378
Liabilities of discontinued operations			1,127

Total liabilities			586,505

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 20:- BUSINESS SEGMENTS (Cont.)

c.	Purchase of long-lived equipment:

	Year ended December 31
	2006	2005	2004
	Reported NIS in thousands
Broadband Services	59,931	81,724	67,357
International Telephony	3,308	9,316	11,277

d.	Depreciation:

Broadband Services	31,531	18,643	15,370
International Telephony	16,330	24,588	21,557

NOTE 21:- CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.	The financial statements have been prepared in accordance with generally accepted accounting principles in Israel based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 21:- CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

c.	Balance sheets—The Company:

	December 31,
	2006	2005
	NIS in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,683	1,499
Trade receivables	137,315	125,600
Other accounts receivable	9,155	8,504
Deferred taxes	5,621	18,779

	160,774	154,382

TRADE RECEIVABLES—LONG-TERM	2,951	3,756

FIXED ASSETS, NET	415,996	399,964

DEFERRED TAXES	–	6,815

OTHER ASSETS, NET	1,758	2,225

ASSETS OF DISCONTINUED OPERATIONS	5,927	6,935

	587,406	574,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit	289,639	301,195
Trade payables	153,288	196,142
Other accounts payable	45,959	34,580

	488,886	531,917

LONG-TERM LIABILITIES:
Other liabilities	61,408	47,427
Deferred taxes	391	–
Investment in subsidiary	3,801	–
Accrued severance pay	7,270	6,034

	72,870	53,461

LIABILITIES OF DISCONTINUED OPERATIONS	718	1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY)	24,932	(12,428)

	587,406	574,077

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 21:- CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of income:

	Year ended December 31,
	2006	2005	2004
	NIS in thousands
Revenues	688,854	626,038	655,123
Cost of revenues	512,068	448,425	462,081

Gross profit	176,786	177,613	193,042

Selling and marketing expenses	71,963	91,678	77,963
General and administrative expenses	25,637	20,161	25,228

Operating income	79,186	65,774	89,851
Financial expenses, net	(15,913)	(34,674)	(7,370)
Other income (expenses), net	(8,679)	32	–

Income before taxes on income	54,594	31,132	82,481
Taxes on income (tax benefit)	18,215	2,061	(11,124)

Income after taxes on income	36,379	29,071	93,605
Equity in losses of subsidiary	(3,801)	–	–
Income from discontinued operations	4,782	2,894	1,952

Net income	37,360	31,965	95,557

e.	Statements of changes in shareholders’ equity (deficiency):

	Share capital	Additional paid-in capital	Accumulated deficit	Total
	NIS in thousands
Balance as of January 1, 2004	3,000	37,414	(180,364)	(139,950)
Net income	–	–	95,557	95,557

Balance as of December 31, 2004	3,000	37,414	(84,807)	(44,393)
Net income	–	–	31,965	31,965

Balance as of December 31, 2005	3,000	37,414	(52,842)	(12,428)
Net income	–	–	37,360	37,360

Balance as of December 31, 2006	3,000	37,414	(15,482)	24,932

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

a.	The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the balance sheet, statement of income, shareholders’ equity or cash flows of the Company are set out below.

b.	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively included in the past the effect of price level changes in the accompanying financial statements, as described in Note 2a. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

c.	Push down accounting basis of presentation:

According to Israeli GAAP, the purchase agreements entered into between Smile Communications Ltd., a wholly owned subsidiary of Internet Gold and all of the Company’s shareholders, have no effect on the financial results of the Company.

In accordance with SEC Staff Accounting Bulletin Topic 5J and EITF D-97 “Pushdown Accounting”, Smile Communications Ltd.’s purchase accounting adjustments, determined in accordance with SFAS No. 141 “Business Combinations”, are “pushed-down” to the Company, meaning the US GAAP financial information presented herein reflects the purchase price allocation to the assets acquired and the liabilities assumed by Smile Communication Ltd., as discussed above, based on the estimated fair value at the date of acquisition. As such, the company recorded the goodwill, intangible assets, fair value adjustments and resulting deferred tax adjustments in the financial information presented under US GAAP herein. Please also refer to Note 22d. and 22g. below.

d.	Fixed assets:

The Company, in accordance with Israeli GAAP accounted for the acquisition of indefeasible usage rights in international cables as acquisition in installments. The purchase price was discounted at market rates of interest and presented as a component of fixed assets and corresponding liability and deferred interest expenses were recorded.

Under U.S. GAAP, in accordance with the provisions of EITF 01-8 “Determining whether an arrangement contains a lease” (“EITF 01-8”), the acquisition of indefeasible usage rights does not meet the definition of lease and is therefore treated as a service contract. Accordingly, the Company offset the net fixed assets balance against the trade payables and other liabilities balances and reclassified the remaining balance as prepaid expenses of usage rights in international cables. In addition, the Company reclassified the deferred interest expenses to operating expenses. The application of EITF 01-8 resulted in temporary tax differences which were recorded as tax assets in accordance with FAS 109 “Accounting for Income Taxes” (“FAS 109”).

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The above mentioned changes resulted in adjustments recorded in the financial information presented under US GAAP herein. Total expenses in regard of indefeasible usage rights in international cables amounted to NIS 15,771 thousand, NIS 25,260 thousand and NIS 23,678 thousand in the period ended December 31, 2004, 2005 and 2006, respectively.

The NIS 292,543 thousand adjustment made to fixed assets, net as of December 31, 2006 consists of NIS 290,000 thousand arising from the reconciliation of indefeasible usage rights as described above, and a NIS 2,543 thousand decrease in fair value related to the purchase price allocation as described in Note 22c. As of December 31, 2005 the adjustment made to fixed assets, net is a NIS 269,343 thousand decrease resulting from the reconciliation of indefeasible usage rights as described above.

The NIS 574 thousand adjustment made to other assets, net as of December 31, 2006 consists of an increase of NIS 1,050 thousand in fair value of the licenses of the company related to the purchase price allocation as described in Note 22c., offset by a NIS 476 thousand decrease resulting from reconciliation of indefeasible usage rights as described above. As of December 31, 2005 the adjustment consists of a NIS 405 thousand decrease, resulting from the reconciliation of indefeasible usage rights as described above.

e.	Liability for severance pay:

The Company, in accordance with Israeli GAAP, has presented accrued severance pay net of any related amounts funded by purchase of insurance policies, including the income from earnings on amounts funded.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2006 and 2005 such funded amounts were NIS 9,616 thousand and NIS 8,361 thousand respectively.

f.	Other income (expenses), net:

The Company, in accordance with Israeli GAAP allocated share issuance expenses, provision for claims and others as other income (expenses).

Under U.S. GAAP, these expenses were recorded as part of operating income. The Company therefore classified such expenses into other expenses in operating income.

g.	Deferred tax assets (liabilities):

The Company, in accordance with Israeli GAAP did not offset current or non-current tax assets from tax liabilities, and the balances are presented separately as assets or liabilities, respectively.

Under US GAAP, in accordance with FAS 109, within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. Accordingly, the Company reclassified its current and non current deferred tax balances.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The adjustment made to current deferred tax asset as of December 31, 2006, is an offset of NIS 4,453 thousand all of which resulted from current deferred tax liability related to the purchase price allocation as described in Note 22c. The adjustment made to long term deferred Tax asset as of December 31, 2005, is an increase of NIS 2,538 thousand resulting from the reconciliation of indefeasible usage rights as described in Note 22d.

The adjustment made to Deferred Tax Liability as of December 31, 2006, is an increase of NIS 49,082 thousand composed of an increase of NIS 54,941 thousand related to the purchase price allocation as described in Note 22c., offset by NIS 5,859 thousand of long term deferred tax asset resulting from the reconciliation of indefeasible usage rights as described in Note 22d.

The following is summary of the significant adjustments to the balance sheet, statement of operations and statement of cash flows which would have been required if U.S. GAAP had been applied instead of Israeli GAAP.

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

h.	Balance sheets:

	Consolidated			Company
	December 31, 2006			December 31, 2005
	Reported NIS in thousands
	Israeli GAAP	GAAP Reconciliation	US GAAP	Israeli GAAP	GAAP Reconciliation	US GAAP
ASSETS CURRENT ASSETS:
Cash and cash equivalents	8,683	–	8,683	1,499	–	1,499
Trade receivables (Note 22c)	135,629	1,424	137,053	125,600	–	125,600
Other accounts receivable	7,364	–	7,364	8,504	–	8,504
Deferred taxes (Note 22c and g)	5,621	(4,453)	1,168	18,779	–	18,779

	157,297	(3,029)	154,268	154,382	–	154,382

LONG-TERM ASSETS:
Trade receivables	2,951	–	2,951	3,756	–	3,756
Severance pay fund (Note 22e)	–	9,616	9,616	–	8,361	8,361

	2,951	9,616	12,567	3,756	8,361	12,117

FIXED ASSETS NET (Note 22c and d)	423,639	(292,543)	131,096	408,770	(269,343)	139,427

DEFERRED TAXES (Note 22d)	–	–	–	4,176	2,538	6,714

OTHER ASSETS:
Other assets, net (Note 22c and d)	1,758	574	2,332	2,394	(405)	1,989
ROU of international cables (Note 22d)	–	173,219	173,219	–	164,027	164,027
Customer base (Note 22c)	–	144,557	144,557	–	–	–
Trade name (Note 22c)	–	90,213	90,213	–	–	–
Goodwill (Note 22c)	–	410,156	410,156	–	–	–

	1,758	818,719	820,477	2,394	163,622	166,016

Assets related to discontinued operation	5,927	–	5,927	6,935	–	6,935

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	289,639	–	289,639	301,195	–	301,195
Trade payables (Note 22d)	142,315	(22,805)	119,510	196,142	(48,141)	148,001
Other accounts payable	46,283	–	46,283	34,580	–	34,580

	478,237	(22,805)	455,432	531,917	(48,141)	483,776

LONG-TERM LIABILITIES:
Other liabilities (Note 22d)	72,381	(71,016)	1,365	47,427	(47,427)	–
Accrued severance pay (Note 22e)	7,270	9,616	16,886	6,034	8,361	14,395
Deferred tax liability (Note 22c, d and g)	2,430	49,082	51,512	–	–	–

	82,081	(12,318)	69,763	53,461	(39,066)	14,395

Liabilities related to discontinued operations	718	–	718	1,127	–	1,127

CONTINGENT LIABILITIES AND COMMITMENTS
SHAREHOLDERS’ EQUITY (DEFECIENCY):
Share capital	3,636	–	3,636	3,636	–	3,636
Additional paid-in capital (Note 22c)	45,177	585,463	630,640	45,177	–	45,177
Accumulated deficit (Note 22d)	(18,277)	(17,577)	(35,854)	(54,905)	(7,615)	(62,520)

	30,536	567,886	598,422	(6,092)	(7,615)	(13,707)

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

i.	Statement of operations

	Consolidated			Company			Company
	December 31, 2006			December 31, 2005			December 31, 2004
	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP
	Reported NIS in thousands

Revenues	696,788	–	696,788	626,038	–	626,038	655,123	–	655,123
Cost of revenues (Note 22d)	523,620	5,943	529,563	450,781	6,028	456,809	458,886	3,545	462,431

Gross profit	173,168	(5,943)	167,225	175,257	(6,028)	169,229	196,237	(3,545)	192,692

Selling and marketing expenses	72,887	–	72,887	91,738	–	91,738	84,014	–	84,014
General and administrative expenses	26,015	–	26,015	20,221	–	20,221	25,266	–	25,266
Other expenses (Note 22f)	–	8,646	8,646	–	(35)	(35)	–	–	–

Operating income	74,266	(14,589)	59,677	63,298	(5,993)	57,305	86,957	(3,545)	83,412

Financial expenses, net (Note 22d)	(16,159)	(7,340)	(23,499)	(34,674)	6,224	(28,450)	(7,370)	2,053	(5,317)
Other income (expenses), net (Note 22f)	(8,646)	8,646	–	35	(35)	–	–	–	–

Income before taxes on income (tax benefit)	49,461	(13,283)	36,178	28,659	196	28,855	79,577	(1,492)	78,095
Taxes on income (tax benefit) (Note 22d)	17,615	(3,321)	14,294	4,701	49	4,750	(11,125)	(373)	(11,498)

Income after taxes on income	31,846	(9,962)	21,884	23,958	147	24,105	90,712	(1,119)	89,593
Income from discontinued operation	4,782	–	4,782	2,894	–	2,894	1,951	–	1,951

Net income	36,628	(9,962)	26,666	26,852	147	26,999	92,663	(1,119)	91,544

012 Golden Lines Ltd.

Notes to Financial Statements—Continued

NOTE 22:- SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

h.	Condensed statements of cash flows:

	Consolidated	Company
	December 31, 2006	December 31, 2005	December 31, 2004
Net cash provided by operating activities	100,561	57,573	122,203
Application of EITF 01-8 (Note 22d)	–	–	(191)

	100,561	57,573	122,012
Net cash from investment according to Israeli GAAP	(37,426)	(52,825)	(44,919)
Application of EITF 01-8 (Note 22d)	(37,535)	(35,150)	(19,989)

	(74,961)	(87,975)	(64,908)
Net cash from finance according to Israeli GAAP	(50,570)	(4,102)	(76,597)
Application of EITF 01-8 (Note 22d)	37,535	35,150	20,180

	(13,035)	31,048	(56,417)
Supplemental disclosure on non-cash activity according to Israeli GAAP	41,103	55,696	54,545
Application of EITF 01-8 (Note 22d)	(41,103)	(55,696)	(54,545)
Applying EITF D-97 and SFAS 141 (Note 22c):
Estimated fair value of assets acquired assumed at the acquisition date:
Customer base	144,557	–	–
Trade Name	90,213
Operating licenses	1,050	–	–
Goodwill	410,156	–	–
Fixed Assets	(2,543)	–	–
Trade receivable	1,424
Deferred tax liability	(59,394)	–	–

Supplemental disclosure on non-cash activity according to US GAAP	585,463	–	–

NOTE 23:- SUBSEQUENT EVENTS (UNAUDITED)

On May 24, 2007, the Company’s subsidiary received a letter from the Israeli Ministry of Communications whereby Telecom was notified by the Ministry that failure to implement the number portability program, as according to an amendment to the Communications Law in March 2005 was required to be implemented by September 1, 2006, constituted a continued violation of the applicable licenses, and that it is considering to impose a fine of NIS 2,032,750 and additional daily fines of NIS 6,450 beginning May 25, 2007, with respect to the license granted to Telecom. Telecom has the opportunity to respond to this notification by July 5, 2007. To date, the Ministry has not implemented the fines. Telecom is in the process of conducting tests of its number portability program and expects to be able to provide number portability by December 1, 2007, the date that the cellular and landline telephony operators have targeted as the initiation date for number portability in Israel.

WiMax

WiFi

BroadBand

LOCAL TELEPHONY

Virtual Private Networks

Mobile

TRADITIONAL VOICE

Voice Over Broadband

Hosting Services

WIRELESS

IP Seamless Mobility

012

call... just because

:-)

smile

6,675,000 Shares

012 Smile.Communications Ltd.

Ordinary Shares

PRELIMINARY PROSPECTUS

                , 2007

Sole Book-Running Manager
CIBC World Markets	Cowen and Company

RBC Capital Markets
Thomas Weisel Partners LLC
Oppenheimer & Co.

Until             , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Directors, Officers and Employees

Section 258 of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the sections below.

Section 259 of the Israeli Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care, except for a breach of the duty of care in case of a prohibited dividend distribution and other prohibited distributions.

Section 260(a) of the Israeli Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director for acts or omissions performed by the office holder in such capacity, for the following liabilities or expenses:

•	Financial liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in favor of another person;

•

Reasonable legal expenses, including attorney fees, incurred pursuant to an investigation or a procedure commenced against the director or the officer by a competent authority, and that was concluded without any indictment being filed and without any financial liability imposed on the office holder in exchange for a criminal procedure, or that was concluded without any indictment being filed but with a the imposition of a financial liability in exchange for a criminal procedure in an offence that does not require proof of criminal intent;

•

Reasonable legal expenses, including attorney fees, incurred by the director or officer or which were imposed on him by a court in an action brought against the director or officer by or on behalf of the company or others; and

•

Reasonable legal expenses, including attorney fees, incurred by the director or officer or which were imposed on him by a court in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proof of criminal intent of which the director or officer was convicted.

Section 260(b) of the Israeli Companies Law specifies that a company may undertake in advance to indemnify a director or officer in respect of the foregoing liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. An undertaking by a company to indemnify a director or officer in advance for a financial liability incurred pursuant to a judgment, settlement or court-approved arbitration award must be limited to foreseeable liabilities in light of the actual activities of the company when it provided the undertaking and reasonable amounts or criteria determined by the board of directors.

Section 261 of the Israeli Companies Law permits a company to provide in its articles of association that the company may insure a director or an officer with regard to acts or omissions performed by him or her in their capacity as a director or an officer. This insurance may cover:

•	Liability for breach of the duty of care to the company or others;

•	Liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and

•	Financial liabilities imposed for the benefit of a third party.

Section 263 of the Israeli Companies Law specifically limits the scope of these provisions and provides that a company may not indemnify an officer or director, nor exculpate an officer or director, nor enter into an insurance contract that would provide coverage for any financial liability incurred as a result of any of the following:

•

A breach by the officer or director of the duty of loyalty, unless with respect to indemnification and insurance the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	An intentional or reckless breach by the officer or director of the duty of care, except for a breach that was committed due to negligence;

•	Any act of omission committed with the intent to unlawfully derive a personal benefit; and

•	Any fine levied against the director or officer.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, an undertaking to indemnify, or indemnification of, a director or officer must be approved by the audit committee and the board of directors and, if such office holder is a director, also by the shareholders.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. Prior to the completion of this offering we may increase the coverage for our officers and directors to $10 million and intend to undertake to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $15 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 7. Recent Sales of Unregistered Securities

In September 2007 and October 10, 2007, we resolved to issue 16,715,860 of our ordinary shares to our parent company, Internet Gold, in consideration for the contribution by Internet Gold of its communications business to us. Such issuance was exempt from registration under the Securities Act of 1933, as amended, because the issuance was made pursuant to Regulation S under the Securities Act or pursuant to an exemption afforded by Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following is a list of exhibits filed as part of this registration statement:

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

4.1	Memorandum of Association of the Registrant**

4.2	Articles of Association of the Registrant*

4.3	Specimen of Ordinary Share Certificate*

5.1	Form of Opinion of Shibolet & Co. regarding legality of the securities being registered*

5.2	Form of Opinion of Carter Ledyard & Milburn LLP as to tax matters*

10.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007**

10.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007**

10.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd.*

Exhibit No.	Description of Exhibit

10.4	Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 60% interest in 012 Golden Lines Ltd.**

10.5	Amendment dated August 1, 2006 to the Agreement dated July 25, 2006 among Internet Gold—Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of 60% interest in 012 Golden Lines Ltd.**

10.6	Amendment dated December 20, 2006 to the Agreement dated July 25, 2006 among Internet Gold—Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd., Globescom Communication (1997) Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 100% interest in 012 Golden Lines Ltd.**

10.7	Form of Agreement among the Registrant, Smile.Media Ltd. and Internet Gold-Golden Lines Ltd.*

10.8	Agreement dated December 29, 2006 between the Registrant and Smile.Media Ltd.**

10.9	Capacity Right of Use Agreement dated as of January 1, 2003 by and between Mediterranean Nautilus Limited and 012 Golden Lines Ltd.*

10.10	Offer to 012 Golden Lines Ltd. to Purchase Additional Capacity over the Med Nautilus Network dated September 5, 2005*

10.11	Capacity Rights of Use Agreement, dated July 31, 2003, between Barak I.T.C. (1995)—The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd.*

10.12	Amendment of Agreement, dated November 10, 2005, between Barak I.T.C. (1995)—The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd.*

10.13	Form of Indemnification Agreement*

10.14	2007 Equity Incentive Plan*

21	Subsidiaries*

23.1	Consent of Somekh Chaikin, independent registered public accounting firm, a member firm of KPMG International

23.2	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member firm of Ernst & Young Global

23.3	Consent of BDO Ziv Haft Consulting & Management Ltd.

23.4	Consent of Shibolet & Co. (to be contained in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page to the Registration Statement)**

*	To be filed by amendment.
**	Previously filed.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach-Tikva, State of Israel on this 19th day of October, 2007.

012 SMILE.COMMUNICATIONS LTD.

BY:	/s/ STELLA HANDLER
Stella Handler
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities on October 19, 2007:

Name	Title

*	Chairman of the Board of Directors
Shaul Elovitch

*	Vice Chairman of the Board of Directors
Eli Holtzman

*	Director
Anat Winner

/S/ STELLA HANDLER	Chief Executive Officer
Stella Handler

/S/ DORON ILAN	Chief Financial and Accounting Officer
Doron Ilan

By:/s/ Donald J. Puglisi Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19711 Tel. (302) 738-6680	Authorized Representative in the United States

*By: /S/ STELLA HANDLER	Attorney-in Fact
Stella Handler